

Manning & Napier Fund, Inc.

Prospectus | March 1 ,[2017date]

	Ticker
Overseas Series	
Overseas Series —Class I(formerly, Class A)	EXOSX
Class K	[xxxxx]
Class R6	[xxxxx]

www.manning-napier.com

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this prospectus is accurate or complete. Any statement to the contrary is a crime.

Manning & Napier Fund, Inc.

Table of Contents

Overseas Series~~ – Class I (formerly, Class A)~~

Summary Section

Investment Goal

The Series' investment objective is to provide long-term growth.

Fees and Expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the Series.

CLASS	~~OVERSEAS SERIES – CLASS~~ I	K	R6
Shareholder Fees (fees paid directly from your investment)	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees[1]	~~0.70%~~ 0.60%	0.60%	0.60%
Distribution and Service (12b-1) Fees	None	0.25%	None
Other Expenses	~~0.05%~~ x.xx%	x.xx%	x.xx%
Acquired Fund Fees and Expenses (AFFE)	x.xx%	x.xx%	x.xx%
Total Annual Fund Operating Expenses[~~1~~ 2]	~~0.75%~~ x.xx%	x.xx%	x.xx%
Less Fee Waivers and Expense Reimbursements[3]	x.xx%	x.xx%	x.xx%
Total Annual Fund Operating Expenses[2]	**x.xx%**	**x.xx%**	**x.xx%**

[1] Management fees have been restated to reflect current fees.

[~~1~~2] The total annual fund operating expenses in this fee table may not correlate to the expense ratios in the financial highlights in ~~this~~the prospectus (and in the Series' financial statements) because the financial highlights include only the Series' direct operating expenses and do not include fees and expenses incurred indirectly by the Series through its investments in other investment companies.

[3] Manning & Napier Advisors, LLC (the Advisor) has contractually agreed to limit its fees and reimburse expenses to the extent necessary so that the total direct annual fund operating expenses of each Class, exclusive of Distribution and Service (12b-1) Fees, do not exceed 0.75% of the average daily net assets of the Class I shares, 0.80% of the average daily net assets of the Class K shares, and 0.65% of the average daily net assets of the Class R6 shares. This contractual waiver will continue until at least February 28, 2019 and may not be amended or terminated by the Advisor prior to such date without the approval of the Series' Board of Directors. The Advisors' agreement to limit each Class's operating expenses is limited to direct operating expenses and, therefore, does not apply to acquired fund fees and expenses, which are indirect expenses incurred by the Series through its investments in other investment companies.

Example

The Example below is intended to help you compare the cost of investing in the Series with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Series for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Series' operating expenses remain the same (taking into account the Advisor's contractual expense limitation until February 28, 2019). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

~~AFTER 1 YEAR~~	~~AFTER~~CLASS I ~~3 YE~~
~~$77~~ 1 Year	$~~240~~ xx
3 Years	$xx
5 Years	$xx
10 Years	$xx

Portfolio Turnover

The Series pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Series shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the performance of the Series. During the most recent fiscal year, the portfolio turnover rate of the Series was ~~37%~~xx% of the average value of its portfolio.

Principal Investment Strategies

The Series invests primarily in common stocks of issuers from outside the United States. The Series will, under normal circumstances, invest at least 80% of its assets in securities of issuers from countries outside the United States; typically, the actual percentage will be considerably higher. The Series may invest in securities denominated in foreign currencies and American Depository Receipts (ADRs) and other U.S. dollar

denominated securities of foreign issuers. The Series may invest in stocks of companies both in developed countries and in emerging market countries. The maximum allocation to any one country, measured at the time of purchase, is the higher of 15% or double the country's weighting in the MSCI EAFE Index. Total holdings in emerging market countries are limited to 35% of the portfolio measured at the time of purchase. The Series may invest in small-, large-, or mid-size companies.

The Series may purchase shares of exchange-traded funds (ETFs), including to establish a diversified position in a particular sector of the market or to manage cash flows. The Advisor believes that purchasing ETFs may allow it to manage the Series' portfolio more efficiently than would otherwise be possible.

The Series may, but is not required to, undertake hedging activities and may invest in forward foreign currency contracts to hedge currency risks associated with the purchase of individual securities denominated in a foreign currency.

The Advisor uses a "bottom-up" strategy, focusing on individual security selection to choose stocks from companies around the world. The Advisor analyzes factors such as the management, financial condition, and market position of individual companies to select companies that it believes will make attractive long-term investments.

In selecting individual securities, the Advisor uses fundamental analysis and looks for one or more of the following characteristics:

- Strong strategic profiles (e.g., strong market position, benefits from technology, market-share gains in a mature market and high barriers to entry).

- Improving market share in consolidating industries.

- Low price relative to fundamental or break-up value.

There are no prescribed limits on the sector allocation of the Series' investments and, from time to time, the Series may focus its investments in one or more sectors.

Principal Risks of Investing in the Series

As with all mutual funds, there is no guarantee that the Series will achieve its investment objective. You could lose money by investing in the Series.

Management risk — The value of your investment may decline if the Advisor's judgments about the attractiveness, relative value or potential appreciation of a particular security or strategy prove to be incorrect.

Market risk — Because the Series invests in stocks, the value of your investment will fluctuate in response to stock market movements. This means that you could lose money on your investment in the Series or the Series could underperform if any of the following occurs:

- Foreign stock markets decline.

- An adverse event, such as an unfavorable earnings report, depresses the value of one or more of the Series' portfolio holdings.

Foreign securities risk — Because the Series may invest in securities of foreign issuers, the Series is subject to additional risks. These include risks of adverse changes in foreign economic, political, regulatory and other conditions. The prices of foreign common stocks may, at times, move in a different direction than the prices of U.S. stocks. The Series' investments may be denominated in the currencies of the countries in which they are located; therefore, the value of the Series may be affected by changes in exchange rates between those foreign currencies and the U.S. dollar. The Advisor's attempt to manage the currency risk described above may not accurately predict movements in currency exchange rates, which could cause the Series to sustain losses.

Emerging markets risk — The Series may also have special risks due to its investments in emerging market countries. In addition to the risks discussed above relating to investments in foreign companies located in developed countries, the Series' investments in emerging market countries are subject to the following risks:

- Emerging markets may be more likely to experience political turmoil or rapid changes in market or economic conditions than more developed countries.

- Emerging market countries often have less uniformity in accounting and reporting requirements and unreliable securities valuation.

- It is sometimes difficult to obtain and enforce court judgments in emerging market countries and there is often a greater potential for nationalization and/or expropriation of assets by the government of an emerging market country.

- There will tend to be an increased risk of price volatility associated with the Series' investments in emerging market countries, which may be magnified by currency fluctuations relative to the U.S. dollar.

Small- and mid-cap risk — The Series may also have special risks due to its investments in stocks of small- and mid-size companies. These risks include the following:

- The stocks of small- and mid-size companies may be subject to more abrupt or erratic market movements than the stocks of larger companies.

- The stocks of small- and mid-size companies may be subject to liquidity risk because such stocks may have lower trading volume and be less marketable than the stocks of larger companies. Liquidity risk is further described below.

- Small- and mid-size companies may have limited product lines, markets, or financial resources, and they may depend on a small management group. As a result, they fail more often than larger companies.

Forward contracts risk — The Series is subject to the following risks due to its ability to invest in forward contracts:

- Forwards, like all derivatives, can be extremely sensitive to changes in the market value of the underlying investment, and changes in the value of a forward contract may not correlate perfectly with the underlying investment.

- The Series may not be able to receive amounts payable to it under its forward contracts as quickly as it may be able to sell or otherwise obtain payments from other investments, so the Series' investments in such contracts may not be as liquid as the Series' other investments.

- The Series' use of forwards is also subject to the risk that the counterparty to the forward contract will default or otherwise become unable to honor its obligation to the Series.

Risks related to ETFs — The risks of owning shares of an ETF generally reflect the risks of owning the underlying securities the ETF is designed to track, although lack of liquidity in an ETF could result in its value being more volatile than the underlying portfolio of securities. The Series will also bear its proportionate share of the expenses of the purchased ETF in addition to its own expenses.

Sector focus risk — Because the Series' investments may, from time to time, be more heavily invested in a particular sector or sectors, the value of its shares may be especially sensitive to factors and economic risks that specifically affect those sectors. As a result, the Series' share price may fluctuate more widely than the value of shares of a mutual fund that invests in a broader range of sectors.

Liquidity risk — The Series is subject to the risk that, at certain times, its securities may be difficult or impossible to sell at the time and the price that the Series would like. The Series may have to lower the price, sell other securities instead or forego an investment opportunity, any of which could have a negative effect on the Series' management or performance.

Large redemption risk — Certain institutions or individuals may from time to time own (beneficially or of record) or control a significant percentage of the Series' shares. Redemptions by these institutions or individuals in the Series may impact the Series' liquidity and net asset value (NAV). These redemptions may also force the Series to sell securities, which may cause the Series to experience a loss (particularly during periods of declining or illiquid markets), as well as cause the Series' portfolio turnover rate and transaction costs to rise, which may negatively affect the Series' performance and increase the

likelihood of capital gain distributions for remaining shareholders.

The risks above could contribute to a decline in the value of the Series' investments and, consequently, the share price of the Series.

Summary of Past Performance

The bar chart and average annual total return table provide some indication of the risks of investing in the Series. The bar chart shows the variability in the performance of the Series by showing changes in the performance of the Class I shares of the Series for each of the last ten calendar years. The total return table shows how the average annual total returns for the Class I shares of the Series for different periods compared to those of a broad-based securities index. Performance figures prior to July 10, 2002 reflect the performance of the Exeter Trust Company Group Trust for Employee Benefit Plans: International Equity Collective Investment Trust (the Collective) which was managed by the Advisor and reorganized into the Series on that date. The Collective was not open to the public generally, or registered under the Investment Company Act of 1940, as amended (1940 Act), or subject to certain restrictions that are imposed by the 1940 Act. If the Collective had been registered under the 1940 Act, performance may have been adversely affected. Because the fees of the Collective were lower than the Series' fees, historical performance would have been lower if the Collective had been subject to the same fees. No performance is shown for the Class K and Class R6 shares of the Series, because they were not active prior to the date of this prospectus. Past performance (both before and after taxes) does not necessarily indicate how the Series will perform in the future. Quarterly performance information of the Series is available at www.manning-napier.com.

CALENDAR YEARS ENDED DECEMBER 31



Quarterly Returns
Highest (quarter ended ~~9~~xx/~~30~~xx/~~2009~~xxxx): ~~25.72%~~x.xx%
Lowest (quarter ended ~~12~~xx/~~31~~xx/~~2008~~xxxx): (~~25.38~~x.xx)%

AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDED DECEMBER 31, ~~2016~~ 2017

	1 Year	5 Years	10 Years	Since Inception[1]
Return Before Taxes	~~3.50%~~ x.xx%	~~4.90%~~ x.xx%	~~1.24%~~ x.xx%	~~7.21%~~ x.xx%
Return After Taxes on Distributions	~~3.27%~~ x.xx%	~~4.03%~~ x.xx%	~~0.39%~~ x.xx%	N/A

AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDED DECEMBER 31, ~~2016~~ 2017

	1 Year	5 Years	10 Years	Since Inception[1]
Return After Taxes on Distributions and Sale of Series Shares	~~2.51%~~ x.xx%	~~3.96%~~ x.xx%	~~1.02%~~ x.xx%	N/A
MSCI ACWI ex USA (reflects no deduction for fees, expenses or taxes)	~~4.50%~~ x.xx%	~~5.00%~~ x.xx%	~~0.96%~~ x.xx%	~~5.18%~~ x.xx%

[1]Performance numbers for the Series are calculated from September 23, 1998, the Collective's inception date. Performance numbers for the Index are calculated from September 30, 1998. Since inception after-tax returns are not presented because prior to its reorganization, the Collective was not required to distribute income to investors annually.

~~Performance numbers for the Series are calculated from September 23, 1998, the Collective's inception date. Performance numbers for the Index are calculated from September 30, 1998. Historical after tax returns are not presented for certain periods because prior to its reorganization, the Collective was not required to distribute income to investors annually.~~The after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Series shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Investment Advisor
The investment advisor of the Series is Manning & Napier Advisors, LLC.

Portfolio Managers
A portfolio management team made up of investment professionals employed by the Advisor is jointly and primarily responsible for making all of the Series' investment decisions. The following investment professionals serve on the Series' management team:

Ebrahim Busheri, CFA®
Director of Investments, has managed the Series since 2012.

Jeffrey W. Donlon, CFA®
Senior Analyst/Managing Director of Global Strategies Group, has managed the Series since 2004.

~~**Ajay M. Sadarangani, CFA**®~~
~~Senior Analyst/Managing Director, Small and Mid-Cap Research, has managed the Series since 2015.~~

Marc Tommasi
Co-Head of Global Equities, Senior Analyst/Chief Investment Strategist, has managed the Series since 2002.

Purchase and Sale of Series Shares

You may purchase or redeem shares of the Series on any day the New York Stock Exchange (NYSE) is open. The minimum initial investment ~~for the Class K shares~~ of the Series is $~~2,000. The Class K shares investment minimum is waived for certain qualified retirement plans and participants in an automatic investment program who invest at least $1,000 in a 12-month period. The minimum initial investment for the Class I shares of the Series is $~~1,000,000. ~~This~~ The Class I shares investment minimum is waived for certain qualified retirement plans. ~~There is no minimum initial investment for the Class R6 shares of the Series. There is no minimum for subsequent investments.~~ You may purchase or redeem shares of the Series ~~directly with the Fund~~ by mail (Manning & Napier Fund, Inc., P.O. Box 9845, Providence, RI 02940-8045), by Internet (www.manning-napier.com), by telephone (1-800-466-3863) or by wire. Shareholders holding shares through a financial intermediary should contact their financial intermediary to learn how to place purchase or redemption orders.

Tax Information

The distributions made by the Series generally are taxable, and will be taxed as ordinary income or capital gains. If you are investing through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account, you will generally not be subject to federal taxation on Series distributions until you begin receiving distributions from your tax-deferred arrangement. You should consult your tax advisor regarding the rules governing your tax-deferred arrangement.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase the Series' shares through a broker-dealer or other financial intermediary (such as a bank), the Series and its related companies may pay the intermediary for the sale of Series shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Series over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

More Information About the Series' Principal Investment Strategies and Principal Risks

More Information About the Series' Principal Investments

Equity securities — Equity securities are primarily common stocks of non-U.S. companies.

Foreign securities — Foreign securities include foreign stocks and ADRs and other U.S. dollar and non-U.S. dollar denominated securities of foreign issuers, including those in emerging markets. ADRs are securities that are listed and traded in the United States but represent an ownership interest in securities issued by a foreign issuer. ADRs are subject to many of the risks associated with investing directly in foreign securities, which are described below.

Exchange-traded funds (ETFs) — ETFs are investment companies whose shares are bought and sold on a securities exchange. ETFs invest in a portfolio of securities designed to track a particular market segment or index.

Currency hedging — In order to attempt to manage the currency risk associated with owning and trading foreign securities, a Series may, but is not required to, hedge against changes in the value of foreign currencies relative to the U.S. dollar primarily through the use of forward foreign currency exchange contracts. These derivatives may be used to hedge against changes in the value of foreign currencies relative to the U.S. dollar in connection with specific transactions or portfolio positions.

More Information About the Series' Principal Risks

Management risk — The investment performance of a Series depends largely on the skill of key personnel and investment professionals of the Advisor. The Advisor will apply investment techniques and risk analyses in making investment decisions for a Series and there can be no guarantee that these will produce the desired results. The Series' investment strategies permit investments to be made in a broad range of issuers, securities and transactions. Within these parameters, the Advisor will make investment decisions for a Series as it deems appropriate. No assurance can be given that a Series will be successful in obtaining suitable investments, or that if such investments are made, the objectives of the Series will be achieved.

Equity risk — The prices of equity securities rise and fall daily. These price movements may result from factors affecting individual companies, industries or the securities market as a whole. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. In addition, the equity market tends to move in cycles which may cause stock prices to fall over short or extended periods of time.

Large-cap risk — Large-cap stocks tend to go in and out of favor based on market and economic conditions. The returns on large-cap stocks may underperform other types of investments, such as small- or mid-cap stocks.

Small- and mid-cap risk — Small- and mid-cap companies may be more vulnerable to adverse business or economic events than larger, more established companies. In particular, small- and mid-cap companies may have limited product lines, markets and financial resources, and may depend upon a relatively small management group. The securities of smaller companies are often traded in the over-the-counter market and, even if listed on a national securities exchange, the trading market (i.e., the volume of trades on any given day) for such securities may be less active than larger companies listed on that exchange. Consequently, the securities of these companies may be less liquid, may have limited market stability, and may be subject to more abrupt or erratic market movements than the securities of larger, more established companies. As a result, the prices of smaller companies owned by a Series may be volatile.

Foreign securities risk — Investments in securities of foreign issuers involve certain risks that are greater than those associated with investments in securities of U.S. issuers. These include risks of adverse changes in foreign economic, political, regulatory and other conditions, or changes in currency exchange rates or exchange control regulations (including limitations on currency movements and exchanges). In certain countries, legal remedies available to investors may be more limited than those available with respect to investments in the United States. The securities of some foreign companies may be less liquid and, at times, more volatile than securities of comparable U.S. companies. The securities of foreign companies may also experience more rapid or extreme changes in value than securities of U.S. companies because the securities markets of many foreign countries are relatively small, with a limited number of companies representing a small number of industries. There also is the risk that the cost of buying, selling, and holding foreign securities, including brokerage, tax, and custody costs, may be higher than those involved in domestic transactions. During any period when foreign securities underperform other types of investments — U.S. securities, for instance — the performance of a Series that holds foreign securities may lag these investments. A Series' investments in foreign securities may be subject to foreign withholding and other taxes. Although in some countries all or a portion of these taxes are recoverable, the non-recovered portion will reduce the income received by the Series. In addition, a Series' investments in foreign securities may increase or accelerate the Series' recognition of ordinary income or may affect the timing or amount of the Series' distributions.

Emerging markets risk — Emerging market countries are countries that the World Bank or the United Nations considers to be emerging or developing. Emerging markets may be more likely to experience political turmoil or rapid changes in market or economic conditions than more developed countries. Emerging market countries often have less uniformity in accounting and reporting requirements and unreliable securities valuation. It is sometimes difficult to obtain and enforce court judgments in such countries and there is often a greater potential for nationalization and/or expropriation of assets by the government of an emerging market country. In addition, the financial stability of issuers (including governments) in emerging market countries may be more precarious than in other countries. As a result, there will tend to be an increased risk of price volatility associated with investments in emerging market countries, which may be magnified by currency fluctuations relative to the U.S. dollar.

Currency risk — Investments in securities denominated in, and/or receiving revenues in, foreign currencies will be subject to currency risk. This is the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline in value relative to the currency hedged. In either event, the dollar value of an investment in the security would be adversely affected. Currencies in non-U.S. countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates; intervention by U.S. or foreign governments, central banks or supranational agencies, such as the International Monetary Fund; or by the imposition of currency controls or other political developments in the United States or abroad.

Risks related to currency hedging and use of forward contracts — A hedging strategy relies upon the ability of the Advisor to accurately predict movements in currency exchange rates. In addition, a Series could be exposed to risk if the counterparty to a forward contract is unable to meet the terms of the contract or if the value of the currency changes unfavorably relative to the U.S. dollar. Also, there may not be an exact relationship between changes in the prices of a forward foreign currency exchange contract and the underlying currency. A Series' use of forward contracts is also subject to liquidity risk, which is discussed below.

Risks related to ETFs — ETFs, like mutual funds, have expenses associated with their operation, including advisory fees. When a Series invests in an ETF, in addition to directly bearing expenses associated with its own operations, it will bear a pro rata portion of the ETF's expenses. The risks of owning shares of an ETF generally reflect the risks of owning the underlying securities the ETF is designed to track, although lack of liquidity in an ETF could result in its value being more volatile than the underlying portfolio of securities.

Sector focus risk — To the extent a Series focuses or concentrates its investments in a particular sector or sectors, the Series will be more susceptible to events or factors affecting companies in those sectors. For example, the values of securities of companies in the same sector may be negatively affected by the common characteristics they share, the common business risks to which they are subject, common regulatory burdens, or regulatory changes that affect them similarly. Such characteristics, risks, burdens or changes include, but are not limited to, changes in governmental regulation, inflation or deflation, rising or falling interest rates, competition from new entrants, and other economic, market or political developments specific to the particular sector or sectors.

Liquidity risk — Liquidity risk exists when particular investments are difficult to purchase or sell. The market for certain investments may become illiquid due to specific adverse changes in the conditions of a particular issuer or under adverse market or economic conditions independent of the issuer. A Series' investments in illiquid securities may reduce the returns of that Series because it may be unable to sell the illiquid securities at an advantageous time or price. Further, transactions in illiquid securities may entail transaction costs that are higher than those for transactions in liquid securities.

Large redemption risk — Certain institutions or individuals may from time to time own (beneficially or of record) or control a significant percentage of a Series' shares. Redemptions by these institutions or individuals in a Series may impact the Series' liquidity and net asset value (NAV). These redemptions may also force a Series to sell securities, which may cause the Series to experience a loss (particularly during periods of declining or illiquid markets), as well as cause the Series' portfolio turnover rate and transaction costs to rise, which may negatively affect the Series' performance and increase the likelihood of capital gain distributions for remaining shareholders.

Defensive Investing

The Series may depart from its principal investment strategies by taking temporary defensive positions in response to adverse market, economic or political conditions. During such times, the Series may invest up to 100% of its assets in cash, cash equivalents or other high quality short-term investments. If the Series takes a temporary defensive position, it may be unable to achieve its investment goal.

Investment Strategy and Goal

The investment strategy of the Series is to invest, under normal circumstances, at least 80% of its assets in securities of issuers from countries outside the United States. The Series will notify its shareholders at least sixty days prior to any change in its investment strategy.

The Series' Board of Directors may change the Series' investment goal ~~(described above under~~of seeking to ~~"Investment Goal~~provide long~~"~~ ~~in the summary section~~term growth)without obtaining the approval of the Series' shareholders. If there is a material change in the Series' investment goal, shareholders will be notified thirty days prior to any such change and will be advised to consider whether the Series remains an appropriate investment in light of their then current financial position and needs. The Series may not succeed in achieving its goal.

Management

The Advisor

The Series' advisor is Manning & Napier Advisors, LLC, 290 Woodcliff Drive, Fairport, New York 14450 ("Manning & Napier" or the "Advisor"). Manning & Napier is registered as an investment advisor with the SEC. The Advisor has claimed an exclusion from the definition of the term "commodity pool operator" (CPO) under the Commodity Exchange Act (CEA) with respect to the Series. Therefore, the Series is not subject to registration or regulation under the CEA. The Advisor has registered as a CPO with respect to certain products not included in this prospectus.

As of ~~December 31,[2016~~date], Manning & Napier managed $~~31.7~~xx.xx billion for individual and institutional investors. The Advisor is responsible for the day-to-day portfolio management of the Series and generally oversees the Series' overall business affairs, service providers and officers.

Portfolio Managers

The following investment professionals serve on the Series' Portfolio Management Team, and are jointly and primarily responsible for making investment decisions for the Series.

Ebrahim Busheri, CFA®, Director of Investments
Joined the Advisor in 2011. Director of Investments since 2015. Previous positions held in the last five years: Senior Analyst, 2011 – 2015; Managing Director, 2012 – 2015. Previously worked for Manning & Napier from 1988 to 2001 in multiple capacities including the Co-Director of Research and the Managing Director of the Technology and Consumer Groups. Member of the Series' Portfolio Management Team since 2012.

Jeffrey W. Donlon, CFA®, Senior Analyst/Managing Director of Global Strategies Group
Joined the Advisor in 1998. Senior Analyst since 1998. Managing Director since 2004. Member of Series' Portfolio Management Team since 2004.

~~**Ajay M. Sadarangani, CFA®, Senior Analyst/Managing Director, Small- and Mid-Cap Research**~~
~~Joined the Advisor in 2001. Senior Analyst since 2010. Managing Director since 2015. Member of the Series' Portfolio Management Team since 2015.~~

Marc Tommasi, Co-Head of Global Equities, Senior Analyst/ Chief Investment Strategist
Joined the Advisor in 1986. Senior Analyst since 1988. Co-Head of Global Equities since 2015. Chief Investment Strategist since 2016. Previous positions held in the last five years: Co-Chief Investment Strategist, 2015 – 2016; Managing Director, 1992 – 2015; Head of Global Investment Strategy, 2010 – 2015. Member of the Series' Portfolio Management Team since 2002.

The Statement of Additional Information (SAI) contains additional information about the Series' management team, including the structure of their compensation, their role in managing other accounts, and their ownership of securities in the Series.

Information About Discretionary Investment Accounts

Shares of the Series may be used in connection with a discretionary account management service of the Advisor that uses Fund shares as all or part of an account's underlying investment options. There are no limits on the portions of these accounts that may be invested in the Series.

From time to time, these discretionary accounts may hold a substantial portion of the outstanding shares of the Series, and transactions in shares of the Series for such accounts may have an impact upon the size and operations of the Series. For instance, transactions in shares of the Series for these accounts may cause the Series' portfolio turnover rate and transaction costs to rise, which may negatively affect fund performance and increase the likelihood of capital gain distributions. In addition, the Series' assets may be significantly less during times when these discretionary accounts are not invested in the Series, which would cause the Series' remaining shareholders to bear greater portions of the Series' fixed operating expenses, subject to any fee waiver then in effect.

Management Fees

In return for the services it provides to the Series, the Advisor receives an annual management fee of ~~0.70%~~0.60% of the Series' average daily net assets, which is computed daily and payable monthly by the Series. The Advisor has contractually agreed to limit the Series' total direct annual fund operating expenses, exclusive of Distribution and Service (12b-1) Fees, to 0.75% of the average daily net assets of the ~~Series~~Class I shares, 0.80% of the average daily net assets of the Class K shares, and 0.65% of average daily net assets of the Class R6 shares. This contractual waiver will remain in effect at least until February 28, ~~2018~~2019 and may be extended. Prior to [date], the management fee for the Series was 0.70%. [The Advisor received its full management fee for the fiscal year ended October 31, ~~2016~~2017]. A discussion regarding the basis for the Board of Directors' approval of the Series' investment advisory agreement is available in the Series' semi-annual report dated April 30, ~~2016~~2017, which covers the period November 1, ~~2015~~2016 through April 30, ~~2016~~2017.

The Distributor

The ~~Series~~Class I, Class K ~~shares~~ and Class R6 shares of the Series are offered on a continuous basis through the Fund's principal underwriter, Manning & Napier Investor Services, Inc. (the Distributor).

Payments to Broker-Dealers and Other Financial Intermediaries

Distribution and Shareholder Services Fees

Class K shares of the Series are subject to an annual distribution and shareholder services fee (a Distribution and Shareholder Services Fee) of up to 0.25% of the Class's average daily net assets in accordance with a distribution and shareholder services plan (the Distribution and Shareholder Services Plan) adopted by the Fund's Board of Directors pursuant to Rule 12b-1 under the 1940 Act. The Distribution and Shareholder Services Fee is intended to compensate the Distributor for services and expenses primarily intended to result in the sale of Class K shares and/or in connection with the provision of direct client service, personal services, maintenance of shareholder accounts and reporting services to holders of Class K shares of the Series. Generally, the Distribution and Shareholder Services Fee will not be retained by the Distributor but will instead be reallowed to financial intermediaries who provide these services.

Expenses and services for which the Distributor or another intermediary or agent may be compensated include, without limitation, expenses (including overhead and telephone expenses) of, and compensation to, employees of the Distributor or of intermediaries who engage in distribution or servicing of Class K shares, printing of prospectuses and reports for other than existing Class K shareholders, advertising, preparing, printing and distributing sales literature and forwarding communications from the Fund to such persons. The Distribution and Shareholder Services Plan is of the type known as a "compensation" plan. This means that the fees are payable to compensate the Distributor or intermediary for services rendered even if the amount paid exceeds the Distributor's or intermediary's expenses. Because these fees are paid out of the Series' assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than other types of sales charges.

Class I shares and Class R6 shares of the Series are not subject to a Distribution and Shareholder Services Fee.

Other Payments by the Fund

The Fund may enter into agreements with financial intermediaries pursuant to which the Fund may pay financial intermediaries for non-distribution related sub-transfer agency, administrative, sub-accounting, and other shareholder services in an annual amount not to exceed 0.15% of the average daily net assets of the Class I and Class K shares of the Series. Payments made pursuant to such agreements are generally based on the current assets and/or number of accounts of the Series attributable to the financial intermediary. Any payments made pursuant to such agreements may be in addition to, rather than in lieu of, any Distribution and Shareholder Services Fee payable under the Distribution and Shareholder Services Plan of the Fund.

Payments by the Advisor and/or its Affiliates

The Advisor may use its own resources to engage in activities that may promote the sale of the Series' shares, including payments, or other forms of incentives such as discounted fees for products or services of affiliates, to third parties who provide services such as shareholder servicing, marketing support, and distribution assistance to the Series. These fees or other incentives are in addition to any payments made to financial intermediaries by the Fund. The level of payments made to financial intermediaries may be a fixed fee or based upon one or more of the following factors: gross sales, current assets and/or number of accounts of the Series attributable to the financial intermediary, the particular type of Series, or other measures as agreed to in writing by the Advisor, the Distributor and/or their affiliates and the financial intermediaries or any combination thereof. The amount of these payments is determined at the discretion of the Advisor, the Distributor and/or their affiliates from time to time and may be different for different financial intermediaries based on, for example, the nature of the services provided by the financial intermediary.

The Advisor may also, from its own resources, defray or absorb costs relating to distribution, including compensation of employees who are involved in distribution. These payments or discounts may be substantial but are paid or discounted by the Advisor or its affiliates, not by a Series or its shareholders. Such payments may provide an incentive for the financial intermediary to make shares of a Series available to its customers and may allow a Series greater access to the financial intermediary's customers, and may create a conflict of interest by influencing the financial intermediary to recommend a Series over another investment.

Information About Class I SharesChoosing a Share Class

The Series offers three classes of shares: Class I shares are offered to institutions, such as investment companiesClass K, foundationsand Class R6 shares;. endowmentsEach share class has its own investment eligibility criteria, bankscost structure and other features;. trusts and corporate capital and cash management accountsThe following summarizes the primary features of the Class I, large employee benefit plansClass K, and individual investorsClass R6 shares. Contact your financial intermediary or the Fund for more information about the Series' share classes and how to choose among them.

CLASS NAME	ELIGIBLE INVESTORS	INVESTMENT MINIMUMS	DISTRIBUTION AND SHAREHOLDER SERVICES FEE
Class I	Institutions, such as investment companies, foundations, endowments, banks, trusts and corporate capital and cash management accounts, employee benefit plans, and individual investors.	Initial – $1,000,000 Minimum Balance Requirement $1,000,000	None
Class K	Employee benefit plans and individual or institutional investors.	Initial – $2,000 Minimum Balance Requirement $1,000	0.25%
Class R6	Qualified retirement plans, such as employee benefit plans, defined contribution plans, and 401(k) plans.	Initial – None Minimum Balance Requirement None	None

The minimum initial investment and minimum balance requirement for the Class K shares of the Series are waived for certain qualified retirement plans and participants in an automatic investment program who invest at least $1,000 in a 12-month period. The minimum initial investment and minimum balance requirements for the Class I shares are waived for certain qualified retirement plans. The Fund reserves the right to change or waive a Class's investment minimums in its sole discretion.

Shares of each Class are available for direct investment from the Fund or through certain financial intermediaries that have entered into an agreement with the Fund's Distributor. Financial intermediaries include financial planners, investment advisors, broker-dealers or other financial institutions. An investor may be eligible to purchase more than one share class. However, if you are purchasing your shares through a financial intermediary, you may only purchase that class of shares which your financial intermediary sells or services. Your financial intermediary can tell you which class of shares is available through the intermediary.

Class I shares of the Series are available for direct investment from the Fund or through certain financial intermediaries that have entered into an agreement with the Fund's Distributor. Financial intermediaries include financial planners, investment advisors, broker-dealers or other financial institutions.If you purchase your shares through an intermediary, your financial intermediary may impose different or additional conditions than the Series on purchases, redemptions and exchanges of shares. These differences may include initial, subsequent and maintenance investment requirements, exchange policies, and trading restrictions. Your financial intermediary may independently establish and charge you fees, which may include commissions, transaction fees, account fees and otheraccount fees in addition to the fees charged by the Series. These additional fees may vary over time and would increase the cost of your investment and lower investment returns. You should consult your financial intermediary directly for information regarding these conditions and fees. The Series is not responsible for the failure of your financial intermediary to carry out its responsibilities.

You or your financial intermediary may request that the shares in your account be converted to another share class with lower total expenses if you meet the eligibility requirements of the other share class. In addition, certain financial intermediaries have arranged for the Fund to automatically implement such conversions in specified circumstances for shares held through the financial intermediary or in an account established directly with the Fund through the financial intermediary.

The Fund reserves the right to determine which potential investors qualify as eligible investors for each share class. Shares of a class held by a non-eligible investor are subject to involuntary redemption by the Fund.

If your account no longer meets the minimum balance requirement for a share class, the Fund may automatically convert the shares in the account to another share class or redeem your shares, as appropriate. The Fund will notify you in writing before any mandatory conversion or redemption occurs.

How to Buy, Exchange, and Redeem Shares

Actions by Authorized Representative

Shareholders who establish an account directly with the Fund through a financial intermediary have authorized the registered representative of such intermediary indicated on the account application or subsequent documentation to perform transactions in the Series' shares and certain account maintenances on behalf of the shareholders.

How to Obtain Forms

You can obtain the forms referenced in the following sections by going to the Fund's website at www.manning-napier.com/fundapps or by calling 1-800-466-3863.

How to Buy Shares

Shareholders holding shares through a financial intermediary should contact their intermediary to learn how to place orders to buy shares. Shareholders holding shares directly with the Fund may purchase shares directly from the Fund, as described below.

The initial minimum investment for the Series' Class K shares is $2,000. The Class K shares investment minimum is waived for certain qualified retirement plans and participants in an automatic investment program who invest at least $1,000 in a 12-month period. The initial minimum investment for the Series' Class I shares is $1,000,000. The Class I shares investment minimum is waived for certain qualified retirement plans. There is no minimum initial investment for the Series' Class R6 shares. Employees of the Advisor or its affiliates may invest in the Series' Class K shares with a minimum initial investment of $250.

The initial minimum investment for the Series is $1,000,000. This investment minimum may be waived for certain qualified retirement plans. The Fund reserves the right to change or waive the Series' investment minimumminimums in its sole discretion. The Fund also reserves the right to reject purchase orders or to stop offering its shares without notice to shareholders. The Fund does not generally accept investments by non-U.S. persons or certain U.S. persons living outside the U.S. Such persons may be permitted to invest in the Fund under certain limited circumstances.

Check Acceptance Policy

The Fund reserves the right to reject certain forms of payment for share purchases. Investments that are received in an unacceptable form will be returned. The Fund maintains a check acceptance policy for share purchases. Checks must be made payable to the Manning & Napier Fund, Inc. and must be in U.S. dollars. The Fund will not accept cash, third party checks, starter checks, travelers checks, credit card checks or money orders.

The Fund will not accept a P.O. Box as a primary address. A physical address must be used. A P.O. Box may be used as a mailing address only. Shareholder information is subject to independent identity verification and may be shared, as permitted by law and the Fund's Privacy Policy, for identifying and reporting suspected money laundering and terrorist activity. Please review your account application for additional information.

By Mail
Opening an account
- Send a check payable to Manning & Napier Fund, Inc., with the completed original account application.

  The address is:
  Manning & Napier Fund, Inc.
  P.O. Box 9845
  Providence, RI 02940-8045

- To request an account application, refer to the section *How to Obtain Forms*.

Adding to an account
- Send a check payable to Manning & Napier Fund, Inc. and a letter of instruction with the name of the Series and share class to be purchased and the account name and number to the above address.

By Wire
Opening or adding to an account
- After the Fund has received your completed account application, you may wire funds to open or add shares to your account. Before sending a wire, call 1-800-466-3863 for wire instructions.

By Telephone
Adding to an Account
- You may use the Telephone Purchase feature to add to an existing account. To use this service, call 1-800-466-3863 to request a debit from your pre-authorized checking account. Your bank must be a member of the Automated Clearing House (ACH) to use this feature. Any purchases made through this feature will be posted to your account at the NAV calculated when your purchase request is determined

to be in good order (generally on the next business day after your call that both the NYSE and banks are open).

Through the Internet
Adding to an Account
- If you are a registered user of the Fund's website, you may use the Internet to add to an existing account by requesting a debit from your bank account. To use this service, go to www.manning-napier.com, click on the "login" button in the top right hand corner of the screen, and follow the prompts. Any purchases made through this feature will be posted to your account at the NAV calculated when your purchase request is determined to be in good order (generally on the next business day after your order that both the NYSE and banks are open).

Automatic Investment Plan
You may participate in the Automatic Investment Plan by completing the applicable section of the account application or by completing the appropriate section of the form titled "Account Maintenance Form – Financial EFT Bank Change". Through the plan, you can authorize transfers of a specified amount from your bank account into the Series on a monthly, quarterly, semi-annual or annual basis. The minimum amount of each investment is $25. If you have insufficient funds in your account to complete a transfer, your bank may charge you a fee. To request an account application or form, refer to the section *How to Obtain Forms*.

How to Exchange Shares
Subject to the conditions discussed in the "Excessive Trading" section below, shareholders may exchange shares of the Series for a class of shares of any other Series of the Fund currently available for investment if the registration of both accounts is identical and the exchange order and shareholder meet the minimum investment and other requirements for the Series and class into which they are exchanging. Please read the prospectus of the Series into which you wish to exchange prior to requesting the exchange. The Fund may alter, limit or suspend its exchange privilege on 60 days' notice.

The Fund's exchange privilege is not intended as a vehicle for short-term or excessive trading. The Fund may suspend or terminate your exchange privilege if you engage in a pattern of exchanges that is excessive, as determined in the sole discretion of the Fund. For more information about the Fund's policy on excessive trading, see "Excessive Trading."

An exchange involves a redemption of shares surrendered in the exchange, and therefore it may cause the shareholder to realize a gain that may be subject to income tax. However, an exchange between share classes in the same Series is not reported as a taxable sale.

Shareholders holding shares through a financial intermediary should contact their financial intermediary to learn how to place orders to exchange shares. Shareholders holding shares directly with the Fund may exchange shares directly with the Fund, as described below.

By Mail
- Send a letter of instruction or a completed "Fund Exchange Request Form" to Manning & Napier Fund, Inc., at the address found in the section *How To Buy, Exchange and Redeem Shares — Opening An Account*, signed by each registered account owner, exactly as your names appear on the account registration.
- Provide the name of the current Series and class of shares, the Series and class of shares to exchange into, and the dollar amount to be exchanged.
- Provide the account number.

By Telephone
- Unless you have declined telephone privileges, call the Fund at 1-800-466-3863.
- Provide the name of the current Series and class of shares, the Series and class of shares to exchange into, and the dollar amount to be exchanged.
- Provide the account number.
- We will ask for identification, and all telephone calls are recorded.

Through the Internet
- If you are a registered user of the Fund's website, you may use the Internet to exchange shares between Series. To use this service, go to www.manning-napier.com, click on the "login" button in the top right hand corner of the screen, and follow the prompts. Any exchanges made through this feature prior to the close of trading on the NYSE on a business day will be posted to your account at the NAV calculated on that day.

How to Redeem Shares
The Fund typically expects to pay out redemption proceeds to redeeming shareholders within one business day following receipt of shareholder redemption requests. The Fund may, however, postpone payment of redemption proceeds for up to seven days. In addition, the Fund may suspend redemptions or postpone payment of redemption proceeds for longer than seven days when the NYSE is closed, other than during customary weekends or holidays, or as otherwise permitted by the SEC. If you recently purchased your shares by check, redemption proceeds may not be available until your check has

cleared (which may take up to 10 days from your date of purchase).

The Fund may sell portfolio assets, hold cash or cash equivalents, use short-term borrowings from its custodian, and/ or redeem shares in-kind (as described below), as necessary, to meet redemption requests.

A Medallion Signature Guarantee may be required for certain redemption requests, such as redemption requests over $100,000 sent to an address other than a pre-designated bank account. Likewise, certain types of account maintenance, such as address changes, result in a thirty calendar day hold on your account during which any redemption requests via check to the new address must include a Medallion Guarantee.

Shareholders holding shares through a financial intermediary should contact their financial intermediary to learn how to place orders to redeem shares. Shareholders holding shares directly with the Fund may place redemption orders directly with the Fund, as described below.

By Mail
- Complete the applicable form or send a letter of instruction to Manning & Napier Fund, Inc., at the address found in the section *How To Buy, Exchange and Redeem Shares — Opening An Account*, signed by each registered account owner, exactly as your names appear in the account registration.
- Provide the name of the Series, the class of shares, and the number of shares or dollar amount to be sold.
- Provide the account number.
- To obtain a form, refer to the section *How to Obtain Forms*.
- Additional documentation, including Medallion Guarantees, may be required (call the Fund for details).

By Telephone
- Unless you have declined telephone privileges, call us at 1-800-466-3863.
- Provide the name of the Series, the class of shares, and the number of shares or dollar amount to be sold.
- Provide the account number.
- We will ask for identification, and all telephone calls are recorded.
- Redemption proceeds from sales requested by telephone will be sent only to an address that has been on file with us for at least 30 days or a pre-designated bank account.
- Amounts over $100,000 may only be sent to a pre-designated bank account.

Through the Internet
- If you are a registered user of the Fund's website, you may use the Internet to redeem shares from your account. To use this service, go to www.manning-napier.com, click on the "login" button in the top right hand corner of the screen, and follow the prompts. Proceeds from redemptions requested over the Internet will be sent only to an address that has been on file with us for at least 30 days or a pre-designated bank account. Amounts over $100,000 may only be sent to a pre-designated bank account. Any redemptions made through this feature prior to the close of trading on the NYSE on a business day will be posted to your account at the NAV calculated on that day.

Investment and Account Information

More About Purchases, Exchanges, and Redemptions
All orders to purchase, exchange, or redeem shares must be sent to the transfer agent at the address found in the section *How To Buy, Exchange and Redeem Shares — Opening An Account* or to an authorized financial intermediary. Transaction requests received in good order (i.e., with all required information, and, as relevant, signatures, documentation and upon verification by the Fund (or its agent) of ACH information) before the close of regular trading on the NYSE on a business day will be executed at that day's share price. The close of regular trading is typically 4:00 p.m. Eastern time, although it may be earlier. Transaction requests received in good order after the close of regular trading will be processed at the NAV next determined after receipt. The Fund is open for business each day the NYSE is open. All orders must include the required documentation and signatures, and all purchase orders must be accompanied by proper payment.

The Fund has authorized a number of financial intermediaries to accept purchase and redemption orders on its behalf, and those intermediaries are authorized to designate other intermediaries to accept purchase and redemption orders on the Fund's behalf. Orders placed with an authorized financial intermediary will be processed at the share price of the Series next computed after they are received in good order by the financial intermediary or its designee. Accordingly, for you to receive the current business day's share price, your order must be received by an authorized financial intermediary or its designee in good order before the close of regular trading on the NYSE. Your financial intermediary is responsible for transmitting requests and delivering funds to the Series on a timely basis.

The Series' distributor imposes no sales charge on purchases and redemptions of shares of the Series. However, your financial intermediary may charge you a transaction fee on purchases and redemptions.

Excessive Trading

The Series is intended for long-term investment purposes only. Do not invest in the Fund if you are a market timer. The Fund's Board of Directors has adopted policies and procedures designed to detect and deter "market timing" or other types of excessive short-term trading by shareholders. Excessive trading into and out of the Series may present risks to the Series' long-term shareholders, all of which could adversely affect shareholder returns. The risks posed by frequent trading include interfering with the efficient implementation of the Series' investment strategies, triggering the recognition of taxable gains and losses on the sale of the Series' investments, requiring the Series to maintain higher cash balances to meet redemption requests, and experiencing increased transaction costs. In addition, the Fund may, in its sole discretion, reject or limit purchase orders (including purchases by exchange) by an investor or group of investors for any reason without prior notice, including when it believes in its sole discretion that the trading activity in the account(s) would be detrimental to the Series. For purposes of applying these policies, the Fund and its service providers may consider the trading history of accounts under common ownership or control.

Shareholders may make up to 2 "round trips" during any 90 day period. A "round trip" is defined as a purchase or exchange into a Series followed by a redemption or exchange out of the same Series. After the second "round trip", the Fund may block for a period of 90 days additional purchases and exchange purchases into the Fund from your account or any account with the same tax identification number or broker identification number.

The following types of transactions will be exempted from these procedures:

- Transactions under certain monetary thresholds that have been determined by the Fund, in its sole discretion, not to be harmful or disruptive to the Series
- Systematic withdrawals
- Automatic investments (including investments made by payroll deduction)
- Mandatory distributions from IRAs and retirement plans
- IRA transfers and rollovers
- Roth IRA conversions and re-characterizations
- Reinvestments of dividends and capital gains

The Fund's ability to monitor trades that are placed by individual shareholders through omnibus accounts, which are accounts maintained by financial intermediaries on behalf of multiple beneficial shareholders, is limited to the extent that the Fund does not have direct access to the underlying shareholder account information. However, the Fund and/or its service providers monitor aggregate trades placed in omnibus accounts and seek to work with financial intermediaries to discourage shareholders from engaging in market timing and to restrict excessive trading. The Fund and/or its service providers have entered into agreements with such financial intermediaries that require the financial intermediaries to provide the Fund and/or its service providers with certain shareholder transaction information to enable the Fund and/or its service providers to review the trading activity in the omnibus accounts. If excessive trading is identified in an omnibus account, the Fund will work with the financial intermediary to restrict trading by the shareholder and may require the financial intermediary to prohibit the shareholder from future purchases or exchanges into the Series. Transactions placed by shareholders through financial intermediaries in violation of the Fund's excessive trading policy may be cancelled or the shares purchased may be redeemed by the Fund.

The Fund may also defer to a financial intermediary's frequent trading policies with respect to those shareholders who invest in a Series through such intermediary. The Fund will defer to an intermediary's policies only after the Fund determines that the intermediary's frequent trading policies adequately protect Series shareholders. Transactions by Series shareholders investing through such intermediaries will be subject to the restrictions of the intermediary's frequent trading policies, which may differ from those of the Fund. Shareholders who invest through financial intermediaries should consult with their intermediaries to determine the frequent trading restrictions that apply to their Series transactions.

The Fund and its service providers will take steps reasonably designed to detect and deter frequent trading by shareholders pursuant to the Fund's policies and procedures described in this prospectus and approved by the Fund's Board of Directors. Despite these efforts, however, the Fund and its service providers may not be able to detect or prevent all instances of short-term trading in the Series, and, as a result, frequent trading could adversely affect the Series and its long-term shareholders as discussed above. For example, certain investors who engage in market timing and other short-term trading activities may employ a variety of techniques to avoid detection. Further, the detection of frequent trading patterns and the blocking of further trading are inherently subjective and therefore involve some selectivity in their application. The Fund and its service providers, however, seek to apply these policies to the best of their abilities uniformly and in a manner they believe is consistent with the interests of the Series' long-term shareholders.

The Fund may amend these policies and procedures in response to changing regulatory requirements or to enhance their effectiveness.

Telephone and Internet Transactions

When you (or your representative) place a purchase, exchange, or redemption order by telephone or through the Internet, we may record the telephone call, request identifying information, or take other steps designed to prevent fraudulent orders. We are not responsible for any losses that may occur as long as we follow procedures reasonably designed to ensure that an order appears genuine. Interruptions in service may mean that a shareholder will be unable to effect a telephone or Internet order when desired. For transactions conducted over the Internet, we recommend the use of a secure Internet browser. In addition, you should verify the accuracy of your confirmation statements immediately after you receive them.

Accounts with Low Balances

If your account falls below <u>the minimum balance requirement for your share class $</u>(~~1,000,000~~<u>see table above</u>) due to the redemption of shares, the Fund may ask you to bring your account up to the minimum requirement. If your account is still below ~~$1,000,000~~ <u>the minimum balance requirement</u> after 60 days, the Fund may redeem your shares and send you the redemption proceeds<u>, or, if shares are held directly with the Fund, automatically convert the shares in the account to another share class, as appropriate</u>.

Inactive Accounts

Each state has rules governing the definition and treatment of unclaimed property. Triggers include inactivity (e.g., no owner-generated activity for a certain period), returned mail (e.g., when mail sent to a shareholder is returned to the Fund's transfer agent as undeliverable, also known as "RPO"), or a combination of both inactivity and RPO. Once property is flagged as unclaimed, an attempt is made to contact the shareholder, but if that attempt is unsuccessful, the account may be considered abandoned and escheated to the state. For more information on unclaimed property and how to maintain an active account, please call us at 1-800-466-3863.

In-Kind Purchases and Redemptions

Securities you own may be used to purchase shares of the Series. The Advisor will determine if acquiring the securities is consistent with the Series' goals and policies. If accepted, the securities will be valued the same way the Series values securities it already owns.

The Fund may make payment for shares redeemed in part by giving you portfolio securities. As a redeeming shareholder, you will pay transaction costs to dispose of these securities. In addition, you will continue to be subject to the risks of any market fluctuation in the value of the securities until they are sold.

<u>An in-kind distribution of portfolio securities could include illiquid securities. Illiquid securities may not be able to be sold quickly or at a price that reflects full value, or there may not be a market for such securities, which could cause you to realize losses on the security if the security is sold at a price lower than that at which it had been valued.</u>

Medallion Guarantees

A Medallion Guarantee is required to, among other things, change an account registration, and make certain types of redemption requests.

A Medallion Guarantee is a type of signature guarantee that can be obtained from most brokers, banks, savings institutions or credit unions. A Medallion Guarantee is a formal certification offered by firms participating in the Medallion Stamp Program that guarantees a signature is original and authentic. Please note that we cannot accept notarization by a notary public. Please contact the Fund at 1-800-466-3863 for more information.

Valuation of Shares

The Series offers its shares at the NAV per share of the Series. The Series calculates its NAV once daily as of the close of regular trading on the NYSE (generally 4:00 p.m. Eastern time) on each day the exchange is open. If the exchange closes early, the Series will accelerate the calculation of its NAV and transaction deadlines to that time.

The Series generally values the securities in its portfolio on the basis of market quotations and valuations provided by independent pricing services. If market prices are not readily available or the Advisor reasonably believes that they are unreliable, such as in the case of a security value that has been materially affected by events occurring after the close of the relevant market, the Series will price those securities at fair value as determined in good faith using methods approved by the Board of Directors. The Series' determination of a security's fair value price often involves the consideration of a number of subjective factors, and is therefore subject to the unavoidable risk that the value that the Series assigns to a security may be higher or lower than the security's value would be if a reliable market quotation for the security was readily available.

International securities markets may be open on days when the U.S. markets are closed. In such cases, the value of securities owned by a Series may be significantly affected on days when investors cannot buy or sell shares of the Series. In addition, due to the difference in times between the close of the international markets and the time a Series prices its shares, the value the Series assigns to securities may not be the same as the quoted or published prices of those securities on their primary markets or exchanges. In determining fair value prices of non-U.S. securities, the Series may consider the performance of securities on their primary exchanges, factors influencing specific foreign markets or issuers, foreign currency appreciation/depreciation, securities market movements in the U.S., or other relevant information as related to the securities.

Communicating with the Manning & Napier Fund

By Phone: You can reach us at 1-800-466-3863 business days from 8:00 a.m. to 6:00 p.m. Eastern time. Telephone calls may be recorded.

By Mail:
Manning & Napier Fund, Inc.
P.O. Box 9845
Providence, RI 02940-8045

By Overnight Mail:
Manning & Napier Fund, Inc.
4400 Computer Drive
Westborough, MA 01584

Automated account information: You can obtain automated account information, such as share prices and account balances, 24 hours a day, 7 days a week, by calling 1-800-466-3863 or by logging into your account at www.manning-napier.com.

Disclosure of the Series' Portfolio Holdings

The Series discloses its complete portfolio holdings in each Annual and Semi-Annual Report and, following the first and third fiscal quarters, in a quarterly holdings report filed with the Securities and Exchange Commission (SEC) on Form N-Q. Annual and Semi-Annual Reports are distributed to Series shareholders, and the most recent Reports are available on the Fund's website at www.manning-napier.com. Quarterly holdings reports filed with the SEC are not distributed to Series shareholders, but are available, free of charge, on the EDGAR Database on the SEC's website, www.sec.gov. In addition, the Series' month-end and quarter-end complete portfolio holdings are available on the Fund's website. This information is provided with a lag of at least eight days. Portfolio holdings information will be available on the website at least until it is superseded by a quarterly portfolio holdings report distributed to shareholders (with respect to Annual and Semi-Annual Reports) or filed with the SEC (with respect to a Form N-Q). The Series may also disclose certain commentary and analytical, statistical, performance or similar information relating to the Series or its portfolio holdings to third parties if such disclosure is deemed to be for a legitimate business purpose and the information is deemed to be non-material. A description of the Fund's policy and procedures with respect to the

circumstances under which the Fund discloses its portfolio securities is available in the SAI.

Dividends, Distributions, and Taxes

Dividends and Distributions

The Series generally:

- Pays dividends once a year, in December.
- Makes capital gains distributions, if any, once a year, typically in December.

The Series may pay additional distributions and dividends at other times if necessary for the Series to avoid incurring a federal tax.

Unless you have instructed the Fund otherwise, capital gain distributions and dividends are reinvested in additional shares of the Series. Alternatively, you can instruct the Fund in writing or by telephone to have your capital gains and/or dividends paid in cash. You can change your choice at any time to be effective as of the next distribution or dividend, except that any change given to the transfer agent after the record date will not be effective until the next distribution or dividend is made. If you have elected to receive your distributions by check, all capital gain distributions and dividends less than $10 will be reinvested. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Taxes

Dividends are paid from income earned on the Series' portfolio holdings as well as from interest on its cash investments. Distributions of capital gain will be treated as long-term or short-term gain depending on how long the Series held the securities sold, without regard to how long you have owned your shares of the Series. If you are investing through a tax-deferred arrangement, such as a 401(k) plan or other retirement account, you generally will not be subject to federal taxation on Series distributions; however, distributions from tax-deferred arrangements are generally subject to federal taxation.

TRANSACTION	FEDERAL TAX STATUS
Redemption or exchange of shares	Usually taxable as capital gain or loss; long-term only if shares owned more than one year
Long-term capital gain distributions	Taxable as long-term capital gain
Short-term capital gain distributions	Generally taxable as ordinary income
Dividends	Taxable as ordinary income unless they qualify for treatment as qualified dividend income

Distributions of investment income reported by the Series as derived from qualified dividend income may qualify to be taxed at the lower rate applicable to long-term capital gains, which is currently set at a maximum rate of 20% (lower rates apply to individuals in lower tax brackets). Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain foreign corporations.

If you are a taxable investor, you may want to avoid buying shares when the Series is about to declare a capital gain distribution or a dividend, because it will be taxable to you even though it may actually be a return of a portion of your investment.

When you sell or redeem your Series shares, you will generally realize a capital gain or loss. For tax purposes, an exchange of your shares for shares of another Series is treated the same as a sale. An exchange between share classes in the same Series is not reported as a taxable sale.

After the end of each year, the Fund will provide you with information about the distributions and dividends that you received and any redemptions of shares during the previous year. In calculating your gain or loss on any sale of shares, note that your tax basis in your shares is increased by the amounts of dividends and distributions that you have reinvested in the Series. If you have owned your shares of the Series for more than one year, any net long-term capital gains from the sale of shares will generally qualify for the reduced rates of federal income taxation on long-term capital gains. Dividends and distributions are taxable as described above whether received in cash or reinvested.

Some foreign governments levy withholding taxes against dividend and interest income. Although in some countries a portion of these withholding taxes is recoverable, the non-recovered portion will reduce the income received from the securities in the Series. In addition, the Series may be able to pass along a tax credit or deduction for foreign income taxes

that it pays. The Series will provide you with the information necessary to reflect foreign taxes paid on your income tax return if it makes this election.

The Fund is required to report to you and the Internal Revenue Service annually on Form 1099-B the gross proceeds of Series shares you sell or redeem and also the cost basis for shares purchased or acquired on or after January 1, 2012. Cost basis will be calculated using the Fund's default method of average cost, unless you instruct the Fund to use a different calculation method. Shareholders should carefully review the cost basis information provided by the Fund and make any additional basis, holding period or other adjustments that are required when reporting these amounts on their federal income tax returns. If your account is held through a financial intermediary (such as a financial advisor or broker), please contact the financial intermediary with respect to reporting of cost basis and available elections for your account. Tax-advantaged retirement accounts will not be affected.

If the Series' distributions exceed its taxable income and capital gains realized during a taxable year, all or a portion of the distributions made in the taxable year may be re-characterized as a return of capital to shareholders. A return of capital distribution will not be taxable to the extent of a shareholder's adjusted basis but will reduce such basis and result in a higher capital gain or lower capital loss when those shares on which the distribution was received are sold. To the extent a return of capital distribution exceeds a shareholder's adjusted basis, the distribution will be treated as gain from the sale of shares.

U.S. individuals with income exceeding $200,000 ($250,000 if married and filing jointly) are subject to a 3.8% Medicare contribution tax on their "net investment income," including interest, dividends, and capital gains (including capital gains realized on the sale or exchange of shares).

If you do not provide the Fund with your correct taxpayer identification number and any required certifications, you may be subject to backup withholding of 28% of your distributions, dividends and redemption proceeds.

This discussion is for general information only and is not tax advice. You should consult your own tax advisor regarding your particular circumstances, and about any federal, state, local and foreign tax consequences before making an investment in the Series. Additional information about the tax consequences of investing in the Series may be found in the SAI.

Financial Highlights

The financial highlights table is intended to help you understand the Series' financial performance for the past five years. Certain information reflects financial results for a single share. The total returns in the table represent the rate that an investor would have earned, or lost, on an investment in the Series (assuming reinvestment of all dividends and distributions). This information has been audited by PricewaterhouseCoopers LLP, whose report, along with the Series' financial statements, is included in the annual report, which is available upon request.

Overseas Series – Class I (formerly, Class A)	FOR THE YEARS ENDED 10/31/16	10/31/15	10/31/14	10/31/13	10/31/12
Per share data (for a share outstanding throughout each year):					
Net asset value - Beginning of year	$21.34	$24.31	$27.39	$22.47	$22.63
Income (loss) from investment operations:					
Net investment income[1]	0.32	0.32	0.36	0.41	0.36
Net realized and unrealized gain (loss) on investments	(0.41)	(1.14)	(1.98)	4.88	0.51
Total from investment operations	(0.09)	(0.82)	(1.62)	5.29	0.87
Less distributions to shareholders:					
From net investment income	(0.37)	(0.36)	(0.37)	(0.37)	(0.52)
From net realized gain on investments	—	(1.79)	(1.09)	—	(0.51)
Total distributions to shareholders	(0.37)	(2.15)	(1.46)	(0.37)	(1.03)
Net asset value - End of year	***$20.88***	***$21.34***	***$24.31***	***$27.39***	***$22.47***
Net assets - End of year (000's omitted)	**$933,605**	**$1,725,278**	**$2,652,308**	**$2,661,662**	**$1,993,999**
Total return[2]	(0.35%)	(3.02%)	(6.13%)	23.87%	4.61%
Ratios (to average net assets)/Supplemental Data:					
Expenses*	0.75%	0.74%	0.74%	0.75%	0.75%
Net investment income	1.54%	1.41%	1.37%	1.65%	1.68%
Portfolio turnover	37%	59%	39%	43%	42%
*The investment advisor did not impose all or a portion of its management and/or other fees, and in some years may have paid a portion of the Series' expenses. If these expenses had been incurred by the Series, the expense ratio (to average net assets) would have increased by the following amounts:	N/A	N/A	N/A	N/A	0.00%[3]

[1]Calculated based on average shares outstanding during the years.
[2]Represents aggregate total return for the years indicated, and assumes reinvestment of all distributions. Total return would have been lower had certain expenses not been waived or reimbursed during certain years.
[3]Less than 0.01%.

Financial Highlights

The financial highlights table is intended to help you understand the Series' financial performance for the past five years. Certain information reflects financial results for a single share. The total returns in the table represent the rate that an investor would have earned, or lost, on an investment in the Series (assuming reinvestment of all dividends and distributions). The information has been audited by [ ], whose report, along with the Series' financial statements, is included in the annual report, which is available upon request. No financial highlights are presented for the Class K and Class R6 shares because they were not active as of the date of this prospectus.

[Financial Highlights to be added]

{This page intentionally left blank}

Manning & Napier Fund, Inc.
Overseas Series – Class I , Class K and Class R6 Shares

Shareholder Reports and the Statement of Additional Information (SAI)

Annual and semi-annual reports to shareholders provide additional information about the Series' investments. These reports discuss the market conditions and investment strategies that significantly affected the Series' performance during its last fiscal year. The SAI provides more detailed information about the Series. It is incorporated by reference into this prospectus, making it legally part of the prospectus.

How to Obtain the Shareholder Reports, SAI, and Additional Information

- You may obtain shareholder reports and the SAI or other information about the Series without charge, by calling 1-800-466-3863 or sending written requests to Manning & Napier Fund, Inc., P.O. Box 805, Fairport, New York 14450. Note that this address should not be used for transaction requests. These documents are also available at www.manning-napier.com.
- You may review and copy shareholder reports, the prospectus and SAI at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. Information about the public reference room may be obtained by calling 1-202-551-8090. You can get copies of these materials for a fee by writing to the Public Reference Section of the Commission, Washington, D.C. 20549-1520 or by e-mail to publicinfo@sec.gov. You can get the same reports and information free from the EDGAR Database on the SEC's Internet website (http://www.sec.gov).

Shareholder Mailings

The Fund may send only one copy of the Series' prospectus and annual and semi-annual reports to certain shareholders residing at the same "household" for shareholders who have elected this option. This reduces Fund expenses, which benefits you and other shareholders. If you wish to change your "householding" option, please call 1-800-466-3863 or contact your financial intermediary.

The Fund also offers electronic delivery of certain documents. Direct shareholders can elect to receive shareholder reports, prospectus updates, and statements via e-delivery. For more information or to sign up for e-delivery, please visit the Fund's website at www.manning-napier.com.

If someone makes a statement about the Series that is not in this prospectus, you should not rely upon that information. Neither the Series nor its distributor is offering to sell shares of the Series to any person to whom the Series may not lawfully sell its shares.

Investment Company Act File No. 811-04087 **[code]**

Manning & Napier Fund, Inc.
Statement of Additional Information dated ~~March 1, 2017~~[date]

This Statement of Additional Information ("SAI") is not a prospectus, but expands upon and supplements the information contained in the current Prospectus~~es~~ for ~~each~~ the Series and Class~~es~~ listed below of Manning & Napier Fund, Inc. (the "Fund"), ~~each~~ dated ~~March 1, 2017~~[date], and should be read in conjunction with the Prospectus~~them~~. You may obtain copies of the ~~Fund's current~~ Prospectus~~es~~ from Manning & Napier Advisors, LLC, 290 Woodcliff Drive, Fairport, NY 14450. The Prospectus is also available online at www.manning-napier.com.

The audited financial statements of ~~each~~ the ~~Overseas~~ Series including the report of ~~PricewaterhouseCoopers LLP ("PwC")~~[auditor] thereon, from the Series' Annual Report~~s~~ for the fiscal year ended October 31, 2017~~2016~~, are hereby incorporated by reference into this SAI. Th~~is~~ese Report~~s~~ may be obtained without charge by calling 1-800-466-3863. ~~The Prospectus is also available online at www.manning-napier.com. Because the Class K and Class R6 shares of the Series were not active as of the date of this SAI, no financial statements for the Class K and Class R6 shares are incorporated by reference into this SAI.~~

SERIES & CLASSES	TICKER	~~SERIES & CLASSES~~	~~TICKER~~
OVERSEAS SERIES	-		
OVERSEAS SERIES CLASS I	EXOSX		
OVERSEAS SERIES CLASS K	[xxxxx]		
OVERSEAS SERIES CLASS R6	[xxxxx]		
~~PRO-BLEND® CONSERVATIVE TERM SERIES~~	-	~~TARGET 2030 SERIES~~	
~~PRO-BLEND® CONSERVATIVE TERM SERIES CLASS R2~~	~~MNCCX~~	~~TARGET 2030 SERIES CLASS I~~	~~MTPIX~~
~~(FORMERLY, CLASS C)~~		~~TARGET 2030 SERIES CLASS K~~	~~MTPKX~~
~~PRO-BLEND® CONSERVATIVE TERM SERIES CLASS R~~	~~MNCRX~~	~~TARGET 2030 SERIES CLASS R~~	~~MTPRX~~
~~PRO-BLEND® CONSERVATIVE TERM SERIES CLASS S~~	~~EXDAX~~		
~~PRO-BLEND® CONSERVATIVE TERM SERIES CLASS I~~	~~MNCIX~~	~~TARGET 2035 SERIES~~	-
-	-	~~TARGET 2035 SERIES CLASS I~~	~~MTQIX~~
~~PRO-BLEND® MODERATE TERM SERIES~~	-	~~TARGET 2035 SERIES CLASS K~~	~~MTQKX~~
~~PRO-BLEND® MODERATE TERM SERIES CLASS R2~~	~~MNMCX~~	~~TARGET 2035 SERIES CLASS R~~	~~MTQRX~~
~~(FORMERLY, CLASS C)~~			
~~PRO-BLEND® MODERATE TERM SERIES CLASS R~~	~~MNMRX~~	~~TARGET 2040 SERIES~~	-
~~PRO-BLEND® MODERATE TERM SERIES CLASS S~~	~~EXBAX~~	~~TARGET 2040 SERIES CLASS I~~	~~MTTIX~~
~~PRO-BLEND® MODERATE TERM SERIES CLASS I~~	~~MNMIX~~	~~TARGET 2040 SERIES CLASS K~~	~~MTTKX~~
-	-	~~TARGET 2040 SERIES CLASS R~~	~~MTTRX~~
~~PRO-BLEND® EXTENDED TERM SERIES~~	-		
~~PRO-BLEND® EXTENDED TERM SERIES CLASS R2~~	~~MNECX~~	~~TARGET 2045 SERIES~~	-
~~(FORMERLY, CLASS C)~~		~~TARGET 2045 SERIES CLASS I~~	~~MTUIX~~
~~PRO-BLEND® EXTENDED TERM SERIES CLASS R~~	~~MNBRX~~	~~TARGET 2045 SERIES CLASS K~~	~~MTUKX~~
~~PRO-BLEND® EXTENDED TERM SERIES CLASS S~~	~~MNBAX~~	~~TARGET 2045 SERIES CLASS R~~	~~MTURX~~
~~PRO-BLEND® EXTENDED TERM SERIES CLASS I~~	~~MNBIX~~		
		~~TARGET 2050 SERIES~~	-
~~PRO-BLEND® MAXIMUM TERM SERIES~~	-	~~TARGET 2050 SERIES CLASS I~~	~~MTYIX~~
~~PRO-BLEND® MAXIMUM TERM SERIES CLASS R2~~	~~MNHCX~~	~~TARGET 2050 SDERIES CLASS K~~	~~MTYKX~~
~~(FORMERLY, CLASS C)~~		~~TARGET 2050 SERIES CLASS R~~	~~MTYRX~~
~~PRO-BLEND® MAXIMUM TERM SERIES CLASS R~~	~~MNHRX~~		
~~PRO-BLEND® MAXIMUM TERM SERIES CLASS S~~	~~EXHAX~~	~~TARGET 2055 SERIES~~	-
~~PRO-BLEND® MAXIMUM TERM SERIES CLASS I~~	~~MNHIX~~	~~TARGET 2055 SERIES CLASS I~~	~~MTZIX~~
		~~TARGET 2055 SERIES CLASS K~~	~~MTZKX~~
~~TARGET INCOME SERIES~~	-	~~TARGET 2055 SERIES CLASS R~~	~~MTZRX~~
~~TARGET INCOME SERIES CLASS I~~	~~MTDIX~~		
~~TARGET INCOME SERIES CLASS K~~	~~MTDKX~~	~~TARGET 2060 SERIES~~	-
~~TARGET INCOME SERIES CLASS R~~	~~MTDRX~~	~~TARGET 2060 SERIES CLASS I~~	~~MTKIX~~
		~~TARGET 2060 SERIES CLASS K~~	~~MTKKX~~
~~TARGET 2015 SERIES~~	-	~~TARGET 2060 SERIES CLASS R~~	~~MTKRX~~
~~TARGET 2015 SERIES CLASS I~~	~~MTJIX~~		
~~TARGET 2015 SERIES CLASS K~~	~~MTJKX~~	~~EQUITY SERIES~~	-
~~TARGET 2015 SERIES CLASS R~~	~~MTJRX~~	~~EQUITY SERIES CLASS S~~	~~EXEYX~~
		~~(FORMERLY, CLASS A)~~	
~~TARGET 2020 SERIES~~	-		
~~TARGET 2020 SERIES CLASS I~~	~~MTNIX~~	~~OVERSEAS SERIES~~	-
~~TARGET 2020 SERIES CLASS K~~	~~MTNKX~~	~~OVERSEAS SERIES CLASS I~~	~~EXOSX~~
~~TARGET 2020 SERIES CLASS R~~	~~MTNRX~~	~~(FORMERLY, CLASS A)~~	
~~TARGET 2025 SERIES~~		~~DISCIPLINED VALUE SERIES~~	

TARGET 2025 SERIES CLASS I	MTOAX	DISCIPLINED VALUE SERIES CLASS I	MNDFX
TARGET 2025 SERIES CLASS K	MTOKX	DISCIPLINED VALUE SERIES CLASS S	MDFSX
TARGET 2025 SERIES CLASS R	MTORX	**QUALITY EQUITY SERIES**	-
		QUALITY EQUITY SERIES CLASS I	MNQIX
		QUALITY EQUITY SERIES CLASS S	MNQSX

2

TABLE OF CONTENTS

The Fund

The Fund is an open-end management investment company incorporated under the laws of the State of Maryland on July 26, 1984. This SAI relates to the following series of the Fund: ~~Pro Blend Conservative Term Series, Pro Blend Moderate Term Series, Pro Blend Extended Term Series, and Pro Blend Maximum Term Series (Class I, R, R2 (formerly, Class C) and S) (collectively, the "Pro Blend Series"); Target Income Series, Target 2015 Series, Target 2020 Series, Target 2025 Series, Target 2030 Series, Target 2035 Series, Target 2040 Series, Target 2045 Series, Target 2050 Series, Target 2055 Series and Target 2060 Series (Class I, K and R) (collectively, the "Target Series"); Equity Series (Class S (formerly, Class A));~~ Overseas Series (Class I, K and R6) ~~(formerly, Class A)); Disciplined Value Series (Class S and I) ; and Quality Equity Series (Class S and I)~~ (~~each a~~the "Series"). ~~Each~~ The Series is a separate mutual fund with its own investment objective, strategies and risks. The Fund's Board of Directors ("Board" or "Board of Directors") may, at its own discretion, create additional series of shares (and classes of such Series), each of which would have separate assets and liabilities.

Currently, the Fund has issued the following classes of shares of the Series: Class I, K and R6~~, R, R2 and S~~. As of the date of this SAI, the Class K and Class R6 shares of the Series were not active.

~~The Series acquired the assets and assumed the liabilities of the World Opportunities Series (the "Predecessor Fund"), a series of the Fund, on [   ] (the "Reorganization"), and is the successor to the accounting and performance information of the Predecessor Fund. The Fund, the investment advisor of the Series was the investment advisor of the Predecessor Fund, and the Predecessor Fund had substantially the same investment objective as the Series, and had principal investment strategies and risks that were not materially different from those of the Series.~~

Each share of a Series represents an identical interest in the investment portfolio of that Series and has the same rights, except that (i) each class of shares bears those distribution fees, shareholder service fees and administrative expenses applicable to the respective class of shares as a result of its distribution and shareholder services arrangements, which will cause the different classes of shares to have different expense ratios and to pay different rates of dividends, and (ii) each class has exclusive voting rights with respect to any distribution and/or shareholder service fees which relate only to such class. As a result of each class' differing amount of distribution and/or shareholder services fees, shares of different classes of the same Series may have different NAVs per share.

The Fund does not expect to hold annual meetings of shareholders but special meetings of shareholders may be held under certain circumstances. Shareholders of the Fund retain the right, under certain circumstances, to request that a meeting of shareholders be held for the purpose of considering the removal of a Director from office, and if such a request is made, the Fund will assist with shareholder communications in connection with the meeting. The shares of the Fund have equal rights with regard to voting, redemption and liquidations. The Fund's shareholders will vote in the aggregate and not by Series or class except as otherwise expressly required by law or when the Board of Directors determines that the matter to be voted upon affects only the interests of the shareholders of a Series or a Class. Income, direct liabilities and direct operating expenses of a Series will be allocated directly to the Series, and general liabilities and expenses of the Fund will be allocated among the Series in proportion to the total net assets of the Series by the Board of Directors. The holders of shares have no preemptive or conversion rights. Shares when issued are fully paid and non-assessable and do not have cumulative voting rights.

Shares of the Fund may not be available for purchase in every state. If a Series' shares are not registered in a state, investments will not be accepted for the Series from shareholders in that state, and requests to exchange from another Series into that Series also will not be accepted. Please contact the Fund at 1-800-466-3863 for information about state availability.

Investment Goals

~~Each~~The Series' investment goal is to provide long-term growth~~described in its prospectus~~.

The investment goal~~s~~ of the Series ~~are~~ is non-fundamental and may be changed by the Board of Directors without shareholder approval. If there is a material change in the investment objective of ~~the~~a Series, shareholders will be notified thirty (30) days prior to any such change and will be advised to consider whether the Series remains an appropriate investment in light of their then current financial position and needs.

~~The investment strategy of the Equity Series is to invest, under normal circumstances, at least 80% of its assets in equity securities.~~ The investment strategy of the Overseas Series is to invest, under normal circumstances, at least 80% of its assets in securities of issuers from outside the United States. ~~The investment strategy of the Disciplined Value Series is to invest, under normal circumstances, at least 80% of its assets in dividend paying common stocks. The investment strategy of the Quality Equity Series is to invest, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities.~~

~~Each of t~~The Series will notify its shareholders at least sixty (60) days prior to any change in ~~their respective investment strategies~~its 80% investment policy.

~~Each of t~~The Series is a diversified mutual fund.

~~**Summary of the Target Series' Investment Strategies**~~

~~Each Target Series seeks to achieve its investment objectives by investing in a combination of other Manning & Napier mutual funds (referred to as the underlying funds) in order to meet its target asset allocations and investment style. These underlying funds will pursue asset allocation strategies, and will invest in a combination of stocks, bonds, derivatives and cash. The Series are designed to provide investors with investment management, asset allocation and ongoing reallocation over time. Because the Series invest in other mutual funds rather than directly in securities, each Series is classified as a "fund of funds." Each Target Series currently invests in one or more of the Pro-Blend Series as described in its prospectus. Each Target Series has its own distinct target portfolio allocation and is designed to accommodate different investment goals and risk tolerances. The target asset allocation of the Target Income Series is expected to remain fixed over time, and is designed as the most conservative of the Series. The other Target Series are expected to vary over time, generally becoming more conservative as the target date approaches and for five years following the target date. The portfolios of the Target Series with later target dates are more heavily allocated to stocks, and reflect a more aggressive approach. Target Series with earlier target dates are more heavily allocated to bonds and cash investments, and reflect a more conservative approach. This reflects the need for reduced investment risk as your retirement or other investment goal approaches and the need for greater certainty of income after retiring or reaching your investment goal.~~

~~Over time, each Target Series' allocation to the various asset classes will change according to a predetermined "glide range," as illustrated in the prospectus. A Target Series reaches its most conservative planned allocation approximately five years after its target date. At such time, a Target Series' allocations should be substantially the same as the allocations of the Target Income Series, and the Target Series' Board of Directors expects to approve the combination of the Target Series with the Target Income Series. At that time, the Target Series' shareholders will become shareholders of the Target Income Series. Shareholders will be notified prior to such combination.~~

~~Each Series may invest to a limited extent directly in equity and fixed income securities, and cash equivalents, including money market securities.~~

Investment Policies and Risks

Except as explicitly stated otherwise, all investment policies of the Series are non-fundamental and may be changed by the Board of Directors without shareholder approval.

The following discussion provides additional information about those principal investment strategies and related risks, as well as information about non-principal investment strategies (and related risks) that the~~a~~ Series may utilize. Accordingly, an investment strategy (and related risk) that is described below, but which is not described in the~~a~~ Series' prospectus, is considered by the Series to be a non-principal strategy (or related risk).

~~The different types of investments in which a~~~~the Series or an underlying fund of a Target Series typically may invest, the investment techniques each it may use, and the risks normally associated with these its investments are discussed below. In addition to its investments in one or more underlying funds, each Target Series may invest directly in equity and fixed income securities, and cash equivalents, including money market securities, and engage in certain investment techniques, which are outlined below. For purposes of the descriptions below, references to "a Series" or "each Series" include each of the underlying funds, except as otherwise specifically stated.~~

~~Not all securities or techniques discussed below are eligible investments for each Series or underlying fund. A Series or underlying fund will make investments that are intended to help achieve its investment objective.~~

EQUITY INVESTMENTS

Common Stocks. ~~Each~~The Series may purchase exchange-traded and over the counter ("OTC") common stocks.

Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits of the corporation, if any, without preference over any other shareholder or class of shareholders, including holders of the entity's preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

Securities traded on OTC markets are not listed and traded on an organized exchange such as the New York Stock Exchange ("NYSE"). Generally, the volume of trading in an unlisted or OTC common stock is less than the volume of trading in an exchange-listed stock. As a result, the market liquidity of some stocks in which the Series invests may not be as great as that of exchange-listed stocks and, if the Series were to dispose of such stocks, the Series may have to offer the shares at a discount from recent prices, or sell the shares in small lots over an extended period of time.

Small- and mid-size company securities. ~~Each~~The Series may invest in small- and mid-size companies. Securities of small companies often have only a small proportion of their outstanding securities held by the general public. They may have limited trading markets that may be subject to wide price fluctuations. Small- and mid-size companies may have relatively small revenues and lack depth of

5

management. Investments in such companies tend to be volatile and are therefore speculative. Small- and mid-size companies may have a small share of the market for their products or services and they may provide goods or services to a regional or limited market. They may be unable to internally generate funds necessary for growth or potential development or to generate such funds through external financing on favorable terms. In addition, they may be developing or marketing new products or services for which markets are not yet established and may never become established. Such companies may have or may develop only a regional market for products or services and thus be affected by local or regional market conditions. Moreover, small- and mid-size companies may have insignificant market share in their industries and may have difficulty maintaining or increasing their market share in competition with larger companies. Due to these and other factors, small- and mid-size companies may suffer significant losses.

Depository Receipts. ~~Each~~The Series may purchase Depository Receipts. Depository Receipts represent an ownership interest in securities of foreign companies (an "underlying issuer") that are deposited with a depository. Depository Receipts are not necessarily denominated in the same currency as the underlying securities. American Depository Receipts ("ADRs") are dollar-denominated Depository Receipts typically issued by a U.S. financial institution which evidence an ownership interest in a security or pool of securities issued by a foreign issuer. ADRs are listed and traded in the United States. Generally, Depository Receipts in registered form are designed for use in the U.S. securities market and Depository Receipts in bearer form are designed for use in securities markets outside the United States. ADRs are subject to many of the risks associated with investing directly in foreign securities, which are described below.

The Depository Receipts in which the Series invests may be "sponsored" or "unsponsored." Sponsored Depository Receipts are established jointly by a depository and the underlying issuer, whereas unsponsored Depository Receipts may be established by a depository without participation by the underlying issuer. Holders of unsponsored Depository Receipts generally bear all the costs associated with establishing unsponsored Depository Receipts. In addition, the issuers of the securities underlying unsponsored Depository Receipts are not obligated to disclose material information in the United States and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the Depository Receipts.

Initial Public Offerings ("IPOs"). ~~Each~~The Series may purchase shares issued as part of, or a short period after, a company's IPO, and may at times dispose of those shares shortly after their acquisition. ~~A~~The Series' purchase of shares issued in IPOs exposes it to the risks associated with companies that have little operating history as public companies, as well as to the risks inherent in those sectors of the market where these new issuers operate. The market for IPO issuers tends to be volatile, and share prices of newly-public companies tend to fluctuate significantly over short periods of time.

Preferred Stocks. ~~Each~~The Series may invest in preferred stocks. Preferred stocks represent an equity or ownership interest in an issuer but do not ordinarily carry voting rights, although they may carry limited voting rights. Preferred stocks also normally have preference over the corporation's assets and earnings. For example, preferred stocks have preference over common stock in the payment of dividends. Preferred stocks normally pay dividends at a specified rate and may entitle the holder to acquire the issuer's stock by exchange or purchase for a predetermined rate. However, preferred stock may be purchased where the issuer has omitted, or is in danger of omitting, payment of its dividend. Such investments would be made primarily for their capital appreciation potential. In the event an issuer is liquidated or declares bankruptcy, the claims of bond owners take precedence over the claims of preferred and common stock owners. Certain classes of preferred stock are convertible into shares of common stock of the issuer. By holding convertible preferred stock, ~~a~~the Series can receive a steady stream of dividends and still have the option to convert the preferred stock to common stock. Preferred stock is subject to many of the same risks as common stock and debt securities.

Convertible Securities. ~~Each~~The Series may invest in securities that are convertible at either a stated price or a stated rate into underlying shares of common stock, thus enabling the investor to benefit from increases in the market price of the common stock.

Convertible securities are typically preferred stocks or bonds that are exchangeable for a specific number of another form of security (usually the issuer's common stock) at a specified price or ratio. A convertible security generally entitles the holder to receive interest paid or accrued on bonds or the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. A corporation may issue a convertible security that is subject to redemption after a specified date, and usually under certain circumstances. A holder of a convertible security that is called for redemption would be required to tender it for redemption to the issuer, convert it to the underlying common stock or sell it to a third party. The convertible structure allows the holder of the convertible bond to participate in share price movements in the company's common stock. The actual return on a convertible bond may exceed its stated yield if the company's common stock appreciates in value and the option to convert to common stocks becomes more valuable.

Convertible securities typically pay a lower interest rate than nonconvertible bonds of the same quality and maturity because of the convertible feature. Convertible securities may be rated below investment grade ("high yield") or not rated, and are subject to credit risk.

Prior to conversion, convertible securities have characteristics and risks similar to nonconvertible debt and equity securities. In addition, convertible securities are often concentrated in economic sectors, which, like the stock market in general, may experience unpredictable declines in value, as well as periods of poor performance, which may last for several years. There may be a small trading market for a particular convertible security at any given time, which may adversely impact market price and ~~a~~the Series' ability to liquidate a particular security or respond to an economic event, including deterioration of an issuer's creditworthiness.

6

Convertible preferred stocks are nonvoting equity securities that pay a fixed dividend. These securities have a convertible feature similar to convertible bonds, but do not have a maturity date. Due to their fixed income features, convertible securities provide higher income potential than the issuer's common stock, but typically are more sensitive to interest rate changes than the underlying common stock. In the event of a company's liquidation, bondholders have claims on company assets senior to those of shareholders; preferred shareholders have claims senior to those of common shareholders.

Convertible securities typically trade at prices above their conversion value, which is the current market value of the common stock received upon conversion, because of their higher yield potential than the underlying common stock. The difference between the conversion value and the price of a convertible security will vary depending on the value of the underlying common stock and interest rates. When the underlying value of the common stock~~s~~ declines, the price of the issuer's convertible securities will tend not to fall as much because the convertible security's income potential will act as a price support. While the value of a convertible security also tends to rise when the underlying common stock value rises, it will not rise as much because its conversion value is more narrow. The value of convertible securities also is affected by changes in interest rates. For example, when interest rates fall, the value of convertible securities may rise because of their fixed income component.

Warrants~~-~~. ~~Each~~The Series may purchase warrants. Warrants acquired by ~~the~~a Series entitle it to buy common stock from the issuer at a specified price and time. Warrants may be considered more speculative than certain other types of investments because they (1) do not carry rights to dividends or voting rights with respect to the securities which the warrant entitles the holder to purchase, and (2) do not represent any rights in the assets of the issuer. Warrants purchased by the Series may or may not be listed on a national securities exchange. ~~None of the Series~~The Series may not ~~(with the exception of the Disciplined Value Series) may~~ invest more than 5% of the value of its total net assets in warrants. Included within that amount, but not to exceed 2% of the value of the Series' net assets, may be warrants which are not listed on either the NYSE or the NYSE MKT LLC.

Real Estate Investment Trusts ("REITs"). ~~Each~~The Series may invest in shares of REITs, which are pooled investment vehicles that invest in real estate or real estate loans or interests. Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. These risks may include, but are not limited to, the following: declines in the value of real estate; risks related to general and local economic conditions; possible lack of availability of mortgage funds; lack of ability to access the credit or capital markets; overbuilding; extended vacancies of properties; defaults by borrowers or tenants, particularly during an economic downturn; increasing competition; increases in property taxes and operating expenses; changes in zoning laws; losses due to costs resulting from the clean-up of environmental problems; liability to third parties for damages resulting from environmental problems; casualty or condemnation losses; limitations on rents; changes in market and sub-market values and the appeal of properties to tenants; and changes in interest rates. Furthermore, REITs are dependent on specialized management skills. Some REITs may have limited diversification and may be subject to risks inherent in financing a limited number of properties. REITs depend generally on their ability to generate cash flow to make distributions to shareholders or unitholders, and may be subject to defaults by borrowers and to self-liquidations. In addition, a REIT may be affected by its failure to qualify for tax-free pass-through of income under the Internal Revenue Code of 1986, as amended (the "Code") or its failure to maintain exemption from registration under the Investment Company Act of 1940, as amended (the "1940 Act"). By investing in REITs indirectly through a fund, shareholders will bear not only the proportionate share of the expenses of the fund, but also, indirectly, similar expenses of underlying REITs.

Generally, REITs can be classified as Equity REITs, Mortgage REITs and Hybrid REITs. Equity REITs invest the majority of their assets directly in real property and derive their income primarily from rents and capital gains from appreciation realized through property sales. Mortgage REITs invest the majority of their assets in real estate mortgages and derive their income primarily from interest payments. Hybrid REITs combine the characteristics of both Equity and Mortgage REITs.

Mortgage REITs receive principal and interest payments from the owners of the mortgaged properties. Accordingly, mortgage REITs are subject to the credit risk of the borrowers to whom they extend credit. Credit risk refers to the possibility that the borrower will be unable and/or unwilling to make timely interest payments and/or repay the principal on the loan to a mortgage REIT when due. Mortgage REITs are subject to significant interest rate risk. When the general level of interest rates goes up, the value of a mortgage REIT's investment in fixed rate obligations goes down. When the general level of interest rates goes down, the value of a mortgage REIT's investment in fixed rate obligations goes up. Mortgage REITs typically use leverage and many are highly leveraged, which exposes them to leverage risk. Leverage risk refers to the risk that leverage created from borrowing may impair a mortgage REIT's liquidity, cause it to liquidate positions at an unfavorable time and increase the volatility of the values of securities issued by the mortgage REIT. Mortgage REITs are subject to prepayment risk, which is the risk that borrowers may prepay their mortgage loans at faster than expected rates. Prepayment rates generally increase when interest rates fall and decrease when interest rates rise. These faster than expected payments may adversely affect a mortgage REIT's profitability because the mortgage REIT may be forced to replace investments that have been redeemed or repaid early with other investments having a lower yield. Additionally, rising interest rates may cause the duration of a mortgage REIT's investments to be longer than anticipated and increase such investments' interest rate sensitivity.

Ultimately, a REIT's performance depends on the types of properties it owns and how well the REIT manages its properties. Investing in REITs involves risks similar to those associated with investing in equity securities of small capitalization companies.

Trust Certificates, Partnership Interests and Equity Participations. ~~Each~~The Series may invest in equity securities that are interests in non-corporate entities. These securities, which include trust certificates, partnership interests and equity participations, have different liability and tax characteristics than equity securities issued by a corporation, and thus may present additional risks to the Series. However, the investment characteristics of these securities are similar to those of traditional corporate equity securities.

Business Development Companies ("BDCs"). BDCs are a type of closed-end investment company regulated under the 1940 Act. BDCs generally invest in less mature private companies or thinly traded U.S. public companies which involve greater risk than well-established publicly-traded companies. While BDCs are expected to generate income in the form of dividends, certain BDCs during certain periods of time may not generate such income. A Series that invests in BDCs will indirectly bear its proportionate share of any management and other operating expenses and of any performance-based or incentive fees charged by the BDCs in which it invests, in addition to the expenses paid by the Series. The 1940 Act imposes certain constraints upon the operations of a BDC. For example, BDCs are required to invest at least 70% of their total assets primarily in securities of private companies or thinly traded U.S. public companies, cash, cash equivalents, U.S. government securities and high quality debt investments that mature in one year or less. Generally, little public information exists for private and thinly traded companies and there is a risk that investors may not be able to make a fully informed evaluation of a BDC and its portfolio of investments. With respect to investments in debt instruments, there is a risk that the issuers of such instruments may default on their payments or declare bankruptcy. Additionally, a BDC may only incur indebtedness in amounts such that the BDC's coverage ratio of total assets to total senior securities equals at least 200% after such incurrence. These limitations on asset mix and leverage may affect the way that the BDC raises capital. BDCs compete with other entities for the types of investments they make, and such entities are not necessarily subject to the same investment constraints as BDCs.

Investments made by BDCs are generally subject to legal and other restrictions on resale and are otherwise less liquid than publicly-traded securities. The illiquidity of these investments may make it difficult to sell such investments if the need arises, and if there is a need for a BDC in which a Series invests to liquidate its portfolio quickly, it may realize a loss on its investments. BDCs may have relatively concentrated investment portfolios, consisting of a relatively small number of holdings. A consequence of this limited number of investments is that the aggregate returns realized may be disproportionately impacted by the poor performance of a small number of investments, or even a single investment, particularly if a company experiences the need to write down the value of an investment. Since BDCs rely on access to short-term money markets, longer-term capital markets and the bank markets as significant sources of liquidity, if BDCs are not able to access capital at competitive rates, their ability to implement certain financial strategies will be negatively impacted. Market disruptions, including a downturn in capital markets in general or a downgrade of the credit rating of a BDC held by a Series, may increase the cost of borrowing to that company, thereby increasing its cost of borrowing and adversely impacting the Series' returns. Credit downgrades may also result in requirements for a BDC to provide additional support in the form of letters of credit or cash or other collateral to various counterparties.

Since many of the assets of BDCs do not have readily ascertainable market values, such assets are most often recorded at fair value, in good faith, in accordance with valuation procedures adopted by such companies. A fair value determination requires that judgment be applied to the specific facts and circumstances. Due to the absence of a readily ascertainable market value, and because of the inherent uncertainty of fair valuation, the fair value assigned to a BDC's investments may differ significantly from the values that would be reflected if the assets were traded in an established market, potentially resulting in material differences between a BDC's net asset value ("NAV") per share and its market value.

Many BDCs invest in mezzanine and other debt securities of privately held companies, including senior secured loans. Mezzanine investments typically are structured as subordinated loans (with or without warrants) that carry a fixed rate of interest. Many debt investments in which a BDC may invest will not be rated by a credit rating agency and will be below investment grade quality. These investments are commonly referred to as "junk bonds" and have predominantly speculative characteristics with respect to an issuer's capacity to make payments of interest and principal. Although lower grade securities are higher yielding, they are also characterized by high risk. In addition, the secondary market for lower grade securities may be less liquid than that of higher rated securities. Issuers of lower rated securities have a currently identifiable vulnerability to default or may currently be in default. Lower-rated securities may react more strongly to real or perceived adverse economic and competitive industry conditions than higher grade securities. If the issuer of lower-rated securities defaults, a BDC may incur additional expenses to seek recovery.

Master Limited Partnerships ("MLPs"). MLPs are limited partnerships or limited liability companies whose partnership units or limited liability interests are listed and traded on a U.S. securities exchange, and which are treated as publicly traded partnerships for federal income tax purposes. To qualify to be treated as a partnership for tax purposes, an MLP must receive at least 90% of its income from qualifying sources as set forth in Section 7704(d) of the Code. These qualifying sources include activities such as the exploration, development, mining, production, processing, refining, transportation, storage and marketing of mineral or natural resources. MLPs generally have two classes of owners, the general partner and limited partners. MLPs that are formed as limited liability companies generally have two analogous classes of owners, the managing member and the members. For purposes of this section, references to general partners also apply to managing members and references to limited partners also apply to members. The general partner is typically owned by a major energy company, an investment fund, the direct management of the MLP or is an entity owned by one or more of such parties. The general partner may be structured as a private or publicly traded corporation or other entity. The general partner typically controls the operations and management of the MLP through an equity interest of as much as 2% in the MLP plus, in many cases, ownership of common units and subordinated units. Limited partners own the remainder of the MLP through ownership of common units and have a limited role in the MLP's operations and management.

MLPs are typically structured such that common units and general partner interests have first priority to receive quarterly cash distributions up to an established minimum amount ("minimum quarterly distributions" or "MQD"). Common and general partner interests also accrue arrearages in distributions to the extent the MQD is not paid. Once common and general partner interests have been paid, subordinated units receive distributions of up to the MQD; however, subordinated units do not accrue arrearages. Distributable cash in excess of the MQD paid to both common and subordinated units is distributed to both common and subordinated units generally on a pro rata basis. The general partner is also eligible to receive incentive distributions if the general partner operates the business in a manner which results in distributions paid per common unit surpassing specified target levels. As the general partner increases cash distributions to the limited partners, the general partner receives an increasingly higher percentage of the incremental cash distributions. A common arrangement provides that the general partner can reach a tier where it receives 50% of every incremental dollar paid to common and subordinated unit holders. These incentive distributions encourage the general partner to streamline costs, increase capital expenditures and acquire assets in order to increase the partnership's cash flow and raise the quarterly cash distribution in order to reach higher tiers.

General partner interests of MLPs are typically retained by an MLP's original sponsors, such as its founders, corporate partners, entities that sell assets to the MLP and investors such as the Series. A holder of general partner interests can be liable under certain circumstances for amounts greater than the amount of the holder's investment in the general partner interest. General partner interests often confer direct board participation rights, and in many cases, operating control, over the MLP. These interests themselves are not publicly traded, although they may be owned by publicly traded entities. General partner interests receive cash distributions, typically 2% of the MLP's aggregate cash distributions, which are contractually defined in the partnership agreement. In addition, holders of general partner interests typically hold incentive distribution rights ("IDRs"), which provide them with a larger share of the aggregate MLP cash distributions as the distributions to limited partner unit holders are increased to prescribed levels. General partner interests generally cannot be converted into common units. The general partner interest can be redeemed by the MLP if the MLP unitholders choose to remove the general partner, typically with a supermajority vote by limited partner unitholders.

FIXED INCOME INVESTMENTS

Corporate Debt Obligations. EachThe Series may invest in corporate debt obligations issued by financial institutions and corporations. Corporate debt obligations are subject to the risk of an issuer's inability to meet principal and interest payments on the obligations and may also be subject to price volatility due to such factors as market interest rates, market perception of the creditworthiness of the issuer and general market liquidity.

U.S. Government Securities. EachThe Series may invest in debt obligations of varying maturities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Direct obligations of the U.S. Treasury, which are backed by the full faith and credit of the U.S. Government, include a variety of Treasury securities that differ only in their interest rates, maturities and dates of issuance. U.S. Government agencies or instrumentalities which issue or guarantee securities include, but are not limited to, the Federal Housing Administration, Federal National Mortgage Association ("Fannie Mae"), Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association ("GNMA"), General Services Administration, Central Bank for Cooperatives, Federal Home Loan Banks ("FHLB"), Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac"), Federal Intermediate Credit Banks, Federal Land Banks, Maritime Administration, the Tennessee Valley Authority, District of Columbia Armory Board and the Student Loan Marketing Association ("Sallie Mae").

Obligations of U.S. Government agencies and instrumentalities such as Fannie Mae, FHLB, FHLMC and Sallie Mae are not supported by the full faith and credit of the United States. Some are backed by the right of the issuer to borrow from the U.S. Treasury; others by discretionary authority of the U.S. Government to purchase the agencies' obligations; while still others, such as Sallie Mae, are supported only by the credit of the instrumentality. In the case of securities not backed by the full faith and credit of the United States, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, and may not be able to assert a claim against the United States itself in the event the agency or instrumentality does not meet its commitment.

AThe Series will invest in securities of such instrumentalities only when the Fund's investment advisor, Manning & Napier Advisors, LLC ("MNA" or the "Advisor"), is satisfied that the credit risk with respect to any instrumentality is consistent with the Series' goal and strategies.

On September 7, 2008, the U.S. Treasury announced a federal takeover of Fannie Mae and Freddie Mac, placing the two federal instrumentalities in conservatorship. Under the takeover, the U.S. Treasury agreed to acquire $1 billion of senior preferred stock of each instrumentality and obtained warrants for the purchase of common stock of each instrumentality (the "Senior Preferred Stock Purchase Agreements" or "SPAs"). Under the SPAs, the U.S. Treasury pledged to provide up to $200 billion per instrumentality as needed, including the contribution of cash capital to the instrumentalities in the event their liabilities exceed their assets. This was intended to ensure that the instrumentalities maintain a positive net worth and meet their financial obligations, preventing mandatory triggering of receivership. On December 24, 2009, the U.S. Treasury announced that it was amending the SPAs to allow the $200 billion cap on the U.S. Treasury's funding commitment to increase as necessary to accommodate any cumulative reduction in net worth through the end of 2012. The unlimited support the U.S. Treasury extended to the two companies expired at the beginning of 2013 – Fannie Mae's support is now capped at $125 billion and Freddie Mac has a limit of $149 billion.

On August 17, 2012, the U.S. Treasury announced that it was again amending the SPAs to terminate the requirement that Fannie Mae and Freddie Mac each pay a 10% annual dividend. Instead, the companies will transfer to the U.S. Treasury on a quarterly basis all profits earned during a quarter that exceed a capital reserve amount of $3 billion. It is believed that the new amendment puts Fannie Mae and Freddie Mac in a better position to service their debt because the companies no longer have to borrow from the U.S. Treasury to make fixed dividend payments. As part of the new terms, Fannie Mae and Freddie Mac also will be required to reduce their investment portfolios at an annual rate of 15 percent instead of the previous 10 percent, which puts each of them on track to cut their portfolios to a targeted $250 billion in 2018.

Fannie Mae and Freddie Mac are the subject of several continuing class action lawsuits and investigations by federal regulators over certain accounting, disclosure or corporate governance matters, which (along with any resulting financial restatements) may adversely affect the guaranteeing entities. Importantly, the future of the entities is in serious question as the U.S. Government reportedly is considering multiple options, ranging from nationalization, privatization, consolidation, or abolishment of the entities.

Mortgage-Backed Securities. ~~Each~~The Series may invest in mortgage-backed securities, which represent an interest in a pool of mortgage loans. Some of these securities are issued or guaranteed by U.S. Government agencies or instrumentalities such as GNMA, Fannie Mae, and FHLMC. Obligations of GNMA are backed by the full faith and credit of the U.S. Government. Obligations of Fannie Mae and FHLMC are not backed by the full faith and credit of the U.S. Government, but are supported by the U.S. Treasury's authority to purchase the obligations and lend to the companies. The market value and interest yield of these mortgage-backed securities can vary due to market interest rate fluctuations and early prepayments of underlying mortgages. These securities represent ownership in a pool of federally insured mortgage loans with a maximum maturity of 30 years. However, due to scheduled and unscheduled principal payments on the underlying loans, these securities have a shorter average maturity and, therefore, less principal volatility than a comparable 30-year bond. Since prepayment rates vary widely, it is not possible to accurately predict the average maturity of a particular mortgage-backed security. The scheduled monthly interest and principal payments relating to mortgages in the pool will be "passed through" to investors. Government mortgage-backed securities differ from conventional bonds in that principal is paid back to the certificate holders over the life of the loan rather than at maturity. As a result, there will be monthly scheduled payments of principal and interest. In addition, there may be unscheduled principal payments representing prepayments on the underlying mortgages. Although these securities may offer yields higher than those available from other types of U.S. Government securities, mortgage-backed securities may be less effective than other types of securities as a means of "locking in" attractive long-term rates because of the prepayment feature. For instance, when interest rates decline, the value of these securities likely will not rise as much as comparable debt securities due to the prepayment feature. In addition, these prepayments can cause the price of a mortgage-backed security originally purchased at a premium to decline in price to its par value, which may result in a loss.

~~Each~~The Series ~~(with the exception of the Disciplined Value Series)~~ may also invest in private pass-through securities issued by a non-governmental entity, such as a trust. These securities include collateralized mortgage obligations ("CMOs") and real estate mortgage investment conduits ("REMICs"). ~~Each~~The Series may invest in CMOs and REMICs without restriction as to any specific ratings agency security rating. CMOs are securities collateralized by mortgages, mortgage pass-throughs, mortgage pay-through bonds (bonds representing an interest in a pool of mortgages where the cash flow generated from the mortgage collateral pool is dedicated to bond repayment), and mortgage-backed bonds (general obligations of the issuers payable out of the issuer's general funds and additionally secured by a first lien on a pool of single family detached properties). Many CMOs are issued with a number of classes or series which have different maturities and are retired in sequence. Investors purchasing such CMOs in the shortest maturities receive or are credited with their pro rata portion of the scheduled payments of interest and principal on the underlying mortgages plus all unscheduled prepayments of principal up to a predetermined portion of the total CMO obligation. Until that portion of such CMO obligation is repaid, investors in the longer maturities receive interest only. Accordingly, CMOs in the longer maturity series are less likely than other mortgage pass-throughs to be prepaid prior to their stated maturity. Although some of the mortgages underlying CMOs may be supported by various types of insurance, and some CMOs may be backed by GNMA certificates of other mortgage pass-throughs issued or guaranteed by U.S. Government agencies or instrumentalities, the CMOs themselves are not generally guaranteed.

REMICs, which were authorized under the Tax Reform Act of 1986, are private entities formed for the purpose of holding a fixed pool of mortgages secured by an interest in real property. REMICs are similar to CMOs in that they issue multiple classes of securities.

The privately issued mortgage-backed securities in which ~~a~~the Series invests are not issued or guaranteed by the U.S. Government or its agencies or instrumentalities and may bear a greater risk of nonpayment than securities that are backed by the U.S. Treasury.

Mortgage Dollar Rolls. ~~Each~~The Series ~~(with the exception of the Disciplined Value Series)~~ may invest in mortgage dollar rolls. Mortgage dollar rolls are transactions in which ~~a~~the Series sells securities (usually mortgage-backed securities) and simultaneously contracts to repurchase substantially similar, but not identical, securities on a specified future date. A mortgage dollar roll program may be structured to simulate an investment in mortgage-backed securities at a potentially lower cost, or with potential reduced administrative burdens, than directly holding mortgage-backed securities. A mortgage dollar roll can be viewed as a collateralized borrowing in which ~~a~~the Series pledges a mortgage-backed security to a counterparty to obtain cash. The counterparty with which ~~a~~the Series enters into a mortgage dollar roll transaction is not required to return the same securities as those originally sold by the Series, but rather only securities which are "substantially identical." To be considered substantially identical, the securities returned to the Series generally must be of the same type, coupon, and maturity and meet the "good delivery guidelines" established by the Bond Market Association, which is a private trade association of dealers in debt securities. Notwithstanding a dealer's compliance with the "good delivery guidelines," ~~a~~the Series may assume some risk because the characteristics of the mortgage-backed securities delivered to the Series may be less favorable than the mortgage-backed securities the Series delivered to the dealer. If the broker-dealer to whom ~~a~~the Series sells the securities becomes insolvent, the Series' right to repurchase the securities may be restricted. Other risks involved in entering into mortgage dollar rolls include the risk that the value of the securities may change adversely over the term of the mortgage dollar roll and that the securities ~~a~~the Series is required to repurchase may be worth less than the securities that the Series originally held. To avoid senior security concerns, ~~a~~the Series will "cover" any mortgage dollar roll as required by the 1940 Act.

Asset-Backed Securities. ~~Each~~The Series ~~(with the exception of the Disciplined Value Series)~~ may invest in asset-backed securities. These securities, issued by trusts and special purpose corporations, are backed by a pool of assets, such as credit card and automobile loan receivables, representing the obligations of a number of different parties.

Asset-backed securities present certain risks. For instance, in the case of credit card receivables, these securities may not have the benefit of any security interest in the related collateral. Credit card receivables are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. Most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in all of the obligations backing such receivables. Therefore, there is the possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on these securities.

Asset-backed securities are often backed by a pool of assets representing the obligations of a number of different parties. To lessen the effect of failures by obligors to make payments on underlying assets, the securities may contain elements of credit support which fall into two categories: (i) liquidity protection and (ii) protection against losses resulting from ultimate default by an obligor on the underlying assets. Liquidity protection refers to the provision of advances, generally by the entity administering the pool of assets, to ensure that the receipt of payments on the underlying pool occurs in a timely fashion. Protection against losses resulting from ultimate default ensures payment through insurance policies or letters of credit obtained by the issuer or sponsor from third parties. The degree of credit support provided for each issue is generally based on historical information respecting the level of credit risk associated with the underlying assets. Delinquency or loss in excess of that anticipated or failure of the credit support could adversely affect the return on an instrument in such a security.

The estimated life of an asset-backed security varies with the prepayment experience with respect to the underlying debt instruments. The rate of such prepayments, and hence the life of an asset-backed security, will be primarily a function of current market interest rates, although other economic and demographic factors may be involved. For example, falling interest rates generally result in an increase in the rate of prepayments of mortgage loans while rising interest rates generally decrease the rate of prepayments. Consequently, asset-backed securities are subject to call risk and extension risk (described below).

Collateralized Debt Obligations ("CDOs"). The Series may invest in CDOs which include collateralized bond obligations ("CBOs"), collateralized loan obligations ("CLOs") and other similarly structured securities. CBOs and CLOs are types of asset-backed securities. A CBO is a trust which is backed by a diversified pool of high risk, below investment grade fixed income securities. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans.

For both CBOs and CLOs, the cashflows from the trust are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the "equity" tranche which bears the bulk of defaults from the bonds or loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CBO trust or CLO trust typically has higher ratings and lower yields than its underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CBO or CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults, as well as aversion to CBO or CLO securities as a class.

The risks of an investment in a CDO depend largely on the type of the collateral securities and the class of the CDO in which the fund invests. Normally, CBOs, CLOs and other CDOs are privately offered and sold, and thus, are not registered under the securities laws. As a result, investments in CDOs may be characterized by a Series as illiquid securities; however, an active dealer market may exist for CDOs allowing a CDO to qualify for Rule 144A transactions. In addition to the normal risks associated with fixed income securities discussed elsewhere in this SAI (e.g., interest rate risk and default risk), CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) ~~a~~the Series may invest in CDOs that are subordinate to other classes; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

Below Investment Grade Debt Securities. ~~Each Target Series may invest in corporate debt securities rated below investment grade without limit. Each other~~ The Series ~~(with the exception of the Disciplined Value Series)~~ may invest up to 20% of its assets in corporate debt securities rated below investment grade. High risk, high yield securities rated below BBB by S&P or Baa by Moody's

11

are "below investment grade" and are considered to have speculative characteristics and involve greater risk of default or price changes due to changes in the issuer's creditworthiness. Market prices of these securities may fluctuate more than higher rated securities and they are difficult to price at times because they are more thinly traded and less liquid securities. Market prices may decline significantly in periods of general economic difficulty which may follow periods of rising interest rates. Securities in the lowest rating category may be in default. For these reasons, it is the Series' policy not to rely primarily on ratings issued by established credit rating agencies, but to utilize such ratings in conjunction with the Advisor's own independent and ongoing review of credit quality. In the event a security is downgraded below these ratings after purchase, the Advisor will review and take appropriate action with regard to the security. ~~Each of the~~ The Series will also seek to minimize risk by diversifying its holdings.

~~Bank Loans. Bank loans are generally non-investment grade floating rate instruments. Usually, they are freely callable at the issuer's option. Certain~~ The Series may invest in fixed and floating rate loans ("Loans") arranged through private negotiations between a corporate borrower or a foreign sovereign entity and one or more financial institutions ("Lenders"). ~~A~~ The Series may invest in such Loans in the form of participations in Loans ("Participations") and assignments of all or a portion of Loans from third parties ("Assignments"). ~~A~~ The Series considers these investments to be investments in debt securities for purposes of its investment policies. ~~Participations typically will result in the Series having a contractual relationship only with the Lender, not with the borrower. The Series will have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of the payments from the borrower. In connection with purchasing Participations, the Series generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the Loans, nor any rights of set off against the borrower, and the Series may not benefit directly from any collateral supporting the Loan in which it has purchased the Participation. As a result, the Series will assume the credit risk of both the borrower and the Lender that is selling the Participation. In the event of the insolvency of the Lender selling the Participation, the Series may be treated as a general creditor of the Lender and may not benefit from any set off between the Lender and the borrower. The Series will acquire Participations only if the Lender interpositioned between the Series and the borrower is determined by the Advisor to be creditworthy. When the Series purchases Assignments from Lenders, the Series will acquire direct rights against the borrower on the Loan, and will not have exposure to the Lender's credit risk. The Series may enter into Participations and Assignments on a forward commitment or "when issued" basis, whereby a~~ the Series would agree to purchase a Participation or Assignment at set terms in the future. ~~A~~ The Series may have difficulty disposing of Assignments and Participations. ~~In certain cases, the market for such instruments is not highly liquid, and therefore the Series anticipat~~es ~~that in such cases such instrument~~s ~~could be sold only to a limited number of institutional investors. The lack of a highly liquid secondary market may make Assignments and Participations difficult to value and have an adverse impact on the value of such instruments and on the Series' ability to dispose of particular Assignments or Participations in response to a specific economic event, such as deterioration in the creditworthiness of the borrower. Assignments and Participations will not be considered illiquid so long as it is determined by the Advisor that an adequate trading market exists for these securities. To the extent that liquid Assignments and Participations that a~~the ~~Series holds become illiquid, due to the lack of sufficient buyers or market or other conditions, the percentage of the Series' assets invested in illiquid assets would increase.~~

~~Leading financial institutions often act as agent for a broader group of lenders, generally referred to as a syndicate. The syndicate's agent arranges the loans, holds collateral and accepts payments of principal and interest. If the agent develops financial problems, a~~the ~~Series may not recover its investment or recovery may be delayed.~~

~~The Loans in which the Series may invest are subject to the risk of loss of principal and income. Although borrowers frequently provide collateral to secure repayment of these obligations they do not always do so. If they do provide collateral, the value of the collateral may not completely cover the borrower's obligations at the time of a default. If a borrower files for protection from its creditors under the U.S. bankruptcy laws, these laws may limit a~~the ~~Series' rights to its collateral. In addition, the value of collateral may erode during a bankruptcy case. In the event of a bankruptcy, the holder of a Loan may not recover its principal, may experience a long delay in recovering its investment and may not receive interest during the delay.~~

~~The Advisor may from time to time have the opportunity to receive material non-public information ("Confidential Information") about the borrower, including financial information and related documentation regarding the borrower that is not publicly available. Pursuant to applicable policies and procedures, the Advisor may (but is not required to) seek to avoid receipt of Confidential Information from the borrower so as to avoid possible restrictions on its ability to purchase and sell investments on behalf of the Series and other clients to which such Confidential Information relates (e.g., publicly traded securities issued by the borrower). In such circumstances, the Series (and other clients of the Advisor) may be disadvantaged in comparison to other investors, including with respect to the price the Series pays or receives when it buys or sells a bank loan. Further, the Advisor's abilities to assess the desirability of proposed consents, waivers or amendments with respect to certain bank loans may be compromised if it is not privy to available Confidential Information. The Advisor may also determine to receive such Confidential Information in certain circumstances under its applicable policies and procedures. If the Advisor intentionally or unintentionally comes into possession of Confidential Information, it may be unable, potentially for a substantial period of time, to purchase or sell publicly traded securities to which such Confidential Information relates.~~

Yankee Bonds. ~~Each~~The Series ~~(with the exception of the Disciplined Value Series)~~ may invest in U.S. dollar-denominated instruments of foreign issuers who either register with the Securities and Exchange Commission ("SEC") or issue securities under Rule 144A of the 1933 Act ("Yankee bonds"). These consist of debt securities (including preferred or preference stock of non-governmental issuers), certificates of deposit, fixed time deposits and banker's acceptances issued by foreign banks, and debt obligations of foreign governments or their subdivisions, agencies and instrumentalities, international agencies and supranational

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entities. Some securities issued by foreign governments or their subdivisions, agencies and instrumentalities may not be backed by the full faith and credit of the foreign government. Yankee bonds, as obligations of foreign issuers, are subject to the same types of risks discussed in “Risk of Foreign Securities” below. The Yankee bonds selected for ~~a~~the Series will adhere to the same quality standards as those utilized for the selection of domestic debt obligations.

As compared with bonds issued in the United States, such bond issues normally carry a higher interest rate but are less actively traded.

Obligations of Supranational Agencies. ~~Each~~The Series may purchase securities issued or guaranteed by supranational agencies including, but not limited to, the following: Asian Development Bank, Inter-American Development Bank, International Bank for Reconstruction and Development (World Bank), African Development Bank, European Coal and Steel Community, European Union, and the European Investment Bank. For concentration purposes, supranational entities are considered an industry. Investment in these entities is subject to ~~a~~the Series’ other restrictions on investments in foreign securities, described below.

Zero-Coupon Bonds. ~~Each~~The Series may invest in so-called “zero-coupon” bonds. Zero-coupon bonds are issued at a significant discount from face value and generally pay interest only at maturity rather than at intervals during the life of the security. ~~Each~~The Series is required to accrue and distribute income from zero-coupon bonds on a current basis, even though it does not receive that income currently in cash. Thus, ~~a~~the Series may have to sell investments to obtain cash needed to make income distributions. The discount, in the absence of financial difficulties of the issuer, decreases as the final maturity of the security approaches. Zero-coupon bonds can be sold prior to their maturity date in the secondary market at the then prevailing market value, which depends primarily on the time remaining to maturity, prevailing level of interest rates and the perceived credit quality of the issues. The market prices of zero-coupon securities are subject to greater fluctuations in response to changes in market interest rates than bonds which pay interest currently.

Inflation Protected Securities. ~~Each~~The Series may invest in inflation protected securities, which are fixed income securities for which the principal and/or interest income paid is linked to inflation rates. They may be issued by the U.S. Treasury, foreign governments, or U.S. or foreign companies. The relationship between an inflation protected security and its associated inflation index affects both the sum the Series is paid when the security matures and the amount of interest that the security pays the Series. With inflation (a rise in the index), the principal of the security increases. With deflation (a drop in the index), the principal of the security decreases. Inflation protected securities pay interest at a fixed rate. Because the rate is applied to the adjusted principal, however, interest payments can vary in amount from one period to the next. If inflation occurs, the interest payment increases. In the event of deflation, the interest payment decreases. At the maturity of a security, the Series receives the adjusted principal or the original principal, whichever is greater.

Variable and Floating Rate Instruments. Certain of the obligations that may be purchased by ~~a~~the Series may carry variable or floating rates of interest. These obligations may involve a conditional or unconditional demand feature and may include variable amount master demand notes. Such instruments bear interest at rates which are not fixed, but which vary with changes in specified market rates or indices, such as a Federal Reserve composite index. The interest rate on these securities may be reset daily, weekly, quarterly, or at some other interval, and it may have a floor or ceiling rate. There is a risk that the current interest rate on such obligations may not accurately reflect existing market interest rates.

Some variable rate securities may be combined with a put or demand feature (variable rate demand securities) that entitles the holder to the right to demand repayment in full or to resell at a specific price and/or time. While the demand feature is intended to reduce credit risks, it is not always unconditional and may be subject to termination if the issuer’s credit rating falls below investment grade or if the issuer fails to make payments on other debt. While most variable-rate demand securities allow a fund to exercise its demand rights at any time, some such securities may only allow a fund to exercise its demand rights at certain times, which reduces the liquidity usually associated with this type of security. ~~A~~The Series could suffer losses in the event that the demand feature provider, usually a bank, fails to meet its obligation to pay the demand.

Short-Term Investments/Temporary Defensive Positions. For temporary defensive purposes during periods when the Advisor determines that market conditions warrant, ~~each~~the Series may depart from its investment goals and invest up to 100% of its assets in all types of money market instruments (including securities guaranteed by the U.S. Government, its agencies or instrumentalities, certificates of deposit, time deposits and bankers’ acceptances issued by banks or savings and loan institutions deemed creditworthy by the Advisor, commercial paper rated A-1 by S&P or Prime-1 by Moody’s, repurchase agreements involving such securities and shares of other investment companies as permitted by applicable law) and may hold a portion of its assets in cash. For a description of the above ratings, see Appendix A.

Risks of Fixed Income Securities. Investments in fixed income securities may subject ~~a~~the Series to risks, including the following:

Interest Rate Risk. When interest rates decline, the market value of fixed income securities tends to increase. Conversely, when interest rates increase, the market value of fixed income securities tends to decline. The volatility of a security’s market value will differ depending upon the security’s maturity and duration, the issuer and the type of instrument.

Default Risk/Credit Risk. Investments in fixed income securities are subject to the risk that the issuer of the security could default on its obligations, causing ~~a~~the Series to sustain losses on such investments. A default could impact both interest and principal payments.

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Call Risk and Extension Risk. Fixed income securities may be subject to both call risk and extension risk. Call risk exists when the issuer may exercise its right to pay principal on an obligation earlier than scheduled, which would cause cash flows to be returned earlier than expected. This typically results when interest rates have declined and ~~a~~the Series will suffer from having to reinvest in lower yielding securities. Extension risk exists when the issuer may exercise its right to pay principal on an obligation later than scheduled, which would cause cash flows to be returned later than expected. This typically results when interest rates have increased, and ~~a~~the Series will suffer from the inability to invest in higher yield securities.

DERIVATIVE TRANSACTIONS

Foreign Currency Transactions. ~~Each~~The Series may enter into forward foreign currency exchange contracts and use currency futures contracts, options on such futures contracts, and options on foreign currencies. The Series may engage in foreign currency transactions for hedging purposes, as well as to enhance the Series' returns.

A forward foreign currency contract involves a negotiated obligation to purchase or sell a specific currency at a future date (with or without delivery required), which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are traded in the interbank market conducted directly between currency traders (usually large, commercial banks) and their customers.

Forward contracts generally may not be liquidated prior to the stated maturity date, although the parties to a contract may agree to enter into a second offsetting transaction with the same maturity, thereby fixing each party's profit or loss on the two transactions. Nevertheless, each position must still be maintained to maturity unless the parties separately agree on an earlier settlement date. As a result, a party to a forward contract must be prepared to perform its obligations under each such contract in full. Parties to a forward contract may also separately agree to extend the contract by "rolling" it over prior to the originally scheduled settlement date. ~~A~~The Series may use forward contracts for cash equitization purposes, which allows ~~a~~the Series to invest consistent with its benchmark while managing daily cash flows, including significant client inflows and outflows.

The Series may use foreign currency transactions as part of a hedging strategy, as described below:

Transaction Hedging. Transaction Hedging is entering into a currency transaction with respect to specific assets or liabilities of ~~a~~ the Series, which will generally arise in connection with the purchase or sale of its portfolio securities or the receipt of income therefrom. ~~A~~The Series may enter into Transaction Hedging out of a desire to preserve the U.S. dollar price of a security when it enters into a contract for the purchase or sale of a security denominated in a foreign currency. ~~A~~The Series may be able to protect itself against possible losses resulting from changes in the relationship between the U.S. dollar and foreign currencies during the period between the date the security is purchased or sold and the date on which payment is made or received by entering into a forward contract for the purchase or sale, for a fixed amount of U.S. dollars, of the amount of the foreign currency involved in the underlying security transactions.

Position Hedging. ~~A~~The Series may sell a non-U.S. currency and purchase U.S. currency to reduce exposure to the non-U.S. currency ("Position Hedging"). ~~A~~The Series may use Position Hedging when the Advisor reasonably believes that the currency of a particular foreign country may suffer a substantial decline against the U.S. dollar. ~~A~~The Series may enter into a forward foreign currency contract to sell, for a fixed amount of U.S. dollars, the amount of foreign currency approximating the value of some or all of its portfolio securities denominated in such foreign currency. The precise matching of the forward foreign currency contract amount and the value of the portfolio securities involved may not have a perfect correlation since the future value of the securities hedged will change as a consequence of the market between the date the forward contract is entered into and the date it matures. The projection of short-term currency market movement is difficult, and the successful execution of this short-term hedging strategy is uncertain.

Cross Hedges. ~~A~~The Series may also cross-hedge currencies by entering into transactions to purchase or sell one or more currencies that are expected to decline in value relative to other currencies to which the Series has or in which the Series expects to have portfolio exposure.

Proxy Hedges. ~~A~~The Series may also engage in proxy hedging. Proxy hedging is often used when the currency to which ~~a~~the Series' portfolio is exposed is difficult to hedge or to hedge against the U.S. dollar.

Proxy hedging entails entering into a forward contract to sell a currency whose changes in value are generally considered to be linked to a currency or currencies in which some or all of ~~a~~the Series' portfolio securities are or are expected to be denominated, and to buy U.S. dollars. The amount of the contract would not exceed the value of the Series' securities denominated in linked currencies.

In addition to the hedging transactions described above, the Series may also engage in foreign currency transactions in an attempt to take advantage of certain inefficiencies in the currency exchange market, to increase their exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one currency to another. Active investment in currencies may subject ~~a~~the Series to additional risks.

The Series may engage in non-deliverable forward transactions. A non-deliverable forward transaction is a transaction that represents an agreement between ~~a~~the Series and a counterparty (usually a commercial bank) to buy or sell a specified (notional) amount of a

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particular currency at an agreed upon foreign exchange rate on an agreed upon future date. The nondeliverable forward transaction position is closed using a fixing rate, as defined by the central bank in the country of the currency being traded, that is generally publicly stated within one or two days prior to the settlement date. Unlike other currency transactions, there is no physical delivery of the currency on the settlement of a non-deliverable forward transaction. Rather, ~~a~~the Series and the counterparty agree to net the settlement by making a payment in U.S. dollars or another fully convertible currency that represents any differential between the foreign exchange rate agreed upon at the inception of the non-deliverable forward agreement and the actual exchange rate on the agreed upon future date. Thus, the actual gain or loss of a given non-deliverable forward transaction is calculated by multiplying the transaction's notional amount by the difference between the agreed upon forward exchange rate and the actual exchange rate when the transaction is completed.

The Series may invest in foreign currency futures contracts. Buyers and sellers of currency futures are subject to the same risks that apply to the use of futures generally, which are described elsewhere in this SAI. Further, settlement of a currency futures contract for the purchase of most currencies must occur at a bank based in the issuing nation, which may subject ~~a~~the Series to additional risk.

The Series may invest in options on foreign currencies and futures. Trading options on currency futures contracts is relatively new, and the ability to establish and close out positions on such options is subject to the maintenance of a liquid market, which may not always be available. An option on a currency provides the purchaser, or "holder," with the right, but not the obligation, to purchase, in the case of a "call" option, or sell, in the case of a "put" option, a stated quantity of the underlying currency at a fixed exchange rate up to a stated expiration date (or, in the case of certain options, on such date). The holder generally pays a nonrefundable fee for the option, referred to as the "premium," but cannot lose more than this amount, plus related transaction costs. Thus, where ~~a~~the Series is a holder of option contracts, such losses will be limited in absolute amount. In contrast to a forward contract, an option imposes a binding obligation only on the seller, or "writer." If the holder exercises the option, the writer is obligated to complete the transaction in the underlying currency. An option generally becomes worthless to the holder when it expires. In addition, in the context of an exchange-traded option, the writer is often required to deposit initial margin and may be required to increase the margin on deposit if the market moves against the writer's position. Options on currencies may be purchased in the OTC market between commercial entities dealing directly with each other as principals. In purchasing an OTC currency option, the holder is subject to the risk of default by the writer and, for this reason, purchasers of options on currencies may require writers to post collateral or other forms of performance assurance.

Currency hedging involves some of the same risks and considerations as other transactions with similar instruments. Currency transactions can result in losses to ~~a~~the Series if the currency being hedged fluctuates in value to a degree or in a direction that is not anticipated. Furthermore, there is risk that the perceived linkage between various currencies may not be present or may not be present during the particular time that ~~a~~the Series is engaging in proxy hedging. Suitable hedging transactions may not be available in all circumstances. Hedging transactions may also eliminate any chance for ~~a~~the Series to benefit from favorable fluctuations in relevant foreign currencies. If ~~a~~the Series enters into a currency hedging transaction, the Series will "cover" its position as required by 1940 Act.

Currency transactions are subject to risks different from those of other portfolio transactions. Because currency control is of great importance to the issuing governments and influences economic planning and policy, purchase and sales of currency and related instruments can be negatively affected by government exchange controls, blockages, and manipulations or exchange restrictions imposed by governments. These can result in losses to ~~a~~the Series if it is unable to deliver or receive currency or funds in settlement of obligations and could also cause hedges it has entered into to be rendered useless, resulting in full currency exposure as well as incurring transaction costs.

Although forward foreign currency contracts and currency futures tend to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain which might result should the value of such currency increase.

Futures and Options on Futures. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a specific security, interest rate, index, currency or commodity at a specified future time and at a specified price. An option on a futures contract gives the purchaser the right, in exchange for a premium, to assume a position in a futures contract at a specified exercise price during the term of the option. An index futures contract is a bilateral agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to a specified dollar amount times the difference between the index value at the close of trading of the contract and the price at which the futures contract is originally struck. No physical delivery of the securities comprising the index is made; generally contracts are closed out prior to the expiration date of the contract.

~~A~~The Series may also invest in Treasury futures, interest rate futures, interest rate swaps, and interest rate swap futures. A Treasury futures contract involves an obligation to purchase or sell Treasury securities at a future date at a price set at the time of the contract. The sale of a Treasury futures contract creates an obligation by ~~a~~the Series to deliver the amount of certain types of Treasury securities called for in the contract at a specified future time for a specified price. A purchase of a Treasury futures contract creates an obligation by ~~a~~the Series to take delivery of an amount of securities at a specified future time at a specific price. Interest rate futures can be sold as an offset against the effect of expected interest rate increases and purchased as an offset against the effect of expected interest rate declines. Interest rate swaps are an agreement between two parties where one stream of future interest rate payments is exchanged for another based on a specified principal amount. Interest rate swaps often exchange a fixed payment for a floating payment that is linked

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to a particular interest rate. Interest rate swap futures are instruments that provide a way to gain swap exposure and the structure features of a futures contract in a single instrument. Interest rate swap futures are futures contracts on interest rate swaps that enable purchasers to cash settle at a future date at the price determined by the benchmark rate at the end of a fixed period.

The Series may use futures contracts and related options for either hedging purposes or risk management purposes as well as to enhance the Series' returns. Instances in which ~~a~~the Series may use futures contracts and related options for risk management or return enhancement purposes include: attempting to offset changes in the value of securities held or expected to be acquired or be disposed of; attempting to minimize fluctuations in foreign currencies; attempting to gain exposure to a particular market, index or instrument; attempting to take advantage of expected price changes of various futures; or other risk management or return enhancement purposes. ~~A~~The Series may use futures for cash equitization purposes, which allows ~~a~~the Series to invest consistent with its benchmark while managing daily cash flows, including significant client inflows and outflows.

When ~~a~~the Series purchases or sells a futures contract, or sells an option thereon, the Series is required to "cover" its position as required by the 1940 Act. ~~A~~The Series may enter into agreements with a futures commission merchant which provide for cash settlement of the Series' physical deliverable futures contracts. If this occurs, the Series would treat such futures contracts as being cash-settled for purposes of determining the Series' coverage requirements.

There are significant risks associated with ~~a~~the Series' use of futures contracts and options on futures, including the following: (i) the success of a hedging or trading strategy may depend on the Advisor's ability to predict movements in the prices of individual securities, fluctuations in markets and movements in interest rates; (ii) there may be an imperfect or no correlation between the changes in market value of the securities held by ~~a~~the Series and the prices of futures and options on futures; (iii) there may not be a liquid secondary market for a futures contract or option; (iv) trading restrictions or limitations may be imposed by an exchange; and (v) government regulations may restrict trading in futures contracts and options on futures. In addition, some strategies reduce ~~a~~the Series' exposure to price fluctuations, while others tend to increase its market exposure.

Options. ~~Each~~The Series may purchase and write (i.e., sell) put and call options on securities and indices. A put option on a security gives the purchaser of the option the right to sell, and the writer of the option the obligation to buy, the underlying security at any time during the option period. A call option on a security gives the purchaser of the option the right to buy, and the writer of the option the obligation to sell, the underlying security at any time during the option period. The premium paid to the writer is the consideration for undertaking the obligations under the option contract.

Put and call options on indices are similar to options on securities except that options on an index give the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the underlying index is greater than (or less than, in the case of puts) the exercise price of the option. This amount of cash is equal to the difference between the closing price of the index and the exercise price of the option, expressed in dollars multiplied by a specified number. Thus, unlike options on individual securities, all settlements are in cash, and gain or loss depends on price movements in the particular market represented by the index generally, rather than the price movements in individual securities. All options written on indices or securities must be "covered" as required by the 1940 Act.

~~A~~The Series may purchase put and call options on securities for any purpose, including to protect against a decline in the market value of the securities in its portfolio or to anticipate an increase in the market value of securities that the Series may seek to purchase in the future. ~~A~~The Series purchasing put and call options pays a premium for such options. If price movements in the underlying securities are such that exercise of the options would not be profitable for the Series, loss of the premium paid may be offset by an increase in the value of the Series' securities or by a decrease in the cost of acquisition of securities by the Series.

When ~~a~~the Series writes an option, if the underlying securities do not increase or decrease, as applicable, to a price level that would make the exercise of the option profitable to the holder thereof, the option generally will expire without being exercised and the Series will realize as profit the premium received for such option. When a call option of which ~~a~~the Series is the writer is exercised, the Series will be required to sell the underlying securities to the option holder at the strike price, and will not participate in any increase in the price of such securities above the strike price. When a put option of which ~~a~~the Series is the writer is exercised, the Series will be required to purchase the underlying securities at a price in excess of the market value of such securities.

When ~~a~~the Series wishes to sell a security at a specified price, it may seek to generate additional income by writing "covered" call options on the security. A call option is "covered" if the Series either owns the underlying instrument or has an absolute and immediate right (such as a call with the same or a later expiration date) to acquire that instrument. The underlying instruments of such covered call options may consist of individual equity securities, pools of equity securities, ETFs or indices.

The writing of covered call options is a more conservative investment technique than writing of naked or uncovered options, but capable of enhancing the Series' total return. When ~~a~~the Series writes a covered call option, it profits from the premium paid by the buyer but gives up the opportunity to profit from an increase in the value of the underlying security above the exercise price. At the same time, the Series retains the risk of loss from a decline in the value of the underlying security during the option period.

Although the Series may terminate its obligation by executing a closing purchase transaction, which is the purchase of an option contract on the same security with the same exercise price and expiration date as the option contract originally sold, the cost of

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effecting such a transaction may be greater than the premium received upon its sale, resulting in a loss to the Series. If such an option expires unexercised, the Series realizes a gain equal to the premium received. Such a gain may be offset or exceeded by a decline in the market value of the underlying security during the option period. If an option is exercised, the exercise price, the premium received and the market value of the underlying security determine the gain or loss realized by the Series.

~~A~~The Series may seek to hedge against an increase in the value of a security that it would like to acquire, or otherwise profit from an expected increase in the value of a security by writing a "naked" put option on the security. The writer of a naked put option has no position in the underlying security. If the security price rises, the option would expire worthless and a Series would profit by the amount of the premium it received, which may offset the increase in the market price of the security the Series would like to acquire. If the security price falls, however, ~~a~~the Series may lose an amount up to the difference between the value of the security and the premium it received, and the Series may be deprived of the opportunity to benefit from the full decrease in the market price of the security it would like to acquire. ~~A~~The Series may seek to terminate its position in a put option it writes before exercise by executing a closing purchase transaction. If the market is not liquid for a put option ~~a~~the Series has written, however, the Series must continue to be prepared to pay the exercise price while the option is outstanding, regardless of price changes.

~~A~~The Series may purchase and write options on an exchange or over-the-counter ("OTC"). OTC options differ from exchange-traded options in several respects. They are transacted directly with dealers and not with a clearing corporation, and therefore entail the risk of non-performance by the dealer. OTC options are available for a greater variety of securities and for a wider range of expiration dates and exercise prices than are available for exchange-traded options. Because OTC options are not traded on an exchange, pricing is normally done by reference to information from a market maker. It is the SEC's position that OTC options are generally illiquid.

The market value of an option generally reflects the market price of an underlying security. Other principal factors affecting market value include supply and demand, interest rates, the pricing volatility of the underlying security and the time remaining until the expiration date.

Risks associated with options transactions include: (i) the success of a hedging or trading strategy may depend on an ability to predict movements in the prices of individual securities, fluctuations in markets and movements in interest rates; (ii) there may be an imperfect or no correlation between the movement in prices of options and the securities underlying them; (iii) there may not be a liquid secondary market for options; (iv) the buyer of an option assumes the risk of losing the entire premium invested in the option; (v) while ~~a~~the Series will receive a premium when it writes covered call options, it may not participate fully in a rise in the market value of the underlying security; and (vi) while ~~a~~the Series will receive a premium when it writes naked put options, it may lose money if it must purchase the underlying security at a price above market value.

Swaps, Caps, Floors, Collars and Swaptions. Swaps are privately negotiated OTC derivative products in which two parties agree to exchange payment streams calculated in relation to a rate, index, instrument or certain securities (referred to as the "underlying") and a predetermined amount (referred to as the "notional amount"). The underlying for a swap may be an interest rate (fixed or floating), a currency exchange rate, a commodity price index, a security, group of securities or a securities index, a combination of any of these, or various other rates, securities, instruments, assets or indices. Swap agreements generally do not involve the delivery of the underlying or principal, and a party's obligations generally are equal to only the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the swap agreement.

A great deal of flexibility is possible in the way swaps may be structured. For example, in a simple fixed-to-floating interest rate swap, one party makes payments equivalent to a fixed interest rate, and the other party makes payments calculated with reference to a specified floating interest rate, such as LIBOR or the prime rate. An equity swap is an agreement between counterparties to exchange a set of payments, determined by a stock or index return, with another set of payments (usually an interest-bearing (fixed or floating rate) instrument, but they can also be the return on another stock or index). In a total return swap, one party agrees to make periodic payments to another party based on the change in market value of the assets underlying the contract, which may include a specific security, basket of securities or securities indices, during a specified period. In a currency swap, the parties generally enter into an agreement to pay interest streams in one currency based on a specified rate in exchange for receiving interest streams denominated in another currency. Currency swaps may involve initial and final exchanges of the currency that correspond to the agreed upon notional amount.

~~A~~The Series may engage in simple or more complex swap transactions involving a wide variety of underlyings for various reasons. For example, ~~a~~the Series may enter into a swap to gain exposure to investments (such as an index of securities in a market) or currencies without actually purchasing those stocks or currencies; to make an investment without owning or taking physical custody of securities or currencies in circumstances in which direct investment is restricted for legal reasons or is otherwise impracticable; to hedge an existing position; to obtain a particular desired return at a lower cost to the Series than if it had invested directly in an instrument that yielded the desired return; or for various other reasons.

~~Certain~~ The Series may enter into credit default swaps, as a buyer or a seller. The buyer in a credit default contract is obligated to pay the seller a periodic stream of payments over the term of the contract provided no event of default has occurred. If an event of default occurs, the seller must pay the buyer the full notional value ("par value") of the underlying in exchange for the underlying. If ~~a~~the Series is a buyer and no event of default occurs, the Series will have made a stream of payments to the seller without having benefited

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from the default protection it purchased. However, if an event of default occurs, the Series, as buyer, will receive the full notional value of the underlying that may have little or no value following default. As a seller, ~~a~~the Series receives a fixed rate of income throughout the term of the contract, provided there is no default. If an event of default occurs, the Series would be obligated to pay the notional value of the underlying in return for the receipt of the underlying. The value of the underlying received by the Series, coupled with the periodic payments previously received may be less than the full notional value it pays to the buyer, resulting in a loss of value to the Series. Credit default swaps involve different risks than if ~~a~~the Series invests in the underlying directly.

Caps, floors, collars and swaptions are privately-negotiated option-based derivative products. Like a put or call option, the buyer of a cap or floor pays a premium to the writer. In exchange for that premium, the buyer receives the right to a payment equal to the differential if the specified index or rate rises above (in the case of a cap) or falls below (in the case of a floor) a pre-determined strike level. Like swaps, obligations under caps and floors are calculated based upon an agreed notional amount, and, like most swaps (other than foreign currency swaps), the entire notional amount is not exchanged. A collar is a combination product in which one party buys a cap from and sells a floor to another party, or vice versa. Swaptions give the holder the right to enter into a swap. ~~A~~The Series may use one or more of these derivative products in addition to or in lieu of a swap involving a similar rate or index.

Under current market practice, swaps, caps, collars and floors between the same two parties are generally documented under a "master agreement." In some cases, options and forwards between the parties may also be governed by the same master agreement. In the event of a default, amounts owed under all transactions entered into under, or covered by, the same master agreement would be netted, and only a single payment would be made.

Generally, ~~a~~the Series would calculate the obligations of the swap agreements' counterparties on a "net basis." Consequently, ~~a~~the Series' current obligation (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each counterparty to the swap agreement (the "net amount"). ~~A~~The Series' current obligation under a swap agreement will be accrued daily (offset against any amounts owed to the Series) and any accrued but unpaid net amounts owed to a swap counterparty will be "covered" as required by the 1940 Act.

Swaps and other derivatives involve risks. One significant risk in a swap, cap, floor, collar or swaption is the volatility of the specific interest rate, currency or other underlying that determines the amount of payments due to and from ~~a~~the Series. This is true whether these derivative products are used to create additional risk exposure for ~~a~~the Series or to hedge, or manage, existing risk exposure. If under a swap, cap, floor, collar or swaption agreement ~~a~~the Series is obligated to make a payment to the counterparty, the Series must be prepared to make the payment when due. ~~A~~The Series could suffer losses with respect to such an agreement if the Series is unable to terminate the agreement or reduce its exposure through offsetting transactions. Further, the risks of caps, floors and collars, like put and call options, may be unlimited for the seller if the cap or floor is not hedged or covered, but is limited for the buyer.

Because under swap, cap, floor, collar and swaption agreements a counterparty may be obligated to make payments to ~~a~~the Series, these derivative products are subject to risks related to the counterparty's creditworthiness. If a counterparty defaults, ~~a~~the Series' risk of loss will consist of any payments that the Series is entitled to receive from the counterparty under the agreement (this may not be true for currency swaps that require the delivery of the entire notional amount of one designated currency in exchange for the other). Upon default by a counterparty, however, ~~a~~the Series may have contractual remedies under the swap agreement.

~~A~~The Series will enter into swaps only with counterparties that the Advisor believes to be creditworthy. In addition, ~~a~~the Series will earmark on the books of the Series or segregate cash or liquid securities in an amount equal to any liability amount owned under a swap, cap, floor, collar or swaption agreement, or will otherwise "cover" its position as required by the 1940 Act.

<u>Government Regulation of Derivatives</u>. The Commodity Futures Trading Commission ("CFTC") regulates the trading of commodity interests, including commodity futures contracts, options on commodity futures, and swaps (which includes cash-settled currency forwards and swaps). Pursuant to rules adopted under the Commodity Exchange Act ("CEA") by the CFTC, the Series must either operate within certain guidelines and restrictions with respect to the Series' use of commodity interests, or the Advisor will be subject to registration and regulation under the CEA.

Consistent with the CFTC's regulations, the Advisor has claimed an exclusion from the definition of the term "commodity pool operator" ("CPO") under the CEA with respect to the Series and, therefore, the Series are not subject to registration or regulation under the CEA. As a result, the Series will operate within certain guidelines and restrictions with respect to their use of commodity interests. If ~~a~~the Series determines to no longer operate within such guidelines and restrictions, the Advisor would be subject to registration and regulation as a CPO under the CEA with respect to the Series. If ~~a~~the Series is subject to CFTC regulation, it may incur additional expenses. The Advisor has registered as a CPO with respect to certain products not included in this SAI.

The regulation of futures, options and swaps transactions in the U.S. is a rapidly changing area of law and is subject to modification by government and judicial action. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was signed into law in July 2010, sets forth a new legislative framework for OTC derivatives, such as swaps, in which the Series may invest. Title VII of the Dodd-Frank Act makes broad changes to the OTC derivatives market, grants significant new authority to the SEC and the CFTC to regulate OTC derivatives and market participants, and requires clearing of many OTC derivatives transactions.

In addition, the SEC proposed new derivatives rules in December 2015 that could limit or prevent ~~a~~the Series from using such instruments as a part of its investment strategy, and could ultimately prevent ~~a~~the Series from being able to achieve its investment objective. It is impossible to fully predict the effects of legislation and regulation in this area, but the effects could be substantial and adverse.

OTHER INVESTMENT POLICIES

Foreign Securities. *Except as noted, all of a ~~the~~ Series' policies regarding foreign securities discussed below are non-fundamental.*

~~**Pro-Blend Series:** The Series may not purchase foreign securities if as a result of the purchase of such securities more than 50% of a Series' assets would be invested in foreign securities, provided that this restriction shall not apply to foreign securities that are listed on a domestic securities exchange or represented by ADRs that are traded either on a domestic securities exchange or in the United States on the OTC market.~~

~~**Overseas Series:**~~ The Series will, under normal circumstances, invest at least 80% of its assets, and expects to be fully invested, in securities of issuers from countries outside the United States. In addition, it may also invest in corporate debt securities of foreign issuers and in obligations issued by foreign governments or their respective agencies or instrumentalities. The Series may invest without limit in equity securities of foreign issuers that are listed on a domestic securities exchange or are represented by ADRs that are listed on a domestic securities exchange or are traded in the United States on the OTC market. Foreign debt securities may be denominated either in U.S. dollars or foreign currencies. The Series will invest no more than 25% of its assets in securities issued by any one foreign government.

~~**Equity Series:** The Series may not purchase foreign securities, provided that the Advisor shall have the ability to retain a security that after purchase changes its domicile to one outside the United States.~~

~~The restrictions set forth in this paragraph are fundamental policies that cannot be changed without the approval of a majority of the outstanding voting securities of the Series, as defined in the 1940 Act. The Series' investments in foreign securities will be of the same types and quality as the domestic securities in which the Series may invest. The Series may invest in foreign securities when the anticipated performance of foreign securities is believed by the Advisor to offer more potential than domestic alternatives in keeping with the investment goals of the Series. The Pro Blend Series will invest no more than 25% of its assets in securities issued by any one foreign government. Foreign debt securities may be denominated either in U.S. dollars or foreign currencies.~~

~~**Target Series:** Each Series may invest its assets in foreign securities which are not publicly traded in the United States. The Series' investments in foreign securities will be of the same types and quality as the domestic securities in which the Series may invest. The Series may invest in foreign securities when the anticipated performance of foreign securities is believed by the Advisor to offer more potential than domestic alternatives in keeping with the investment goals of the Series. Each Series may invest without limit in equity securities of foreign issuers that are listed on a domestic securities exchange or are represented by ADRs that are listed on a domestic securities exchange or are traded in the United States on the OTC market. Foreign debt securities may be denominated either in U.S. dollars or foreign currencies.~~

~~**Disciplined Value Series:** The Series may not purchase foreign securities if as a result of the purchase of such securities more than 10% of the Series' assets would be invested in foreign securities, provided that this restriction shall not apply to foreign securities that are listed on a domestic securities exchange or represented by ADRs that are traded either on a domestic securities exchange or in the United States on the over-the-counter market.~~

~~**Quality Equity Series:** The Series may invest up to 100% of its assets in equity securities of non-U.S. companies, including those that are not publicly traded in the United States. There are no prescribed limits on the geographic distribution of the Series' investments, and the Series may focus its investments in only a few countries. Foreign securities may be denominated either in U.S. dollars or foreign currencies.~~

Risks of Foreign Securities. There are risks in investing in foreign securities not typically involved in domestic investing. An investment in foreign securities may be affected by changes in currency rates and in exchange control regulations. Foreign companies are frequently not subject to the accounting and financial reporting standards applicable to domestic companies, and there may be less information available about foreign issuers. There is frequently less government regulation of foreign issuers than in the United States.

In addition, investments in foreign countries are subject to the possibility of expropriation or confiscatory taxation, political or social instability or diplomatic developments that could adversely affect the value of those investments. There may also be imposition of withholding taxes. Foreign financial markets may have less volume and longer settlement periods than U.S. markets which may cause liquidity problems for ~~a~~the Series. In addition, costs associated with transactions on foreign markets are generally higher than for transactions in the U.S. These risks generally are greater for investments in securities of companies in emerging markets, which are usually in the initial stages of their industrialization cycle.

Obligations of foreign governmental entities are subject to various types of governmental support and may or may not be supported by the full faith and credit of a foreign government. ~~A~~The Series' investments in emerging markets can be considered speculative, and therefore may offer greater potential for gains and losses than investments in developed markets of the world. Investing in emerging

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market countries may entail purchasing securities issued by or on behalf of entities that are insolvent, bankrupt, in default or otherwise engaged in an attempt to reorganize or reschedule their obligations, and in entities that have little or no proven credit rating or credit history. With respect to any emerging country, there may be a greater potential for nationalization, expropriation or confiscatory taxation, political changes, government regulation, social instability or diplomatic developments (including war) which could affect adversely the economies of such countries or investments in such countries. Foreign ownership limitations also may be imposed by the charters of individual companies in emerging market countries to prevent, among other concerns, violation of foreign investment limitations. The economies of developing countries generally are heavily dependent upon international trade and, accordingly, have been and may continue to be adversely affected by trade barriers, exchange or currency controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade. These economies also may have been, and may continue to be, adversely affected by economic conditions in the countries with which they trade.

AIf the Series which invests in relatively few countries it may experience increased volatility and risk as compared to a Series which is more diversified among countries. As a result of investing in relatively few countries, athe Series will be more susceptible to country-specific economic or market factors; social or political factors; legal, custody, accounting, legislative and regulatory changes; and currency fluctuations.

The occurrence of events similar to those in recent years, such as the aftermath of the war in Iraq; instability in Afghanistan, Pakistan, Egypt, Libya, Syria and the Middle East; epidemics such as those caused by the Ebola or Zika viruses; political and military actions undertaken by Russia and the resulting sanctions imposed by the United States and European Union; terrorist attacks in the U.S. and around the world; social and political discord; debt crises (such as the recent Greek crisis); sovereign debt downgrades; or the exit or potential exit of one or more countries (such as the United Kingdom) from the European Union, among others, may result in market volatility, may have long term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the U.S. and worldwide. Any such event(s) could have a significant adverse impact on the value and risk profile of athe Series' portfolio. The Fund does not know how long the securities markets may be affected by similar events and cannot predict the effects of similar events in the future on the U.S. and global economies and securities markets. There can be no assurance that similar events and other market disruptions will not have other material and adverse implications.

Currency Risks. The U.S. dollar value of securities denominated in a foreign currency will vary with changes in currency exchange rates, which can be volatile. Accordingly, changes in the value of the currency in which athe Series' investments are denominated relative to the U.S. dollar will affect the Series' NAV. Exchange rates are generally affected by the forces of supply and demand in the international currency markets, the relative merits of investing in different countries and the intervention or failure to intervene of U.S. or foreign governments and central banks. However, currency exchange rates may fluctuate based on factors intrinsic to a country's economy. Some emerging market countries also may have managed currencies, which are not free floating against the U.S. dollar. In addition, emerging markets are subject to the risk of restrictions upon the free conversion of their currencies into other currencies. Any devaluations relative to the U.S. dollar in the currencies in which a Series' securities are quoted would reduce the Series' NAV per share.

Repurchase Agreements. EachThe Series may enter into repurchase agreements with respect to portfolio securities. Under the terms of a repurchase agreement, the Series purchases securities ("collateral") from various financial institutions such as a bank or broker-dealer (a "seller") which the Advisor deems to be creditworthy, subject to the seller's agreement to repurchase them at a mutually agreed-upon date and price. The repurchase price generally equals the price paid by the Series plus interest negotiated on the basis of current short-term rates (which may be more or less than the rate on the underlying portfolio securities).

The seller under a repurchase agreement is required to maintain the value of the collateral held pursuant to the agreement at not less than 100% of the repurchase price, and securities subject to repurchase agreements are held by the Series' custodian either directly or through a securities depository. Default by the seller would, however, expose the Series to possible loss because of adverse market action or delay in connection with the disposition of the underlying securities.

Investment Companies. Investment company securities are securities of other open-end or closed-end investment companies or unit investment trusts ("UITs"). EachThe Series may invest in securities issued by other investment companies only to the extent permitted by the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended from time to time.

The 1940 Act generally prohibits, subject to certain exceptions, an investment company from acquiring more than 3% of the outstanding voting shares of an investment company and limits such investments to no more than 5% of athe Series' total assets in any one investment company and no more than 10% in any combination of investment companies. These limitations do not apply to athe Series' investments in money market funds. AThe Series may invest in investment companies managed by the Advisor or its affiliates to the extent permitted under the 1940 Act or as otherwise authorized by rule, regulation or order of the SEC.

To the extent athe Series invests a portion of its assets in investment companies, those assets will be subject to the risks of the purchased investment company's portfolio securities. The Series also will bear its proportionate share of the expenses of the purchased investment company in addition to its own expenses. Because of restrictions on direct investment by U.S. entities in certain countries, investment in other investment companies may be the most practical or the only manner in which an international, emerging markets, or global fund can invest in the securities markets of those countries. [With the exception of the Series' investments in money market

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funds~~ and the Target Series' investments in underlying funds~~, the Series does not intend to invest in other investment companies, unless, in the judgment of the Advisor, the potential benefits of such investments exceed the associated costs (which includes any investment advisory fees charged by the investment companies) relative to the benefits and costs associated with direct investments in the underlying securities.~~]~~

The Series may invest in securities of open-end investment companies, including exchange-traded funds ("ETFs") organized as open-end investment companies, closed-end investment companies or unit investment trusts, including ETFs organized as unit investment trusts. ~~As stated above, each of the Target Series seeks to achieve its investment objectives by investing in a combination of other Manning & Napier mutual funds, currently one or more of the Pro-Blend Series, in order to meet its target asset allocations and investment style. The Target Series will invest in the underlying funds in excess of the limits set forth above in reliance on an exemption provided under the 1940 Act with respect to investments made in other investment companies that are part of the same group of investment companies as the Series. Each of the Pro-Blend Series is prohibited from acquiring securities of other investment companies in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act.~~

Investments in closed-end investment companies may involve the payment of substantial premiums above the NAV of such issuer's portfolio securities and are subject to limitations under the 1940 Act. ~~A~~The Series also may incur tax liability to the extent it invests in the stock of a foreign issuer that constitutes a "passive foreign investment company."

ETFs are investment companies that are registered under the 1940 Act as open-end funds or UITs. ETFs are actively traded on national securities exchanges and are generally based on specific domestic and foreign market indices. An "index-based ETF" seeks to track the performance of an index by holding in its portfolio either the contents of the index or a representative sample of the securities in the index. Because ETFs are based on an underlying basket of stocks or an index, they are subject to the same market fluctuations as these types of securities in volatile market swings.

~~Each~~ The Series may invest in iShares® Funds, which are ETFs issued by iShares Trust and iShares, Inc. Pursuant to an exemptive order issued to iShares® and procedures adopted by the Fund's Board of Directors, the Series may invest in an iShares® Fund beyond the limits set forth in section 12(d)(1)(A) of the 1940 Act, subject to certain terms and conditions. iShares® is a registered trademark of BlackRock Fund Advisors ("BFA"). Neither BFA nor the iShares® Funds make any representations regarding the advisability of investing in a Series.

Exchange-Traded Products ("ETPs"). ~~Certain~~ The Series may purchase shares of or interests in ETPs, which may or may not be investment companies registered under the 1940 Act. The risks of owning interests of an ETP, such as an exchange-traded note ("ETN") or exchange-traded commodity pool, generally reflect the same risks as owning the underlying securities or other instruments that the ETP is designed to track. The shares of certain ETPs may trade at a premium or discount to their intrinsic value (i.e., the market value may differ from the NAV of an ETP's shares). For example, supply and demand for shares of an ETP or market disruptions may cause the market price of the ETP to deviate from the value of the ETP's investments, which may be emphasized in less liquid markets. The value of an ETN may also differ from the valuation of its reference market or instrument due to changes in the issuer's credit rating. By investing in an ETP, ~~a~~the Series indirectly bears the proportionate share of any fees and expenses of the ETP in addition to the fees and expenses that the Series and its shareholders directly bear in connection with the Series' operations. Because certain ETPs may have a significant portion of their assets exposed directly or indirectly to commodities or commodity-linked securities, developments affecting commodities may have a disproportionate impact on such ETPs and may subject the ETPs to greater volatility than investments in traditional securities.

Generally, ETNs are structured as senior, unsecured notes in which an issuer, such as a bank, agrees to pay a return based on the target commodity index less any fees. ETNs allow individual investors to have access to derivatives linked to commodities and assets such as oil, currencies and foreign stock indexes. ETNs combine certain aspects of bonds and ETFs. Similar to ETFs, ETNs are traded on a major exchange (e.g., the NYSE) during normal trading hours. However, investors can also hold an ETN until maturity. At maturity, the issuer pays to the investor a cash amount equal to principal amount, subject to the day's index factor. ETN returns are based upon the performance of a market index minus applicable fees. The value of an ETN may be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying commodities markets, changes in the applicable interest rates, changes in the issuer's credit rating, and economic, legal, political or geographic events that affect the referenced commodity. The value of an ETN may drop due to a downgrade in the issuer's credit rating, even if the underlying index remains unchanged. Investments in ETNs are subject to the risks facing fixed income securities in general, including the risk that a counterparty will fail to make payments when due or default.

Securities Lending. ~~Each~~The Series may lend portfolio securities to brokers, dealers and other financial organizations that meet capital and other credit requirements or other criteria established by the Fund's Board of Directors. These loans, if and when made, may not exceed 33 1/3% of ~~a~~the Series' total assets taken at value (including the loan collateral). ~~A~~The Series will not lend portfolio securities to its investment advisor, or its affiliates unless it has applied for and received specific authority to do so from the SEC. Loans of portfolio securities will be fully collateralized by cash, letters of credit or U.S. Government Securities, and the collateral will be maintained in an amount equal to at least 100% of the current market value of the loaned securities by marking to market daily. Any gain or loss in the market price of the securities loaned that might occur during the term of the loan would be for the account of the Series. By lending its securities, ~~a~~the Series may increase its income by either investing cash collateral received from the borrower in short-term instruments or obtaining a fee from the borrower when U.S. Government Securities or letters of credit are used as collateral.

~~A~~The Series may pay a part of the income earned to a third party (such as the Fund's custodian) for acting as the Series' securities lending agent. ~~A~~The Series will adhere to the following conditions whenever its portfolio securities are loaned: (i) the Series must receive at least 100% cash collateral or equivalent securities of the type discussed in the preceding paragraph from the borrower; (ii) the borrower must increase such collateral whenever the market value of the securities rises above the level of such collateral; (iii) the Series must be able to terminate the loan on demand; (iv) the Series must receive reasonable interest on the loan, in addition to payments reflecting the amount of any dividends, interest or other distributions on the loaned securities; (v) the Series may pay only reasonable fees in connection with the loan; and, (vi) voting rights on the loaned securities may pass to the borrower, provided, however, that if a material event adversely affecting the investment occurs, the Series must terminate the loan and regain the right to vote the securities. Loans may involve certain risks in the event of default or insolvency of the borrower, including possible delays or restrictions upon the Series' ability to recover the loaned securities or dispose of the collateral for the loan, which could give rise to loss because of adverse market action, expenses and/or delays.

Investing the cash collateral subjects ~~a~~the Series to market risk. ~~A~~The Series remains obligated to return all collateral to the borrower under the terms of its securities lending arrangements, even if the value of the investments made with the collateral has declined. Accordingly, if the value of a security in which the cash collateral has been invested declines, the loss would be borne by ~~a~~the Series, and the Series may be required to liquidate other investments in order to return collateral to the borrower at the end of a loan.

Short Sales. Short sales may be used by ~~a~~the Series as part of its overall portfolio management strategies or to offset (hedge) a potential decline in the value of a security. The Series may engage in short sales that are either "against the box" or "uncovered." A short sale is "against the box" if, at all times during which the short position is open, the Series owns at least an equal amount of the securities or securities convertible into, or exchangeable without further consideration for, securities of the same issue as the securities that are sold short. A short sale against the box is a taxable transaction to the Series with respect to the securities that are sold short. "Uncovered" short sales are transactions under which ~~a~~the Series sells a security it does not own. To complete such a transaction, the Series must borrow the security to make delivery to the buyer. The Series is then obligated to replace the security borrowed by purchasing the security at the market price at the time of the replacement. The price at such time may be more or less than the price at which the security was sold by the Series. Until the security is replaced, the Series is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan. To borrow the security, the Series also may be required to pay a premium, which would increase the cost of the security sold. The proceeds of the short sale may be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out.

Until the Series closes its short position or replaces the borrowed security, the Series will: (i) earmark on the books of the Series or maintain in a segregated account cash or liquid securities at such a level that the amount earmarked or deposited in the account plus the amount deposited with the broker as collateral will equal the current value of the security sold short; or (ii) otherwise "cover" the Series' short position as required by the 1940 Act.

~~A~~The Series may engage in short sales in an attempt to capitalize on equity securities that it believes will underperform the market or their peers. When ~~a~~the Series sells securities short, it may use the proceeds from the sales to purchase long positions in additional securities that it believes will outperform the market or their peers. This strategy may effectively result in the Series having a leveraged investment portfolio, which results in greater potential for loss. Leverage can amplify the effects of market volatility on a Series' share price and make the Series' returns more volatile. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of ~~a~~the Series' portfolio securities. The use of leverage may also cause ~~a~~the Series to liquidate portfolio positions when it would not be advantageous to do so or in order to satisfy its obligations.

Forward Commitments or Purchases on a When-Issued Basis. ~~Each~~The Series ~~(with the exception of the Disciplined Value Series)~~ may enter into forward commitments or purchase securities on a when-issued basis. These securities normally are subject to settlement within 45 days of the purchase date. The interest rate realized on these securities is fixed as of the purchase date and no interest accrues to the Series before settlement. These securities are subject to market fluctuation due to changes in market interest rates. ~~Each~~The Series will enter into these arrangements with the intention of acquiring the securities in question and not for speculative purposes and will earmark on the books of the Series or maintain a separate account consisting of liquid assets in an amount at least equal to the purchase price.

Investment in Illiquid and Restricted Securities. The Series may not purchase illiquid securities, i.e., securities that cannot be disposed of at approximately the amount at which the Series has valued them in seven days or less (which term includes repurchase agreements and time deposits maturing in more than seven days) if, in the aggregate, more than 15% of its net assets would be invested in illiquid securities.

Restricted securities are securities which were originally sold in private placements and which have not been registered under the Securities Act of 1933, as amended ("1933 Act"). Such securities generally have been considered illiquid because they may be resold only subject to statutory restrictions and delays or if registered under the 1933 Act. The SEC adopted Rule 144A to provide for a safe harbor exemption from the registration requirements of the 1933 Act for resales of restricted securities to "qualified institutional buyers." The result has been the development of a more liquid and efficient institutional resale market for restricted securities. Rule 144A securities may be liquid if properly determined by the Advisor pursuant to procedures adopted by the Board of Directors. The Series' ability to invest in restricted securities includes investments in unregistered equity securities offered at a discount in a private

placement that are issued by companies that have outstanding publicly traded equity securities of the same class (a "private investment in public equity," or a "PIPE").

Borrowings. ~~Each~~ The Series may borrow money subject to its fundamental and non-fundamental investment policies. Borrowing money will subject ~~a~~the Series to interest costs. The Series generally borrow at times to meet redemption requests rather than sell portfolio securities to raise the necessary cash. The Series may borrow money from banks and make other investments or engage in other transactions permissible under the 1940 Act which may be considered a borrowing (such as mortgage dollar rolls and reverse repurchase agreements). The Series may establish lines of credit with certain banks by which ~~they~~ it may borrow funds for temporary or emergency purposes. The Series may use lines of credit to meet large or unexpected redemptions that would otherwise force the Series to liquidate securities under circumstances which are unfavorable to the Series' remaining shareholders. ~~A~~The Series may be required to maintain minimum average balances in connection with its use of a line of credit or to pay a commitment or other fee to maintain the line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

Diversification. The Series ~~are~~ is diversified as defined in the 1940 Act. Further, ~~each~~ the Series intends to satisfy the diversification requirements necessary to qualify as a regulated investment company under the Code, which requires that the Series be diversified (i.e., not invest more than 5% of their assets in the securities in any one issuer) as to 50% of their assets. Diversification does not guarantee against a loss.

Special Risks of Cyber Attacks. As with any entity that conducts business through electronic means in the modern marketplace, the Fund, and its service providers, may be susceptible to operational and information security risks resulting from cyber attacks. Cyber attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized monitoring, release, misuse, loss, destruction or corruption of confidential information, unauthorized access to relevant systems, compromises to networks or devices that the Fund and its service providers use to service the Fund's operations, operational disruption or failures in the physical infrastructure or operating systems that support the Fund and its service providers, or various other forms of cyber security breaches. Cyber attacks affecting the Fund or the Advisor, the Fund's distributor, custodian, or any other of the Fund's intermediaries or service providers may adversely impact the Fund and its shareholders, potentially resulting in, among other things, financial losses or the inability of Fund shareholders to transact business. For instance, cyber attacks may interfere with the processing of shareholder transactions, impact the Series' ability to calculate its NAV, cause the release of private shareholder information or confidential business information, impede trading, subject the Fund to regulatory fines or financial losses and/or cause reputational damage. The Fund may also incur additional costs for cyber security risk management purposes designed to mitigate or prevent the risk of cyber attacks. Such costs may be ongoing because threats of cyber attacks are constantly evolving as cyber attackers become more sophisticated and their techniques become more complex. Similar types of cyber security risks are also present for issuers of securities in which the Series may invest, which could result in material adverse consequences for such issuers and may cause the Series' investments in such companies to lose value. There can be no assurance that the Fund, the Fund's service providers, or the issuers of the securities in which the Series invests will not suffer losses relating to cyber attacks or other information security breaches in the future.

Investment Restrictions

~~Each~~The Series has adopted certain restrictions set forth below as fundamental policies, which may not be changed without the favorable vote of the holders of a "majority" of the Series' outstanding voting securities, which means a vote of the holders of the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares.

~~The following restrictions apply to all the Series (with the exception of the Quality Equity Series).~~

~~None of the S~~The Series may not:

1. Borrow money, except to the extent permitted under the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended from time to time.

2. Purchase any securities which would cause more than 25% of the total assets of the Series, based on current value at the time of such purchase, to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that this limitation does not apply to investments in (a) obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities, or (b) tax-exempt obligations of state or municipal governments and their political subdivisions;

3. Make loans, except that ~~each~~ the Series may (a) purchase or hold debt instruments in accordance with its investment objective and policies, (b) enter into repurchase agreements, and (c) loan its portfolio securities, to the fullest extent permitted under the 1940 Act, and any rules, regulation or order thereunder;

4. Issue senior securities (as defined in the 1940 Act) except in connection with permitted borrowings as described in the Series' SAI or as permitted by the 1940 Act, and any rule, regulation, or order of the SEC thereunder;

5. Purchase or sell real estate, commodities or commodities contracts including futures contracts. However, subject to its permitted investments, ~~each~~the Series may: (a) invest in securities of issuers engaged in the real estate business or the business of investing in

real estate (including interests in limited partnerships owning or otherwise engaging in the real estate business or the business of investing in real estate) and securities which are secured by real estate or interests therein; (b) hold or sell real estate received in connection with securities it holds or held; or (c) trade in futures contracts (including forward foreign currency contracts) and options on futures contracts (including options on currencies) to the extent consistent with the Series' investment objective and policies;

6. Act as an underwriter of securities of other issuers except as it may be deemed an underwriter in selling a portfolio security; and

7. Purchase securities of an issuer, except as consistent with the maintenance of its status as an open-end diversified company under the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

~~The following restrictions apply to the Quality Equity Series.~~

~~The Series may not:~~

~~1. Borrow money, except to the extent permitted under the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended from time to time.~~

~~2. Purchase any securities which would cause more than 25% of the total assets of the Series, based on current value at the time of such purchase, to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that this limitation does not apply to investments in (a) obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities, or (b) tax-exempt obligations of state or municipal governments and their political subdivisions;~~

~~3. Make loans, except that each Series may (a) purchase or hold debt instruments in accordance with its investment objective and policies, (b) enter into repurchase agreements, and (c) loan its portfolio securities, to the fullest extent permitted under the 1940 Act, and any rules, regulation or order thereunder;~~

~~4. Issue senior securities (as defined in the 1940 Act) except in connection with permitted borrowings as described in the Series' SAI or as permitted by the 1940 Act, and any rule, regulation, or order of the SEC thereunder;~~

~~5. Purchase or sell physical commodities or commodities contracts based on physical commodities or invest in unmarketable interests in real estate limited partnerships or invest directly in real estate. For the avoidance of doubt, the foregoing policy does not prevent the Series from, among other things, (i) purchasing marketable securities of companies that deal in real estate or interests therein (including REITs); (ii) purchasing marketable securities of companies that deal in physical commodities or interests therein; and (iii) purchasing, selling and entering into futures contracts (including futures contracts on indices of securities, interest rates and currencies), options on futures contracts (including futures contracts on indices of securities, interest rates and currencies), warrants, swaps, forward contracts, foreign currency spot and forward contracts or other derivative instruments;~~

~~6. Act as an underwriter of securities of other issuers except as it may be deemed an underwriter in selling a portfolio security; and~~

~~7. Purchase securities of an issuer, except as consistent with the maintenance of its status as an open-end diversified company under the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.~~

The following non-fundamental investment policies and restrictions apply to ~~all~~ the Series ~~with the exception of the Target Series,~~. and ~~They~~ may be changed by the Fund's Board of Directors.

1. ~~None of the~~ The Series may not invest in illiquid securities, i.e., securities that cannot be disposed of at approximately the amount at which the Series has valued them in seven days or less (which term includes repurchase agreements and time deposits maturing in more than seven days) if, in the aggregate, more than 15% of its net assets would be invested in illiquid securities; ~~and~~

2. ~~None of the~~ The Series may not purchase securities on margin, except that the Series may obtain short-term credits that are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin;~~.~~

~~The following non-fundamental investment policies and restrictions apply to all the Series with the exception of the Target Series, the Disciplined Value Series and the Quality Equity Series. They , and may be changed by the Fund's Board of Directors.~~

~~1.~~3. ~~Each~~The Series will invest in securities issued by other investment companies only to the extent permitted by the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended from time to time; ~~and~~

~~2.~~4. ~~None of the~~ The Series may not invest more than 5% of the value of its total net assets in warrants. Included within that amount, but not to exceed 2% of the value of the Series' net assets, may be warrants, which are not listed on the NYSE or the NYSE MKT LLC;~~.~~

24

The following non-fundamental investment policies and restrictions apply to the Equity Series, Overseas Series and . They may be changed by the Fund's Board of Directors.

1.5. The Series' investment policies with respect to options on securities and with respect to stock index and currency futures and related options are subject to the following non-fundamental limitations: (1) with respect to any the Series, the aggregate value of the securities underlying calls or obligations underlying puts determined as of the date options are sold shall not exceed 25% of the assets of the Series; (2) athe Series will not enter into any option transaction if immediately thereafter, the aggregate premiums paid on all such options which are held at any time would exceed 20% of the total net assets of the Series; (3) the aggregate margin deposits required on all futures or options thereon held at any time by athe Series will not exceed 5% of the total assets of the Series; (4) the security underlying the put or call is within the investment policies of each the Series and the option is issued by the Options Clearing Corporation; and (5) the Series may buy and sell puts and calls on securities and options on financial futures if such options are listed on a national securities or commodities exchange; and

26. The Overseas Series may invest up to 100% of its assets in foreign securities.

The following non-fundamental investment policy and restriction applies to the Target Series. It may be changed by the Fund's Board of Directors.

None of the Target Series may:

1. Invest more than 15% of its net assets in illiquid securities.

Except for the limitations on borrowings, or as may be specifically provided to the contrary, each of the above percentage limitations are applicable at the time of purchase. With respect to warrants, rights, and convertible securities, a determination of compliance with the above limitations shall be made as though such warrant, right, or conversion privilege had been exercised. With respect to the limitation on illiquid securities, in the event that a subsequent change in net assets or other circumstances cause a Series to exceed its limitation, the Series will take steps to bring the aggregate amount of illiquid instruments back within the limitations as soon as reasonably practicable. With respect to the limitation on borrowing, in the event that a subsequent change in net assets or other circumstances causes a Series to exceed its limitation, the Series will take steps to bring the aggregate amount of borrowing back within the limitation within three days thereafter (not including Sundays and holidays).

The following descriptions of the 1940 Act may assist investors in understanding the above policies and restrictions.

Borrowing. The 1940 Act presently allows an investment company to borrow from any bank in an amount up to $33\frac{1}{3}$% of its total assets (including the amount borrowed) and to borrow for temporary purposes in an amount not exceeding 5% of its total assets. Transactions that are fully collateralized in a manner that does not involve the prohibited issuance of a "senior security" within the meaning of Section 18(f) of the 1940 Act, shall not be regarded as borrowings for the purposes of athe Series' investment restriction.

Concentration. The SEC staff has defined concentration as investing 25% or more of an investment company's total assets in an industry or group of industries, with certain exceptions.

Diversification. Under the 1940 Act and the rules, regulations and interpretations thereunder, a "diversified company," as to 75% of its total assets, may not purchase securities of any issuer (other than obligations of, or guaranteed by, the U.S. Government or its agencies, or instrumentalities or securities of other investment companies) if, as a result, more than 5% of its total assets would be invested in the securities of such issuer, or more than 10% of the issuer's voting securities would be held by the investment company.

Lending. Under the 1940 Act, an investment company may only make loans if expressly permitted by its investment policies.

Senior Securities. Senior securities may include any obligation or instrument issued by an investment company evidencing indebtedness. The 1940 Act generally prohibits each the Series from issuing senior securities, although it provides allowances for certain borrowings and certain other investments, such as short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, when such investments are "covered" or with appropriate earmarking or segregation of assets to cover such obligations.

Underwriting. Under the 1940 Act, underwriting securities involves an investment company purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly. Under the 1940 Act, a diversified fund may not make any commitment as underwriter, if immediately thereafter the amount of its outstanding underwriting commitments, plus the value of its investments in securities of issuers (other than investment companies) of which it owns more than 10% of the outstanding voting securities, exceeds 25% of the value of its total assets. The foregoing restrictions do not apply to non-diversified funds.

Portfolio Turnover

An annual portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity of one year or less at the time of acquisition) for a year and dividing that amount by the monthly average of the market value of such securities during the year. Under normal market conditions, eachthe Series expects that its long-term average annual turnover rate will be less than 100%. However, turnover will in fact be determined by market conditions and opportunities, and therefore it is impossible to estimate the annual turnover rate with confidence. Higher portfolio turnover (e.g., over 100%) necessarily will cause the Series to pay correspondingly increased brokerage and trading costs. In addition to the transaction costs, higher portfolio turnover may result in the realization of capital gains. As discussed under Federal Tax Treatment of

Dividends and Distributions, to the extent net short-term gains are realized, any distributions resulting from such gains are considered ordinary income for federal income tax purposes.

Disclosure of Portfolio Holdings

The Fund's Board of Directors has approved a portfolio holdings disclosure policy that governs the timing and circumstances of disclosure to shareholders and third parties of information regarding the portfolio investments held by the Series.

Disclosure of the Series' complete portfolio holdings is required to be made quarterly within 60 days of the end of each fiscal quarter (currently, each January 31, April 30, July 31, and October 31), in the Annual Report and Semi-Annual Report to shareholders and in the quarterly holdings reports filed with the SEC on Form N-Q. ~~Each~~The Series' Annual and Semi-Annual Reports are distributed to shareholders and the most recent Reports are available on the Fund's website (see address below). The Series' holdings reports on Form N-Q are available, free of charge, on the EDGAR database on the SEC's website at www.sec.gov. In addition, ~~each~~the Series' month-end and quarter-end complete portfolio holdings are available on the Fund's website at www.manning-napier.com. This information is provided with a lag of at least eight days. The information provided will include the following for each security in the portfolio: security name, CUSIP or Sedol symbol, ticker (for equities only), country, number of shares or units held (for equities), par value (for bonds), and market value as of the date of the portfolio. For futures contracts, the information provided will include the underlying instrument, the notional value of the contracts, and the amount of unrealized appreciation or depreciation. Portfolio holdings information will be available on the website at least until it is superseded by a quarterly portfolio holdings report distributed to shareholders (with respect to Annual and Semi-Annual Reports) or filed with the SEC (with respect to a Form N-Q). This information is publicly available to all categories of persons.

The Fund provides portfolio holdings and information derived from the portfolio holdings to rating and ranking organizations such as Lipper and Morningstar, Inc. in connection with rating the Series and mutual fund database services such as Thomson Financial Research in connection with their collection of fund data for their subscribers. The Fund will only disclose such information as of the end of the most recent calendar month, and this information will be provided to these organizations no sooner than the next day after it is posted on the Fund's website, unless the conditions described below relating to the disclosure of "non-public" portfolio holdings information are satisfied. The Fund believes that these organizations have legitimate objectives in requesting such portfolio holdings information.

The Fund's policies and procedures provide that the Fund's Chief Compliance Officer (or her designee) ("CCO") may authorize disclosure of non-public portfolio holdings to rating and ranking organizations, mutual fund databases, consultants, and other organizations that will use the data for due diligence, rating, or ranking the Series, or similar uses at differing times and/or with different lag times than those described above. Prior to making any disclosure of non-public portfolio holdings to a third party, the CCO must determine that such disclosure serves a reasonable business purpose, is in the best interests of the Fund's shareholders and that conflicts between the interests of the Fund's shareholders and those of the Fund's Advisor, principal underwriter, or any affiliated person of the Fund are addressed.

The Fund's policies and procedures also permit the Fund to disclose certain commentary and analytical, statistical, performance or similar information relating to ~~a~~the Series of the Fund or its portfolio holdings if certain conditions are met. The information must be for legitimate business purposes and must be deemed to be non-material non-public information based on a good faith review of the particular facts and circumstances. Examples of such non-material non-public information may include, but are not limited to, the following types of information: allocation of ~~a~~the Series' portfolio securities and other investments among various asset classes, sectors, industries, market capitalizations, countries and regions; the characteristics of the stock components and other investments of ~~a~~the Series; the attribution of ~~a~~the Series' returns by asset class, sector, industry, market capitalization, country and region; certain volatility characteristics of ~~a~~the Series; certain valuation metrics of ~~a~~the Series (such as average price to earnings ratio and average earnings growth); and maturity and credit quality statistics for ~~a~~the Series' fixed income holdings.

The Fund requires any third party receiving non-public portfolio holdings or information which is derived from portfolio holdings that is deemed material (together, "portfolio holdings data") to enter into a confidentiality agreement with the Fund which provides, among other things, that non-public portfolio holdings data will be kept confidential and that the recipient has a duty not to trade on the portfolio holdings data and will use such information solely to analyze and rank ~~a~~the Series, or to perform due diligence and asset allocation, depending on the recipient of the information. The agreement will require that the recipient provide, upon request, evidence reasonably satisfactory to the Fund to demonstrate its adherence to the provisions of the agreement. ~~The Board of Directors will be informed of any such disclosures at its next regularly scheduled meeting or as soon as is reasonably practicable.~~

The Fund does not receive any compensation or other consideration for disclosure of portfolio holdings information.

In addition, the Fund's service providers, such as the Advisor, Custodian, Counsel (Morgan, Lewis & Bockius LLP ("MLB")), ~~PricewaterhouseCoopers LLP ("PwC")~~[auditor], Distributor, and BNY Mellon Investment Servicing (US) Inc. ("BNY Mellon"), all as defined herein, may possess or receive daily portfolio holdings information with no lag time in connection with their services to the Fund. In addition, ~~proxy voting service providers (see Appendix C)~~Broadridge Financial Solutions, Inc. may receive portfolio holdings information with no lag time, as necessary, in connection with ~~their~~the proxy voting support services it provides to the Fund (see Appendix C). Service providers will be subject to a duty of confidentiality with respect to any portfolio holdings information, whether imposed by the provisions of the service provider's contract with the Fund or by the nature of its relationship with the Fund.

The Board exercises ongoing oversight of the portfolio holdings disclosure policy by overseeing the implementation and enforcement of the Fund's policies and procedures by the CCO and by considering reports and recommendations by the CCO concerning any material compliance matters. The Board will be informed of any disclosures of non-public portfolio holdings data pursuant to a confidentiality agreement at its next regularly scheduled meeting or as soon as is reasonably practicable, and will periodically review agreements that the Fund has entered into to selectively disclose portfolio holdings data.

Management

The overall business and affairs of the Fund are managed by the Fund's Board of Directors. The Board approves all significant agreements between the Fund and persons or companies furnishing services to the Fund, including the Fund's agreements with its investment advisor, custodian and distributor. The day-to-day operations of the Fund are delegated to the Fund's officers and to the Advisor and other service providers.

The following chart shows certain information about the Fund's officers and directors, including their principal occupations during the last five years. Unless specific dates are provided, the individuals have held the listed positions for longer than five years. Manning & Napier Advisors, LLC is the successor entity to Manning & Napier Advisors, Inc. Accordingly, for purposes of the charts below, an individual's employment history at Manning & Napier Advisors, LLC includes his/her employment history at Manning & Napier Advisors, Inc., except as otherwise stated.

Interested Director and Officer	
Name:	Michele T. Mosca[*]
Address:	290 Woodcliff Drive Fairport, NY 14450
Age:	45
Current Position(s) Held with Fund:	Principal Executive Officer, President, Chairman & Director
Term of Office & Length of Time Served:	Indefinite – Chairman and Director since August 2016[1]
Principal Occupation(s) During Past 5 Years:	Managing Director, Funds Group (since 2009) - Manning & Napier Advisors, LLC; President, Director (since 2015) - Manning & Napier Investor Services, Inc.; Chief Executive Officer, President (since 2016) - Rainier Investment Management Mutual Funds, Inc.
	Holds the following title for various subsidiaires and affiliates: President, Director
Number of Portfolios Overseen within Fund Complex:	38
Other Directorships Held Outside Fund Complex During Past 5 Years:	Trustee - Rainier Investment Management Mutual Funds (since 2016)
Independent Directors	
Name:	Stephen B. Ashley
Address:	290 Woodcliff Drive Fairport, NY 14450
Age:	77
Current Position(s) Held with Fund:	Director, Audit Committee Member, Governance & Nominating Committee Member
Term of Office & Length of Time Served:	Indefinite – Since 1996
Principal Occupation(s) During Past 5 Years:	Chairman, Director & Chief Executive Officer (1997 to present) - The Ashley Group (property management and investment). Director (1995-2008) and Chairman (non-executive) (2004-2008) - Fannie Mae (mortgage)
Number of Portfolios Overseen within Fund Complex:	38
Other Directorships Held Outside Fund Complex	Fannie Mae (1995-2008)

During Past 5 Years:	The Ashley Group (1995-2008) Genesee Corporation (1987-2007)
Name:	Paul A. Brooke
Address:	290 Woodcliff Drive Fairport, NY 14450
Age:	72
Current Position(s) Held with Fund:	Lead Indpendent Director, Audit Committee Member, ~~Governance & Nominating Committee Member,~~ Governance & Nominating Committee Chairman
Term of Office & Length of Time Served:	Indefinite – Director, Audit Committee Member, Governance & Nominating Committee Member since 2007; Governance & Nominating Committee Chairman since 2016; Lead Independent Director since 2017~~Indefinite – Since 2007~~
Principal Occupation(s) During Past 5 Years:	Chairman & CEO (2005-2009) - Ithaka Acquistion Corporation (investments); Chairman (2007-2009) - Alsius Corporation (investments); Managing Member (1991-present) - PMSV Holdings LLC (investments); Managing Member (2010-2016) - Venbio (investments).
Number of Portfolios Overseen within Fund Complex:	38
Other Directorships Held Outside Fund Complex During Past 5 Years:	Incyte Corp. (biotech)(2000-present); ViroPharma, Inc. (speciality pharmaceuticals)(2000-2014); HLTH (WebMD)(information)(2000-2010); Cheyne Capital International (investment)(2000-present); GMP Companies (investment)(2000-2011); Cytos Biotechnology Ltd (biotechnology)(2012-2014); Cerus (biomedical)(2016-present); PureEarth(non-profit)(2012-present)
Name:	Peter L. Faber
Address:	290 Woodcliff Drive Fairport, NY 14450
Age:	79
Current Position(s) Held with Fund:	Director, Governance & Nominating Committee Member
Term of Office & Length of Time Served:	Indefinite – Since 1987
Principal Occupation(s) During Past 5 Years:	Senior Counsel (2006-2012), Partner (1995-2006 & 2013-present) - McDermott, Will & Emery LLP (law firm)
Number of Portfolios Overseen within Fund Complex:	38
Other Directorships Held Outside Fund Complex During Past 5 Years:	Boston Early Music Festival (non-profit)(2007-present); Amherst Early Music, Inc. (non-profit)(2009-present); Gotham Early Music Scene, Inc. (non-profit)(2009-present); Partnership for New York City, Inc. (non-profit)(1989-2010); New York Collegium (non-profit)(2004-2011)
Name:	Harris H. Rusitzky
Address:	290 Woodcliff Drive Fairport, NY 14450
Age:	82
Current Position(s) Held with Fund:	Director, Audit Committee Member, Governance & Nominating Committee Member
Term of Office & Length of Time Served:	Indefinite – Since 1985
Principal Occupation(s) During Past 5 Years:	President (1994- present) - The Greening Group (business consultants); Partner (2006-present) - The Restaurant Group (restaurants)

Number of Portfolios Overseen within Fund Complex:	38
Other Directorships Held Outside Fund Complex During Past 5 Years:	Rochester Institute of Technology (university)(1972-present); Culinary Institute of America (non-profit college)(1985-present); George Eastman House (museum)(1988-present); National Restaurant Association (restaurant trade organization)(1978-present)
Name:	Chester N. Watson
Address:	290 Woodcliff Drive Fairport, NY 14450
Age:	67
Current Position(s) Held with Fund:	Director, Audit Committee Chairman, Governance & Nominating Committee Member
Term of Office & Length of Time Served:	Indefinite – Since 2012
Principal Occupation(s) During Past 5 Years:	General Auditor (2003-2011) - General Motors Company (auto manufacturer)
Number of Portfolios Overseen within Fund Complex:	38
Other Directorships Held Outside Fund Complex During Past 5 Years:	Rochester Institute of Technology (university)(2005-present); Town of Greenburgh, NY Planning Board (municipal government) (2015-present)
Officers:	
Name:	Jeffrey S. Coons, Ph.D., CFA
Address:	290 Woodcliff Drive Fairport, NY 14450
Age:	54
Current Position(s) Held with Fund:	Vice President
Term of Office[1] & Length of Time Served:	Since 2004
Principal Occupation(s) During Past 5 Years:	President since 2010, Co-Director of Research (2002 – 2015) -Manning & Napier Advisors, LLC
	Holds one or more of the following titles for various subsidiaries and affiliates: President, Director, Treasurer, or Senior Trust Officer
Name:	Elizabeth Craig
Address:	290 Woodcliff Drive Fairport, NY 14450
Age:	30
Current Position(s) Held with Fund:	Corporate Secretary
Term of Office[1] & Length of Time Served:	Since 2016
Principal Occupation(s) During Past 5 Years:	Fund Administration Manager since 2015; Mutual Fund Compliance Specialist (2009-2015) - Manning & Napier Advisors, LLC; Assistant Corporate Secretary (2011-2016) - Manning & Napier Fund, Inc.
Name:	Christine Glavin
Address:	290 Woodcliff Drive Fairport, NY 14450
Age:	51
Current Position(s) Held with Fund:	Principal Financial Officer, Chief Financial Officer
Term of Office[1] & Length of Time Served:	Principal Financial Officer since 2002; Chief Financial Officer since

29

	2001
Principal Occupation(s) During Past 5 Years:	Director of Fund Reporting since 2011; Fund Reporting Manager (1997-2011) - Manning & Napier Advisors, LLC; Assistant Treasurer since 2008 - Exeter Trust Company; Chief Financial Officer since 2017- Rainier Investment Management Mutual Funds, Inc.
Name:	Jodi L. Hedberg
Address:	290 Woodcliff Drive Fairport, NY 14450
Age:	50
Current Position(s) Held with Fund:	Chief Compliance Officer, Anti-Money Laundering Compliance Officer
Term of Office[1] & Length of Time Served:	Chief Compliance Officer since 2004; Anti-Money Laundering Officer since 2002; Corporate Secretary (1997-2016)- Manning & Napier Fund, Inc.; Chief Compliance Officer and Anti-Money Laundering Officer since 2017 – Rainier Investment Management Mutual Funds, Inc.
Principal Occupation(s) During Past 5 Years:	Director of Compliance since 2005; Compliance Manager (1995-2005) – Manning & Napier Advisors, LLC and affiliates; Corporate Secretary – Manning & Napier Investor Services, Inc. since 2006
Name:	Scott Morabito
Address:	290 Woodcliff Drive Fairport, NY 14450
Age:	29
Current Position(s) Held with Fund:	Assistant Vice President
Term of Office[1] & Length of Time Served:	Since 2017
Principal Occupation(s) During Past 5 Years:	Director of Funds Group since 2017; Fund Product and Strategy Manager (2014-2017); Senior Product and Strategy Analyst (2013-2014); Product and Strategy Analyst (2011-2013) - Manning & Napier Advisors, LLC.
Name:	Amy Williams
Address:	290 Woodcliff Drive Fairport, NY 14450
Age:	56
Current Position(s) Held with Fund:	Assistant Corporate Secretary
Term of Office[1] & Length of Time Served:	Since 2016
Principal Occupation(s) During Past 5 Years:	Director of Fund Documentation - Manning & Napier Advisors, LLC and affiliates since 2009
	Holds one or more of the following titles for various affiliates: Director
Name:	Richard Yates
Address:	290 Woodcliff Drive Fairport, NY 14450
Age:	52
Current Position(s) Held with Fund:	Chief Legal Officer
Term of Office[1] & Length of Time Served:	Chief Legal Officer since 2004
Principal Occupation(s) During Past 5 Years:	Counsel - Manning & Napier Advisors, LLC and affiliates since 2000;

	Chief Legal Officer since 2016 - Rainier Investment Management, LLC; Chief Legal Officer since 2016 - Rainier Investment Management Mutual Funds, Inc.	
	Holds one or more of the following titles for various affiliates: Director, Corporate Secretary, Chief Legal Officer	

* Interested Director, within the meaning of the 1940 Act by reason of her positions with the Fund's Advisor, Manning & Napier Advisors, LLC, and Distributor, Manning & Napier Investor Services, Inc.

~~Interested Director, within the meaning of the 1940 Act by reason of his position with the Fund's investment advisor. Ms. Mosca serves as Managing Director, Funds Group for Manning & Napier Advisors, LLC~~

[1] The term of office of all officers shall be one year and until their respective successors are chosen and qualified, or his or her earlier resignation or removal as provided in the Fund's By-Laws.

Equity Ownership of Directors as of 12/31/17~~6~~

Name of Directors	Dollar Range~~r~~ of Equity Securities in the Series covered by this SAI	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies
Stephen B. Ashley	~~Pro-Blend Extended Term Series – Over $100,000~~[None]	[Over $100,000]
Paul A. Brooke	None	[None]
Peter L. Faber	~~Pro-Blend Conservative Term Series – Over $100,000~~[None]	[Over $100,000]
	~~Pro-Blend Extended Term Series – Over $100,000~~[None]	
Harris H. Rusitzky	None	[Over $100,000]
Chester N. Watson	None	[None]
Interested Director		
Michele T. Mosca	~~Disciplined Value Series – Between $50,001 and $100,000~~[None]	[Between $50,001 and $100,000]

None of the Independent Directors have any beneficial ownership interest in the Fund's Advisor, Manning & Napier Advisors, LLC or its Distributor, Manning & Napier Investor Services, Inc.

Board Responsibilities. The management and affairs of the Fund and the Series are supervised by the Directors under the laws of the State of Maryland. The Board of Directors is responsible for overseeing the Series and each of the Fund's additional other series, which include Series not described in this SAI. The Board has approved contracts, as described herein, under which certain companies provide essential management services to the Fund.

As with most mutual funds, the day-to-day business of the Fund, including the management of risk, is performed by third party service providers, such as the Advisor and Distributor. The Directors are responsible for overseeing the Fund's service providers and, thus, have oversight responsibility with respect to risk management performed by those service providers. Each service provider is responsible for one or more discrete aspects of the Fund's business (e.g., the Advisor is responsible for the day-to-day management of the Fund's portfolio investments) and, consequently, for managing the risks associated with that business.

The Directors' role in risk oversight begins before the inception of a Series, at which time the Advisor presents the Board with information concerning the investment objectives, strategies and risks of the Series as well as proposed investment limitations for the Series. Additionally, the Advisor provides the Board with an overview of, among other things, its investment philosophy, brokerage practices and compliance infrastructure. Thereafter, the Board continues its oversight function with respect to the Fund by monitoring risks identified during regular and special reports made to the Board, as well as regular and special reports made to the Audit Committee. In addition to monitoring such risks, the Board and the Audit Committee oversee efforts by management and service providers to manage risks to which the Fund may be exposed.

The Board is responsible for overseeing the nature, extent and quality of the services provided to the Fund by the Advisor and receives information about those services at its regular meetings. In addition, on an annual basis, in connection with its consideration of whether to renew the Advisory Agreement with the Advisor, the Board meets with the Advisor to review such services. Among other things, the Board regularly considers the Advisor's adherence to the Series' investment restrictions and compliance with various Fund policies and procedures and with applicable securities regulations. The Board also reviews information about the Series' investments, including, for example, portfolio holdings schedules and reports on the Advisor's use of derivatives and illiquid securities in managing the Series.

The Board meets regularly with the Fund's CCO to review and discuss compliance issues and Fund and Advisor risk assessments. At least annually, the Fund's CCO provides the Board with an assessment of the Fund's Compliance Program reviewing the adequacy and effectiveness of the Fund's policies and procedures and those of its service providers, including the Advisor. The assessment addresses the operation of the policies and procedures of the Fund and each service provider since the date of the last report; any material changes to the policies and procedures since the date of the last report; any recommendations for material changes to the policies and procedures; and any material compliance matters since the date of the last report.

The Board directly, or through one or more of its Committees, receives reports from the Fund's service providers that assist the Board in identifying and understanding operational risks and risks related to the valuation and liquidity of portfolio securities. The Fund's Fair Value Committee makes regular reports to the Board concerning investments for which market quotations are not readily available. Annually, the independent registered public accounting firm reviews with the Audit Committee its audit of the Fund's financial statements, focusing on major areas of risk encountered by the Fund and noting any significant deficiencies or material weaknesses in the Fund's internal controls. Additionally, in connection with its oversight function, the Board (through its Audit Committee) oversees Fund management's implementation of disclosure controls and procedures, which are designed to ensure that information required to be disclosed by the Fund in its periodic reports with the SEC is recorded, processed, summarized, and reported within the required time periods, and the Fund's internal controls over financial reporting, which comprise policies and procedures designed to provide reasonable assurance regarding the reliability of the Fund's financial reporting and the preparation of the Fund's financial statements.

From their review of these reports and discussions with the Advisor, the CCO, the independent registered public accounting firm and other service providers, the Board and the Audit Committee learn in detail about the material risks of the Fund and the Series, thereby facilitating a dialogue about how management and service providers identify and mitigate those risks.

The Chair of the Board, Michele T. Mosca, is an interested person of the Fund as that term is defined in the 1940 Act. Paul A. Brooke serves as the Lead Independent Director. In his role as Lead Independent Director, Mr. Brooke, among other things: (i) presides over Board meetings in the absence of the Chair of the Board; (ii) presides over executive sessions of the Independent Directors; (iii) along with the Chair of the Board, oversees the development of agendas for Board meetings; (iv) facilitates communication between the Independent Directors and Fund management, and among the Independent Directors; (v) serves as a key point person for dealings between the Independent Directors and Fund management; and (vi) has such other responsibilities as the Board or Independent Directors determine from time to time.

The Fund has determined its leadership structure is appropriate given the specific characteristics and circumstances of the Fund. The Fund made this determination in consideration of, among other things, the fact that the Directors who are not interested persons of the Fund (i.e., "Independent Directors") constitute a super-majority (at least 75%) of the Board, the fact that the members of each Committee of the Board are Independent Directors, the amount of assets under management in the Fund, the number of Series (and classes of shares) overseen by the Board, and the total number of Directors on the Board. The Board also believes that its leadership structure facilitates the orderly and efficient flow of information to the Independent Directors from Fund management.

~~The Chair of the Board, Michele T. Mosca, is an interested person of the Fund as that term is defined in the 1940 Act. The Fund does not have a single lead Independent Director. The Fund has determined its leadership structure is appropriate given the specific characteristics and circumstances of the Fund. The Fund made this determination in consideration of, among other things, the fact that the Directors who are not interested persons of the Fund (i.e., "Independent Directors") constitute a super-majority (at least 75%) of the Board, the fact that the members of each Committee of the Board are Independent Directors, the amount of assets under management in the Fund, the number of Series (and classes of shares) overseen by the Board, and the total number of Directors on the Board.~~

Individual Director Qualifications

The Fund has concluded that each of the Directors should serve on the Board because of their ability to review and understand information about the Series provided to them by management, to identify and request other information they may deem relevant to the performance of their duties, to question management and other service providers regarding material factors bearing on the management and administration of the Series, and to exercise their business judgment in a manner that serves the best interests of the Fund's shareholders. The Fund has concluded that each of the Directors should serve as a Director based on their own experience, qualifications, attributes and skills as described below.

The Fund has concluded that Michele T. Mosca should serve as Director because of her knowledge of and experience in the financial services industry generally, and the specific experience she has gained with respect to the operation and distribution of the Fund from serving in various executive and management positions with the Advisor and the Distributor since 2000. Ms. Mosca has over 20 years of experience in business management, distribution strategy and oversight, platform management, product development and strategic planning. The Fund has also concluded that Ms. Mosca should serve as Director because of the experience she has gained from serving as CEO, President and Trustee of the Rainier Investment Management Mutual Funds.

The Fund has concluded that Stephen B. Ashley should serve as Director because of the experience he has gained in his various roles with the Ashley Group, a property management company, his experience as Chairman and Director of a publicly traded company, his knowledge of and experience in the financial services industry, and the experience he has gained serving as Director of the Fund since 1996.

The Fund has concluded that Paul A. Brooke should serve as Director because of the business experience he has gained in a variety of roles with different financial and health care related businesses. Mr. Brooke has served as Chairman and CEO of Ithaka Acquisition Corp., and following its merger with a medical device company, the Alsius Corporation, Mr. Brooke served as Chairman. As a Partner of Morgan Stanley, Mr. Brooke was responsible for global research and health care strategy. Mr. Brooke was also responsible for health care investments at Tiger Management, LLC and serves as the Managing Member for a private investment firm, PMSV Holdings, LLC. In addition, Mr. Brooke was a Founder and Managing Partner of VenBio, an investment firm focused on biotechnology. The Fund has also concluded that Mr. Brooke should serve as a Director because of his knowledge of the financial services industry, and the experience he has gained serving as Director of the Fund since 2007.

The Fund has concluded that Peter L. Faber should serve as Director because of the experience he gained serving as a Partner and Senior Counsel in the tax practice of a large, international law firm, McDermott, Will & Emery LLP, his experience in and knowledge of the financial services industry, and the experience he has gained serving as Director of the Fund since 1987.

The Fund has concluded that Harris H. Rusitzky should serve as Director because of the business experience he gained as founding President of the Rochester Funds, as President of a consulting company, The Greening Group, as a Partner of The Restaurant Group, his knowledge of the financial services industry, and the experience he has gained serving as Director of the Fund since 1985.

The Fund has concluded that Chester N. Watson should serve as Director because of the business experience he has gained as the Chief Audit Executive of General Motors Company, Lucent Technologies, and Verizon Communications (formerly Bell Atlantic Corporation) and as an Audit Partner in two major accounting firms, as well as his experience as a member of the Board of Trustees of Rochester Institute of Technology, where he serves as Chairman of the Finance Committee and Member of the Audit Committee. The Fund has also concluded that Mr. Watson should serve as a Director because of his knowledge of the financial services industry, and the experience he has gained serving as Director of the Fund since 2012.

In its periodic assessment of the effectiveness of the Board, the Board considers the complementary individual skills and experience of the individual Directors primarily in the broader context of the Board's overall composition so that the Board, as a body, possesses the appropriate (and appropriately diverse) skills and experience to oversee the business of the Fund. Moreover, references to the qualifications, attributes and skills of Directors are pursuant to requirements of the SEC, do not constitute holding out of the Board or any Director as having any special expertise or experience, and shall not be deemed to impose any greater responsibility or liability on any such person or on the Board by reason thereof.

Board Committees

There are two Committees of the Fund's Board of Directors: the Audit Committee and the Governance and Nominating Committee.

The Audit Committee is comprised of the following Independent Directors: Stephen B. Ashley, Paul A. Brooke, Harris H. Rusitzky and Chester N. Watson (Chairman). The Audit Committee meets twice annually, and, if necessary, more frequently. [The Audit Committee met twice during the last fiscal year.] The Audit Committee reviews the financial reporting process, the system of internal control, the audit process, and the Fund's process for monitoring compliance with investment restrictions and applicable laws and regulations. All of the members of the Audit Committee have been determined by the Board to be audit committee financial experts, as defined by the SEC. The designation of a person as an audit committee financial expert does not impose on such person any duties, obligations, or liability that are greater than the duties, obligations, and liability imposed on such person as a member of the Audit Committee and Board in the absence of such designation.

The Governance and Nominating Committee is comprised of the following Independent Directors: Stephen B. Ashley, Paul A. Brooke (Chairman), Peter L. Faber, Harris H. Rusitzky and Chester N. Watson. The Governance and Nominating Committee meets on an annual basis, and, if necessary, more frequently. [The Governance and Nominating Committee met twice during the last fiscal year.] The Governance and Nominating Committee evaluates candidates' qualifications for Board membership and the independence of such candidates from the Advisor and other principal service providers for the Fund; makes recommendations to the full Board for nomination for membership on any committees of the Board; reviews as necessary the responsibilities of any committees of the Board and whether there is a continuing need for each committee; evaluates whether there is a need for additional committees of the Board; evaluates whether committees should be combined or reorganized; and reviews the performance of all Board members. The Governance and Nominating Committee's procedures for the consideration of candidates for Board membership submitted by shareholders are attached as Appendix B.

The Interested Director and the officers of the Fund do not receive compensation from the Fund, except that a portion of the Fund's CCO's salary is paid by the Fund. Each Independent Director receives an annual fee of $70,000. Annual fees will be calculated quarterly. Each Independent Director receives $10,000 per Board meeting attended. In addition, the Independent Directors who are members of the Audit Committee receive $3,000 per Committee meeting attended, and the Independent Directors who are members of the Governance and Nominating Committee receive $2,000 per Committee meeting attended. Mr. Watson receives an additional fee of $2,500 per Audit Committee meeting for serving as Audit Committee Chairman and Mr. Brooke receives an additional fee of $1,500 per Governance and Nominating Committee meeting for serving as Governance and Nominating Committee Chairman.

Compensation Table for Fiscal Year Ended October 31, 20172016

Name	Position with Registrant	Aggregate Compensation from Fund	Pension	Estimated Benefits upon Retirement	Total Compensation from Fund and Fund Complex*
Jodi Hedberg	CCO	$ [__]			$ [__]
Harris H. Rusitzky..	Director	$ [__]			$ [__]
Peter L. Faber...	Director	$ [__]			$ [__]
Stephen B. Ashley..	Director	$ [__]			$ [__]
Paul A. Brooke..	Director	$ [__]			$ [__]
Chester N. Watson	Director, Audit Committee Chair	$ [__]			$ [__]

---

*   As of October 31, 20172016, the Fund Complex consisted of [38]39 Series.

As of [date]January 31, 2017, the directors and officers of the Fund, as a group, owned less than 1% of the Fund.

Code of Ethics

The Board of Directors of the Fund, the Advisor, and the Fund's principal underwriter have adopted a Code of Ethics pursuant to Rule 17j-1 under the 1940 Act. This Code of Ethics applies to the personal investing activities of directors, officers and certain employees ("access persons"). Rule 17j-1 and the Code are designed to prevent unlawful practices in connection with the purchase or sale of securities by access persons. Under this Code of Ethics, access persons are permitted to engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain access persons are required to obtain approval before investing in initial public offerings or private placements. A copy of this Code of Ethics is on file with the SEC, and is available to the public.

Proxy Voting Policy

The Board of Directors has delegated proxy voting responsibilities with respect to securities held by the Series to the Advisor, subject to the Board's general oversight. The Advisor has adopted its own proxy voting policies and procedures for this purpose (the "Procedures"), which are attached to this SAI as Appendix C. The Procedures may be changed as necessary to remain current with regulatory requirements and internal policies and procedures.

The Fund is required to disclose annually the Fund's complete proxy voting record on Form N-PX. The Fund's proxy voting record for the most recent 12 month period ended June 30th is available upon request by calling 1-800-466-3863 or by writing to the Fund at Manning & Napier Fund, Inc., P.O. Box 805, Fairport, NY 14450. The Fund's Form N-PX is also available on the SEC's website at www.sec.gov.

Principal Owners and Control PersonsBeneficial Owners

As of January 31, 2017[date], the following persons were the only persons who were record owners (or to the knowledge of the Fund, beneficial owners) of 5% and 25% or more of the shares of the Series a Series or a class of a Series, as applicable. Persons who owned of record or beneficially own more than 25% of a Series' outstanding shares may be deemed to control the Series within the meaning of the 1940 Act. Shareholders controlling a Series may have a significant impact on any shareholder vote of the Series. The Fund believes that most of the shares held of record referred to below were held by the below persons in accounts for their fiduciary, agency, or custodial customers. As of the date of this SAI, the Class K and Class R6 shares of the Series were not active. Therefore, there are no principal owners or control persons to report.

[To be updated for 485(b) filing]

Pro-Blend Conservative Term Series — Class R2 Shares
Record Owners

Name and Address	Percentage of Class
PERSHING LLC 1 PERSHING PLAZA JERSEY CITY, NJ 07399-0002	45.88%

Pro-Blend Conservative Term Series — Class S Shares
Record Owners

Name and Address	Percentage of Class
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT BENEFIT OF OUR CUSTOMER 101 MONTGOMERY STREET SAN FRANCISCO, CA 94104-4122	48.57%

Pro-Blend Conservative Term Series — Class I Shares
Record Owners

Name and Address	Percentage of Class
TAYNIK & CO 1200 CROWN COLONY DR QUINCY, MA 02169-0938	28.45%
MANNING & NAPIER FUND TARGET INCOME SERIES MANNING & NAPIER FUND INC ATTN AMY WILLIAMS 290 WOODCLIFF DRIVE FAIRPORT, NY 14450	27.13%
TIAA-CREF TRUST CO. CUST/TTEE FBO: RETIREMENT PLANS FOR WHICH TIAA ACTS AS RECORDKEEPER ATTN: TRUST OPERATIONS 211 NORTH BROADWAY, SUITE 1000 ST. LOUIS, MO 63102-2733	9.77%
PERSHING LLC 1 PERSHING PLAZA JERSEY CITY, NJ 07399-0002	5.30%

Pro-Blend Conservative Term Series — Class R Shares
Record Owners

Name and Address	Percentage of Class
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY ONE ORANGE WAY WINDSOR, CT 06095	40.52%
NFS LLC FEBO RELIANCE TRUST CO TTEE/CUST FOR TRS FBO VARIOUS RET PLANS 1150 S OLIVE ST STE 2700 LOS ANGELES, CA 90015-2211	12.09%
GREAT-WEST TRUST COMPANY LLC TTEE F EMPLOYEE BENEFITS CLIENTS 401K 8515 E ORCHARD ROAD, 2T2 GREENWOOD VILLAGE, CO 80111	11.42%

Name and Address	Percentage of Class
RONALD MORRIS & JENNFER MORRIS TTEE PROVIDENCE REAL ESTATE CONSULTING LLC CASH BALANCE PLAN 4440 TUCK ROAD LOGANVILLE, GA 30052-3268	6.18%
MASSACHUSETTS MUTUAL LIFE INS CO C/O DONNA WATSON 1295 STATE STREET, MIP C105 SPRINGFIELD, MA 01111	5.82%

Pro-Blend Moderate Term Series — Class R2 Shares
Record Owners

Name and Address	Percentage of Class
PERSHING LLC 1 PERSHING PLAZA JERSEY CITY, NJ 07399-0002	33.87%

Pro-Blend Moderate Term Series — Class S Shares
Record Owners

Name and Address	Percentage of Class
PIMS/PRUDENTIAL RETIREMENT AS NOMINEE FOR THE TTEE/CUST PL 766 I.U.O.E. LOCAL 14 14B 141 57 NORTHERN BLVD FLUSHING, NY 11354	21.61%
NATIONWIDE TRUST COMPANY FSB C/O IPO PORTFOLIO ACCOUNTING P.O. BOX 182029 COLUMBUS, OH 43218-2029	10.63%
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT BENEFIT OF OUR CUSTOMER 101 MONTGOMERY STREET SAN FRANCISCO, CA 94104-4122	9.02%
TAYNIK & CO 1200 CROWN COLONY DR QUINCY, MA 02169-0938	5.69%

Pro-Blend Moderate Term Series — Class I Shares
Record Owners

Name and Address	Percentage of Class
MANNING & NAPIER FUND TARGET 2020 SERIES MANNING & NAPIER FUND INC ATTN AMY WILLIAMS 290 WOODCLIFF DRIVE FAIRPORT, NY 14450	38.29%
TAYNIK & CO 1200 CROWN COLONY DR QUINCY, MA 02169-0938	16.41%

Name and Address	Percentage of Class
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT BENEFIT OF OUR CUSTOMER 101 MONTGOMERY STREET SAN FRANCISCO, CA 94104-4122	8.35%

Pro-Blend Moderate Term Series — Class R Shares
Record Owners

Name and Address	Percentage of Class
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY ONE ORANGE WAY WINDSOR, CT 06095	51.08%
MASSACHUSETTS MUTUAL LIFE INS CO C/O DONNA WATSON 1295 STATE ST MIP C105 SPRINGFIELD, MA 01111	9.60%
GREAT WEST TRUST COMPANY LLC TTEE F EMPLOYEE BENEFITS CLIENTS 401K 8515 E ORCHARD ROAD, 2T2 GREENWOOD VILLAGE, CO 80111	8.55%
NFS LLC FEBO RELIANCE TRUST CO TTEE/CUST FOR TRS FBO VARIOUS RET PLANS 1150 S OLIVE STREET, SUITE 2700 LOS ANGELES, CA 90015-2211	7.07%
TAYNIK & CO 1200 CROWN COLONY DR QUINCY, MA 02169-0938	6.61%
GENE GUTMAN & LOREN GUTMAN TTEES GENE GUTMAN DMD & ASSOC PC PROFIT SHARING TRUST FBO GENE GUTMAN HUNTINGDON VALLEY, PA 19006-2706	6.40%

Pro-Blend Extended Term Series — Class R2 Shares
Record Owners

Name and Address	Percentage of Class
PERSHING LLC 1 PERSHING PLAZA JERSEY CITY, NJ 07399-0002	39.70%

Pro-Blend Extended Term Series — Class S Shares
Record Owners

Name and Address	Percentage of Class
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT BENEFIT OF OUR CUSTOMER 101 MONTGOMERY STREET SAN FRANCISCO, CA 94104-4122	11.38%

DB1/ 94527216.1

Name and Address	Percentage of Class
NATIONWIDE TRUST COMPANY FSB C/O IPO PORTFOLIO ACCOUNTING P.O. BOX 182029 COLUMBUS, OH 43218-2029	7.83%

Pro-Blend Extended Term Series — Class I Shares
Record Owners

Name and Address	Percentage of Class
MANNING & NAPIER FUND TARGET 2030 SERIES MANNING & NAPIER FUND INC ATTN AMY WILLIAMS 290 WOODCLIFF DRIVE FAIRPORT, NY 14450	31.69%
MANNING & NAPIER FUND TARGET 2040 SERIES MANNING & NAPIER FUND INC ATTN AMY WILLIAMS 290 WOODCLIFF DRIVE FAIRPORT, NY 14450	8.58%
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT BENEFIT OF OUR CUSTOMER 101 MONTGOMERY STREET SAN FRANCISCO, CA 94104-4122	7.69%
TAYNIK & CO 1200 CROWN COLONY DR QUINCY, MA 02169-0938	6.84%
MANNING & NAPIER FUND TARGET 2020 SERIES MANNING & NAPIER FUND INC ATTN AMY WILLIAMS 290 WOODCLIFF DR FAIRPORT, NY 14450	5.33%

Pro-Blend Extended Term Series — Class R Shares
Record Owners

Name and Address	Percentage of Class
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY ONE ORANGE WAY WINDSOR, CT 06095	39.84%
GREAT-WEST TRUST COMPANY LLC TTEE F EMPLOYEE BENEFITS CLIENTS 401K 8515 E ORCHARD ROAD, 2T2 GREENWOOD VILLAGE, CO 80111	18.87%
NFS LLC FEBO RELIANCE TRUST CO TTEE/CUST FOR TRS FBO VARIOUS RET PLANS 1150 S OLIVE STREET, SUITE 2700 LOS ANGELES, CA 90015-2211	9.58%
MASSACHUSETTS MUTUAL LIFE INS CO C/O DONNA WATSON 1295 STATE STREET, MIP C105 SPRINGFIELD, MA 01111	8.85%
FIFTH THIRD BANK TTEE VARIOUS FASCORE LLC RECORDKEPT PLAN	6.89%

Name and Address	Percentage of Class
C/O FASCORE LLC 8515 E ORCHARD RD 2T2 GREENWOOD VILLAGE, CO 80111	
TAYNIK & CO 1200 CROWN COLONY DR QUINCY, MA 02169-0938	6.41%

Pro-Blend Maximum Term Series — Class R2 Shares
Record Owners

Name and Address	Percentage of Class
PERSHING LLC 1 PERSHING PLAZA JERSEY CITY, NJ 07399-0002	47.50%

Pro-Blend Maximum Term Series — Class S Shares
Record Owners

Name and Address	Percentage of Class
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT BENEFIT OF OUR CUSTOMER 101 MONTGOMERY STREET SAN FRANCISCO, CA 94104-4122	11.94%
NATIONWIDE TRUST COMPANY FSB C/O IPO PORTFOLIO ACCOUNTING P.O. BOX 182029 COLUMBUS, OH 43218-2029	11.64%
NFS LLC FEBO FIIOC AS AGENT FOR QUALIFIED EMPLOYEE BENEFIT PLANS (401K) FINOPS IC FUNDS 100 MAGELLAN WAY, KW1C COVINGTON, KY 41015	5.35%

Pro-Blend Maximum Term Series — Class I Shares
Record Owners

Name and Address	Percentage of Class
MANNING & NAPIER FUND TARGET 2040 SERIES MANNING & NAPIER FUND INC ATTN AMY WILLIAMS 290 WOODCLIFF DRIVE FAIRPORT, NY 14450	20.95%
MANNING & NAPIER FUND TARGET 2050 SERIES MANNING & NAPIER FUND INC ATTN AMY WILLIAMS 290 WOODCLIFF DRIVE FAIRPORT, NY 14450	11.45%
MANNING & NAPIER FUND TARGET 2030 SERIES MANNING & NAPIER FUND INC ATTN AMY WILLIAMS 290 WOODCLIFF DRIVE FAIRPORT, NY 14450	7.39%
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT BENEFIT OF OUR CUSTOMER	7.27%

Name and Address	Percentage of Class
101 MONTGOMERY STREET SAN FRANCISCO, CA 94104-4122	
NFS LLC FEBO FIIOC AS AGENT FOR QUALIFIED EMPLOYEE BENEFIT PLANS (401K) FINOPS-IC FUNDS 100 MAGELLAN WAY #KW1C COVINGTON, KY 41015	6.78%

Pro-Blend Maximum Term Series — Class R Shares
Record Owners

Name and Address	Percentage of Class
VOYA RETREMENT INSURANCE AND ANNUITY COMPANY ONE ORANGE WAY WINDSOR, CT 06095	39.43%
GREAT-WEST TRUST COMPANY LLC TTEE F EMPLOYEE BENEFITS CLIENTS 401K 8515 E ORCHARD ROAD, 2T2 GREENWOOD VILLAGE, CO 80111	23.48%
NFS LLC FEBO FOR TRS FBO VARIOUS RET PLANS 1150 S OLIVE ST STE 2700 LOS ANGELES, CA 90015-2211	10.20%
MASSACHUSETTS MUTUAL LIFE INS CO C/O DONNA WATSON 1295 STATE STREET, MIP C105 SPRINGFIELD, MA 01111	7.25%
TAYNIK & CO 1200 CROWN COLONY DR QUINCY, MA 02169-0938	6.71%

Equity Series — Class S Shares
Record Owners

Name and Address	Percentage of Series
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT BENEFIT OF OUR CUSTOMER 101 MONTGOMERY STREET SAN FRANCISCO, CA 94104-4122	33.18%
NFS LLC FEBO STATE STREET BANK TRUST CO TTEE VARIOUS RETIREMENT PLANS 440 MAMARONECK AVE HARRISON, NY 10528-2418	6.30%
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY ONE ORANGE WAY WINDSOR, CT 06095	5.06%

Overseas Series — Class I Shares
Record Owners

40

Name and Address	Percentage of Series
[NFS LLC FEBO THE NORTHERN TRUST COMPANY PO BOX 92956 CHICAGO, IL 60675]	[8.98]%
[THE NORTHERN TRUST COMPANY AS TRUSTEE FBO FREESCALE DV P.O BOX 92994 CHICAGO, IL 60675-2994]	[7.15]%
[NOVANT HEALTH INC C/O WAYNE MORGAN 2085 FRONTIS PLAZA BLVD WINSTON SALEM, NC 27103-5614]	[6.76]%
[NEVADA SYSTEM OF HIGHER EDUCATION 2601 ENTERPRISE RD RENO, NV 89512-1666]	[6.06]%

Name and Address	Percentage of Series
[MICHIGAN EDUCATION SPECIAL SERVICES ASSOCIATION ATTN JEFF KINDINGER PO BOX 2560 EAST LANSING, MI 48826-2560]	[5.36]%
[NORTHERN TRUST FBO METRO ATLANTA RAPID TRANSIT AUTHORITY A/C 2697228 P.O.BOX 92956 CHICAGO, IL 60675]	[5.07]%

Target Income Series — Class I Shares
Record Owners

Name and Address	Percentage of Class
TAYNIK & CO 1200 CROWN COLONY DR QUINCY MA, 02169-0938	56.38%
T ROWE PRICE RETIREMENT PLAN SERVICES INC FBO RETIREMENT PLAN CLIENTS 4515 PAINTERS MILL ROAD OWINGS MILLS, MD 21117-4903	15.20%
WELLS FARGO BANK FBO VARIOUS RETIREMENT PLANS 1525 WEST WT HARRIS BLVD CHARLOTTE, NC 28288-1076	10.85%
MERRILL LYNCH PIERCE FENNER & SMITH INC 4800 DEAR LAKE DRIVE EAST JACKSONVILLE, FL 32246	7.11%
JOHN HANCOCK TRUST COMPANY LLC 690 CANTON ST SUITE 100 WESTWOOD, MA 02090	5.32%

Target Income Series — Class K Shares
Record Owners

41

Name and Address	Percentage of Class
TAYNIK & CO 1200 CROWN COLONY DR QUINCY, MA 02169-0938	84.86%
PIMS/PRUDENTIAL RETIREMENT AS NOMINEE FOR THE TTEE/CUST PL 764 IBEW LOCAL 351 SURETY 830 BEAR TAVERN RD PO BOX 1028 WEST TRENTON, NJ 08628	5.64%

Target Income Series — Class R Shares
Record Owners

Name and Address	Percentage of Class
DCGT AS TTEE AND/OR CUST FBO PLIC VARIOUS RETIREMENT PLANS OMNIBUS ATTN NPIO TRADE DESK 711 HIGH STREET DES MOINES, IA 50392	32.35%
NFS LLC FEBO STATE STREET BANK TRUST CO TTEE VARIOUS RETIREMENT PLANS 440 MAMARONECK AVE HARRISON, NY 10528-2418	24.62%
NFS LLC FEBO HALL CONTRACTING CORPORATION ESO 6415 LAKEVIEW RD CHARLOTTE, NC 28269	17.84%
RELIANCE TRUST COMPANY FBO RETIREMENT PLANS SERVICED BY METLIF C/O FASCORE LLC 8515 E ORCHARD RD 2T2 GREENWOOD VILLAGE, CO 80111	12.73%

Target 2015 Series — Class I Shares
Record Owners

Name and Address	Percentage of Class
WELLS FARGO BANK FBO VARIOUS RETIREMENT PLANS 1525 WEST WT HARRIS BLVD CHARLOTTE, NC 28288-1076	65.42%
NFS LLC FEBO FIIOC AS AGENT FOR QUALIFIED EMPLOYEE BENEFIT PLANS (401K) FINOPS-IC FUNDS 100 MAGELLAN WAY # KW1C COVINGTON, KY 41015	7.49%
ROWE PRICE RETIREMENT PLAN SERVICES INC FBO RETIREMENT PLAN CLIENTS 4515 PAINTERS MILL ROAD OWINGS MILLS, MD 21117-4903	6.97%
MERRILL LYNCH PIERCE FENNER & SMITH INC 4800 DEAR LAKE DRIVE EAST JACKSONVILLE, FL 32246	6.87%
NATIONWIDE TRUST COMPANY, FSB C/O IPO PORTFOLIO ACCOUNTING P.O. BOX 182029	5.73%

Name and Address	Percentage of Class
COLUMBUS, OH 43218-2029	

Target 2015 Series — Class K Shares
Record Owners

Name and Address	Percentage of Class
NFS LLC FEBO TRANSAMERICA LIFE INS COMPANY 1150 S OLIVE ST LOS ANGELES, CA 90015-2211	42.11%
GREAT-WEST TRUST COMPANY LLC TTEE F EMPLOYEE BENEFITS CLIENTS 401K — FG 8515 E ORCHARD ROAD, 2T2 GREENWOOD VILLAGE, CO 80111	18.40%
GREAT-WEST TRUST CO LLC FBO RECORDKEEPING FOR VARIOUS BENEFIT PL C/O MUTUAL FUND TRADING 8515 E ORCHARD ROAD, 2T2 GREENWOOD VILLAGE, CO 80111	14.72%
FIIOC FBO PROSOFT TECHNOLOGY INC 401(K) PROFIT SHARING PLAN & TRUST 100 MAGELLIAN WAY (KW1C) COVINGTON, KY 41015-1987	9.48%

Target 2015 Series — Class R Shares
Record Owners

Name and Address	Percentage of Class
DCGT AS TTEE AND/OR CUST FBO PLIC VARIOUS RETIREMENT PLANS OMNIBUS ATTN NPIO TRADE DESK 711 HIGH STREET DES MOINES, IA 50392	71.06%
NFS LLC FEBO STATE STREET BANK TRUST CO TTEE VARIOUS RETIREMENT PLANS 440 MAMARONECK AVE HARRISON, NY 10528-2418	24.08%

Target 2020 Series — Class I Shares
Record Owners

Name and Address	Percentage of Class
TAYNIK & CO 1200 CROWN COLONY DR QUINCY, MA 02169-0938	56.46%
WELLS FARGO BANK FBO VARIOUS RETIREMENT PLANS 1525 WEST WT HARRIS BLVD CHARLOTTE, NC 28288-1076	16.13%
T ROWE PRICE RETIREMENT PLAN SERVICES INC FBO RETIREMENT PLAN CLIENTS 4515 PAINTERS MILL ROAD OWINGS MILLS, MD 21117-4903	8.97%
MERRILL LYNCH PIERCE FENNER & SMITH INC 4800 DEAR LAKE DRIVE EAST JACKSONVILLE, FL 32246	7.48%

Target 2020 Series — Class K Shares
Record Owners

Name and Address	Percentage of Class
TAYNIK & CO 1200 CROWN COLONY DR QUINCY, MA 02169-0938	52.21%
PIMS/PRUDENTIAL RETIREMENT AS NOMINEE FOR THE TTEE/CUST PL 764 IBEW LOCAL 351 SURETY 830 BEAR TAVERN ROAD P.O. BOX 1028 WEST TRENTON, NJ 08628	17.80%

Target 2020 Series — Class R Shares
Record Owners

Name and Address	Percentage of Class
MID ATLANTIC TRUST COMPANY FBO MANHATTAN BUSINESS INTERIORS I 401(K) 1251 WATERFRONT PLACE, SUITE 525 PITTSBURGH, PA 15222	32.50%
NFS LLC FEBO STATE STREET BANK TRUST CO TTEE VARIOUS RETIREMENT PLANS 440 MAMARONCK AVENUE HARRISON, NY 10528-2418	20.37%
CBNA AS CUSTODIAN FBO COLLIGAN LAW, LLP 401(K) PLAN 6 RHOADS DRIVE STE 7 UTICA, NY 135026374	13.25%
DCGT AS TTEE AND/OR CUSTFBO PLIC VARIOUS RETIREMENT PLANS OMNIBUS ATTN NPIO TRADE DESK 711 HIGH STREET DES MOINES, IA 50392	10.97%
STATE STREET BANK AND TRUST AS TTEE AND/OR CUSTODIAN (FBO) ADP ACCESS PRODUCT 1 LINCOLN ST BOSTON, MA 02111-2901	7.51%

Target 2025 Series — Class I Shares
Record Owners

Name and Address	Percentage of Class
WELLS FARGO BANK FBO VARIOUS RETIREMENT PLANS 1525 WEST WT HARRIS BLVD CHARLOTTE, NC 28288-1076	58.60%
MERRILL LYNCH PIERCE FENNER & SMITH INC 4800 DEAR LAKE DRIVE EAST JACKSONVILLE, FL 32246	20.54%
NFS LLC FEBO FIIOC AS AGENT FOR QUALIFIED EMPLOYEE BENEFIT PLANS (401K) FINOPS IC FUNDS 100 MAGELLAN WAY # KW1C	7.15%

Name and Address	Percentage of Class
COVINGTON, KY 41015	

Target 2025 Series — Class K Shares
Record Owners

Name and Address	Percentage of Class
NFS LLC FEBO TRANSAMERICA LIFE INS COMPANY 1150 S OLIVE ST LOS ANGELES, CA 90015-2211	28.76%
GREAT-WEST TRUST CO LLC FBO RECORDKEEPING FOR VARIOUS BENEFIT PL C/O MUTUAL FUND TRADING 8525 E ORCHARD ROAD GREENWOOD VILLAGE, CO 80111	21.85%
FIIOC FBO HORIZON SOLUTIONS LLC PROFIT SHARING PLAN 100 MAGELLAN WAY (KW1C) COVINGTON, KY 41015-1987	12.93%
PIMS/PRUDENTIAL RETIREMENT AS NOMINEE FOR THE TTEE/CUST PL 764 IBEW LOCAL 351 SURETY 830 BEAR TAVERN RD O BOX 1028 WEST TRENTON, NJ 08682	10.47%
FIIOC FBO PROSOFT TECHNOLOGY INC 401(K) PROFIT SHARING PLAN & TRUST 100 MAGELLAN WAY (KW1C) COVINGTON, KY 41015-1987	8.67%

Target 2025 Series — Class R Shares
Record Owners

Name and Address	Percentage of Class
DCGT AS TTEE AND/OR CUST FBO PLIC VARIOUS RETIREMENT PLANS OMNIBUS ATTN NPIO TRADE DESK 711 HIGH STREET DES MOINES, IA 50303	49.79%
NFS LLC FEBO STATE STREET BANK TRUST CO TTEE VARIOUS RETIREMENT PLANS 440 MAMARONECK AVENUE HARRISON, NY 10528-2418	39.61%

Target 2030 Series — Class I Shares
Record Owners

Name and Address	Percentage of Class
TAYNIK & CO 1200 CROWN COLONY DR QUINCY, MA 02169-0938	52.24%
WELLS FARGO BANK FBO VARIOUS RETIREMENT PLANS 1525 WEST WT HARRIS BLVD CHARLOTTE, NC 28288-1076	19.82%

Name and Address	Percentage of Class
MERRILL LYNCH PIERCE FENNER & SMITH INC 4800 DEAR LAKE DRIVE EAST JACKSONVILLE, FL 32246	8.72%
T ROWE PRICE RETIREMENT PLAN SERVICES INC FBO RETIREMENT PLAN CLIENTS 4515 PAINTERS MILL ROAD OWINGS MILLS, MD 21117-4903	7.03%

Target 2030 Series — Class K Shares
Record Owners

Name and Address	Percentage of Class
TAYNIK & CO 1200 CROWN COLONY DR QUINCY, MA 02169-0938	55.00%
PIMS/PRUDENTIAL RETIREMENT AS NOMINEE FOR THE TTEE/CUST PL 764 IBEW LOCAL 351 SURETY 830 BEAR TAVERN RD PO BOX 1028 WEST TRENTON, NJ 08628	5.93%

Target 2030 Series — Class R Shares
Record Owners

Name and Address	Percentage of Class
NFS LLC FEBO STATE STREET BANK TRUST CO TTEE VARIOUS RETIREMENT PLANS 440 MAMARONECK AVENUE HARRISON, NY 10528-2418	48.17%
DCGT AS TTEE AND/OR CUST FBO PLIC VARIOUS RETIREMENT PLANS ATTN NPIO TRADE DESK 711 HIGH STREET DES MOINES, IA 50392	21.73%
CBNA AS CUSTODIAN FBO COLLIGAN LAW, LLP 401(K) PLAN 6 RHOADS DRIVE STE 7 UTICA, NY 135026374	8.00%
STATE STREET BANK AND TRUST AS TTEE AND/OR CUSTODIAN (FBO) ADP ACCESS PRODUCT 1 LINCOLN ST BOSTON, MA 02111-2901	7.10%
RELIANCE TRUST COMPANY FBO GALLOWAY SCHOOL P.O. BOX 48529 ATLANTA, GA 30362	6.90%

Target 2035 Series — Class I Shares
Record Owners

Name and Address	Percentage of Class
WELLS FARGO BANK FBO VARIOUS RETIREMENT PLANS 1525 WEST WT HARRIS BLVD CHARLOTTE, NC 28288-1076	71.36%

Name and Address	Percentage of Class
MERRILL LYNCH PIERCE FENNER & SMITH INC 4800 DEAR LAKE DRIVE EAST JACKSONVILLE, FL 32246	11.79%
RELIANCE TRUST COMPANY FBO LA SPECIALTY P.O. BOX 48529 ATLANTA, GA 30362	5.51%

Target 2035 Series — Class K Shares
Record Owners

Name and Address	Percentage of Class
GREAT-WEST TRUST CO LLC FBO RECORDKEEPING FOR VARIOUS BENEFIT PL C/O MUTUAL FUND TRADING 8525 E ORCHARD ROAD GREENWOOD VILLAGE, CO 80111	38.50%
NFS LLC FEBO TRANSAMERICA LIFE INS COMPANY 1150 S OLIVE ST LOS ANGELES, CA 90015-2211	19.45%
PIMS/PRUDENTIAL RETIREMENT AS NOMINEE FOR THE TTEE/CUST PL 764 IBEW LOCAL 351 SURETY 830 BEAR TAVERN RD PO BOX 1028 WEST TRENTON, NJ 08628	17.88%
TAYNIK & CO 1200 CROWN COLONY DR QUINCY, MA 02169-0938	5.46%

Target 2035 Series — Class R Shares
Record Owners

Name and Address	Percentage of Class
DCGT AS TTEE AND/OR CUST FBO PLIC VARIOUS RETIREMENT PLANS OMNIBUS ATTN NPIO TRADE DESK 711 HIGH STREET DES MOINES, IA 50392	59.94%
NFS LLC FEBO STATE STREET BANK TRUST CO TTEE VARIOUS RETIREMENT PLANS 440 MAMARONECK AVENUE HARRISON, NY 10528-2418	33.85%
NFS LLC FEBO TIMOTHY R CALL TTEE EMPIRE TRACTOR INC 401K PFT SHRING PL 1437 ROUTE 318 WATERLOO, NY 13165-0000	5.25%

Target 2040 Series — Class I Shares
Record Owners

Name and Address	Percentage of Class
TAYNIK & CO 1200 CROWN COLONY DR	62.09%

47

Name and Address	Percentage of Class
QUINCY, MA 02169-0938	
WELLS FARGO BANK FBO VARIOUS RETIREMENT PLANS 1525 WEST WT HARRIS BLVD CHARLOTTE, NC 28288-1076	18.27%
MERRILL LYNCH PIERCE FENNER & SMITH INC 4800 DEAR LAKE DRIVE EAST JACKSONVILLE, FL 32246	5.71%

Target 2040 Series — Class K Shares
Record Owners

Name and Address	Percentage of Class
TAYNIK & CO 1200 CROWN COLONY DR QUINCY, MA 02169-0938	39.90%
PIMS/PRUDENTIAL RETIRMENT AS NOMINEE FOR THE TTEE/CUST PL 764 IBEW LOCAL 351 SURETY 830 BEAR TAVERN ROAD P.O. BOX 1028 WEST TRENTON, NJ 08628	23.27%
GREAT WEST TRUST CO LLC FBO RECORDKEEPING FOR VARIOUS BENEFIT PL C/O MUTUAL FUND TRADING 8525 E ORCHARD RD GREENWOOD VILLAGE, CO 80111	8.84%
NFS LLC FEBO TRANSAMERICA LIFE INS COMPANY 1150 S OLIVE ST LOS ANGELES, CA 90015-2211	5.12%
MERRILL LYNCH PIERCE FENNER & SMITH INC 4800 DEAR LAKE DRIVE EAST JACKSONVILLE, FL 32246	5.01%

Target 2040 Series — Class R Shares
Record Owners

Name and Address	Percentage of Class
NFS LLC FEBO STATE STREET BANK TRUST CO TTEE VARIOUS RETIREMENT PLANS 440 MAMARONECK AVENUE HARRISON, NY 10528-2418	39.59%
DCGT AS TTEE AND/OR CUST FBO PLIC VARIOUS RETIREMENT PLANS OMNIBUS ATTN NPIO TRADE DESK 711 HIGH STREET DES MOINES, IA 50392	26.81%
RELIANCE TRUST COMPANY FBO GALLOWAY SCHOOL P.O. BOX 48529 ATLANTA, GA 30362	10.31%
NFS LLC FEBO ROBERT TITUS, JUSTIN COPIE TTEE INN OVATIVE DATA PROCESSING SOLUTIONS 401K RETIREMENT PLAN 3495 WINTON PL, SUITE 2	6.45%

Name and Address	Percentage of Class
ROCHESTER, NY 14623-2817	

<p align="center">Target 2045 Series — Class I Shares
Record Owners</p>

Name and Address	Percentage of Class
WELLS FARGO BANK FBO VARIOUS RETIREMENT PLANS 1525 WEST WT HARRIS BLVD CHARLOTTE, NC 28288-1076	53.57%
MERRILL LYNCH PIERCE FENNER & SMITH INC 4800 DEAR LAKE DRIVE EAST JACKSONVILLE, FL 32246	13.81%
RELIANCE TRUST COMPANY FBO LA SPECIALTY P.O. BOX 48529 ATLANTA, GA 30362	10.26%
NATIONWIDE TRUST COMPANY, FSB C/O IPO PORTFOLIO ACCOUNTING P.O. BOX 182029 COLUMBUS, OH 43218-2029	8.34%

<p align="center">Target 2045 Series — Class K Shares
Record Owners</p>

Name and Address	Percentage of Class
GREAT-WEST TRUST CO LLC FBO RECORDKEEPING FOR VARIOUS BENEFIT PL C/O MUTUAL FUND TRADING 8525 E ORCHARD ROAD GREENWOOD VILLAGE, CO 80111	42.11%
NFS LLC FEBO TRANSAMERICA LIFE INS COMPANY 1150 S OLIVE ST LOS ANGELES, CA 90015-2211	32.13%

<p align="center">Target 2045 Series — Class R Shares
Record Owners</p>

Name and Address	Percentage of Class
DCGT AS TTEE AND/OR CUST FBO PLIC VARIOUS RETIREMENT PLANS OMNIBUS ATTN NPIO TRADE DESK 711 HIGH STREET DES MOINES, IA 50392	42.97%
NFS LLC FEBO STATE STREET BANK TRUST CO TTEE VARIOUS RETIREMENT PLANS 440 MAMARONECK AVE HARRISON, NY 10528-2418	28.90%
PAI TRUST COMPANY, INC. EXTREME PSI 401(K) PROFIT SHARING P 1300 ENTERPRISE DRIVE DE PERE, WI 541150000	20.40%
PAI TRUST COMPANY, INC. D. GUSTAFSON & ASSOCIATES, LLC 401(K) 1300 ENTERPRISE DRIVE DE PERE, WI 541150000	5.24%

<p align="center">49</p>

Target 2050 Series — Class I Shares
Record Owners

Name and Address	Percentage of Class
TAYNIK & CO 1200 CROWN COLONY DR QUINCY, MA 02169-0938	62.23%
WELLS FARGO BANK FBO VARIOUS RETIREMENT PLANS 1525 WEST WT HARRIS BLVD CHARLOTTE, NC 28288-1076	20.84%
MERRILL LYNCH PIERCE FENNER & SMITH INC 4800 DEAR LAKE DRIVE EAST JACKSONVILLE, FL 32246	5.43%

Target 2050 Series — Class K Shares
Record Owners

Name and Address	Percentage of Class
TAYNIK & CO 1200 CROWN COLONY DR QUINCY, MA 02169-0938	36.83%
MASSACHUSETTS MUTUAL LIFE INS CO C/O DONNA WATSON 1295 STATE ST, MIP C105 SPRINGFIELD, MA 01111	14.50%
NFS LLC FEBO TRANSAMERICA LIFE INS COMPANY 1150 S OLIVE ST LOS ANGELES, CA 90015-2211	10.36%
GREAT WEST TRUST CO LLC FBO RECORDKEEPING FOR VARIOUS BENEFIT PL C/O MUTUAL FUND TRAQDING 8525 E ORCHARD RD GREENWOOD VILLAGE, CO 80111	5.39%

Target 2050 Series — Class R Shares
Record Owners

Name and Address	Percentage of Class
DCGT AS TTEE AND/OR CUST FBO PLIC VARIOUS RETIREMENT PLANS OMNIBUS ATTN NPIO TRADE DESK 711 HIGH STREET DES MOINES, IA 50392	39.20%
NFS LLC FEBO STATE STREET BANK TRUST CO TTEE VARIOUS RETIREMENT PLANS 440 MAMARONECK AVENUE HARRISON, NY 10528-2418	25.34%
STATE STREET BANK AND TRUST AS TTEE AND/OR CUSTODIAN (FBO) ADP ACCESS PRODUCT 1 LINCOLN ST BOSTON, MA 02111-2901	8.42%
NFS LLC FEBO ROBERT TITUS, JUSTIN COPIE TTEE INN OVATIVE DATA PROCESSING SOLUTIONS 401K RETIREMENT PLAN	8.41%

50

Name and Address	Percentage of Class
3495 WINTON PL, SUITE 2 ROCHESTER, NY 14623-2817	
RELIANCE TRUST COMPANY FBO GALLOWAY SCHOOL P.O. BOX 48529 ATLANTA, GA 30362	7.69%

Target 2055 Series — Class I Shares
Record Owners

Name and Address	Percentage of Class
WELLS FARGO BANK FBO VARIOUS RETIREMENT PLANS 1525 WEST WT HARRIS BLVD CHARLOTTE, NC 28288-1076	85.23%
MERRILL LYNCH PIERCE FENNER & SMITH INC 4800 DEAR LAKE DRIVE EAST JACKSONVILLE, FL 32246	8.92%

Target 2055 Series — Class K Shares
Record Owners

Name and Address	Percentage of Class
NFS LLC FEBO TRANSAMERICA LIFE INS COMPANY 1150 S OLIVE ST LOS ANGELES, CA 90015-2211	50.54%
GREAT WEST TRUST CO LLC FBO RECORDKEEPING FOR VARIOUS BENEFIT PL C/O MUTUAL FUND TRADING 8525 E ORCHARD RD GREENWOOD VILLAGE, CO 80111	18.13%
TAYNIK & CO 1200 CROWN COLONY DR QUINCY, MA 02169-0938	6.90%

Target 2055 Series — Class R Shares
Record Owners

Name and Address	Percentage of Class
NFS LLC FEBO STATE STREET BANK TRUST CO TTEE VARIOUS RETIREMENT PLANS 440 MAMARONECK AVE HARRISON, NY 10528-2418	52.20%
DCGT AS TTEE AND/OR CUST FBO PLIC VARIOUS RETIREMENT PLANS OMNIBUS ATTN NPIO TRADE DESK 711 HIGH STREET DES MOINES, IA 50392	44.99%

Target 2060 Series — Class I Shares

Record Owners

Name and Address	Percentage of Class
MANNING & NAPIER INITIAL INVESTMENT MANNING & NAPIER ADVISORS LLC ATTN CHRISTINA INGERSON 290 WOODCLIFF DR FAIRPORT, NY 14450	91.54%

Target 2060 Series — Class K Shares
Record Owners

Name and Address	Percentage of Class
STATE STREET BANK AND TRUST CO AS CUSTODIAN FOR MML (FBO) ITS CLIENTS 1 LINCOLN STREET BOSTON, MA 02111	95.93%

Target 2060 Series — Class R Shares
Record Owners

Name and Address	Percentage of Class
DCGT AS TTEE AND/OR CUST FBO PLIC VARIOUS RETIREMENT PLANS OMNIBUS ATTN NPIO TRADE DESK 711 HIGH STREET DES MOINES, IA 50392	56.40%
MANNING & NAPIER INITIAL INVESTMENT MANNING & NAPIER ADVISORS LLC ATTN CHRISTINA INGERSON 290 WOODCLIFF DR FAIRPORT, NY 14450	41.39%

Disciplined Value Series — Class I Shares
Record Owners

Name and Address	Percentage of Class
THE TRUST COMPANY OF KNOXVILLE 4823 OLD KINGSTON PIKE, SUITE 100 KNOXVILLE, TN 37919-6499	35.52%
THE TRUST COMPANY OF KNOXVILLE 4823 OLD KINGSTON PIKE, SUITE 100 KNOXVILLE, TN 37919-6473	6.55%
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCT FBO CUSTOMERS ATTN MUTUAL FUNDS 101 MONTGOMERY STREET SAN FRANCISCO, CA 94104-4122	5.77%

Disciplined Value Series — Class S Shares
Record Owners

Name and Address	Percentage of Class
CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCOUNT BENEFIT OF OUR CUSTOMER 101 MONTGOMERY STREET SAN FRANCISCO, CA 94104-4122	10.34%
PERSHING LLC	5.64%

Name and Address	Percentage of Class
1 PERSHING PLAZA JERSEY CITY, NJ 07399-0002	

Quality Equity Series — Class I Shares
Record Owners

Name and Address	Percentage of Class
MANNING & NAPIER INITIAL INVESTMENT MANNING & NAPIER ADVISORS LLC ATTN CHRISTINA INGERSON 290 WOODCLIFF DR FAIRPORT, NY 14450	100%

Quality Equity Series — Class S Shares
Record Owners

Name and Address	Percentage of Class
MANNING & NAPIER INITIAL INVESTMENT MANNING & NAPIER ADVISORS LLC ATTN CHRISTINA INGERSON 290 WOODCLIFF DR FAIRPORT, NY 14450	36.52%
CHARLES W WEBSTER JR ST PETERSBURG, FL 33701-0000	14.47%
GREG WOODARD PITTSFORD, NY 14534-9451	10.48%
TRUST COMPANY OF AMERICA PO BOX 6503 ENGLEWOOD, CO 80155-6503	9.78%
JUSTIN FAULB TTEE THE JLF REVOCABLE TRUST WASHINGTON, DC 20008-3115	5.56%

The Advisor

Manning & Napier Advisors, LLC ("MNA" or the "Advisor"), acts as the Fund's investment advisor. Manning & Napier Group, LLC ("Manning & Napier Group") owns 100% of the outstanding interests in MNA and acts as the sole managing member of MNA. Manning & Napier, Inc., a publicly traded company (ticker symbol "MN"), acts as the sole managing member of Manning & Napier Group. Mr. William Manning controls Manning & Napier, Inc. by virtue of his majority ownership of its voting securities and therefore, also controls Manning & Napier Group and MNA. The Advisor is generally responsible for supervision of the overall business affairs of the Fund including supervision of service providers to the Fund and direction of the Advisor's directors, officers or employees who may be elected as officers of the Fund to serve as such.

The Fund pays the Advisor for the services performed a fee at the annual rate of: 0.60% of the Series' average daily net assets for the Pro-Blend Conservative Term Series; 0.75% of the Series' average daily net assets for the Pro-Blend Moderate Term Series, Pro-Blend Extended Term Series, Pro-Blend Maximum Term Series, and Equity Series; 0.7060% of the Series' average daily net assets. for the Overseas Series; 0.45% of the Series' average daily net assets for the Disciplined Value Series; and 0.55% of the Series' average daily net assets for the Quality Equity Series. [Prior to [date]February 28, 2017, the Advisor received an annual management fee (as a percentage of the Series' average daily net assets) of 1.000.70% for the Equity Series.] The Advisor does not receive an advisory fee for the services it performs for the Target Series. However, MNA is entitled to receive an annual management fee from each of the underlying funds in which the Target Series invest. The advisory fee charged by the Advisor to its investment advisory clients will not include or be based on assets of such clients held in shares of the Series. As described below, the Advisor is separately compensated for acting as the Fund's accounting services agent and providing administration services to the Series. Prior to March 1, 2017, the Advisor was also separately compensated for acting as transfer agent and dividend disbursing agent for the Series.

Under the Investment Advisory Agreement (the "Agreement") between the Fund and the Advisor, the Fund is responsible for its operating expenses, including: (i) interest and taxes; (ii) brokerage commissions; (iii) insurance premiums; (iv) compensation and expenses of its Directors other than those affiliated with the Advisor; (v) legal and audit expenses; (vi) fees and expenses of the Fund's custodian, and accounting services agent, if obtained for the Fund from an entity other than the Advisor; (vii) expenses incidental to the issuance of its shares, including issuance on the payment of, or reinvestment of, dividends and capital gain distributions; (viii) fees and expenses incidental to the registration under federal or state securities laws of the Fund or its shares; (ix) expenses of preparing,

printing and mailing reports and notices and proxy material to shareholders of the Fund; (x) all other expenses incidental to holding meetings of the Fund's shareholders; (xi) dues or assessments of or contributions to the Investment Company Institute or any successor; and (xii) such non-recurring expenses as may arise, including litigation affecting the Fund and the legal obligations with respect to which the Fund may have to indemnify its officers and directors.

Pursuant to a separate expense limitation agreement~~s~~, the Advisor has contractually agreed to limit each class's total direct annual operating expenses, exclusive of Distribution and Shareholder Services Fees ~~and Shareholder Services Fees~~ (as defined below), as applicable, as shown below. The agreement will remain in effect until [February 28, 2019], and may be extended. ~~and Shareholder Services Fees (as defined below), as applicable, as shown below. For the Series other than the Target Series, the agreement will remain in effect until February 28, 2018, and may be extended. For the Target Income Series, Target 2020 Series, Target 2030 Series, Target 2040 Series, and Target 2050 Series, the agreement will remain in effect until February 28, 2020, and may be extended. For the Target 2015 Series, Target 2025 Series, Target 2035 Series, Target 2045 Series, and Target 2055 Series, the agreement will remain in effect until February 28, 2023, and may be extended. For the Target 2060 Series, the agreement will remain in effect until February 28, 2026, and may be extended.~~ The Advisor's agreement to limit ~~each~~ the Series' operating expenses is limited to direct operating expenses and, therefore, does not apply to the indirect expenses incurred by the Series through ~~their~~ its investments in ~~underlying funds or~~ other investment companies.

Series	Contractual Expense Limitation by Class
~~Pro-Blend Conservative Term Series Class S~~	~~0.70%~~
~~Pro-Blend Conservative Term Series Class I~~	~~0.70%~~
~~Pro-Blend Conservative Term Series Class R2~~	~~0.70%~~
~~Pro-Blend Conservative Term Series Class R~~	~~0.70%~~
~~Pro-Blend Moderate Term Series Class S~~	~~0.85%~~
~~Pro-Blend Moderate Term Series Class I~~	~~0.85%~~
~~Pro-Blend Moderate Term Series Class R2~~	~~0.85%~~
~~Pro-Blend Moderate Term Series Class R~~	~~0.85%~~
~~Pro-Blend Extended Term Series Class S~~	~~0.85%~~
~~Pro-Blend Extended Term Series Class I~~	~~0.85%~~
~~Pro-Blend Extended Term Series Class R2~~	~~0.85%~~
~~Pro-Blend Extended Term Series Class R~~	~~0.85%~~
~~Pro-Blend Maximum Term Series Class S~~	~~0.85%~~
~~Pro-Blend Maximum Term Series Class I~~	~~0.85%~~
~~Pro-Blend Maximum Term Series Class R2~~	~~0.85%~~
~~Pro-Blend Maximum Term Series Class R~~	~~0.85%~~
Overseas Series Class K	~~0.75~~0.80%
Overseas Series Class I	0.75%
Overseas Series Class R6	0.65%
~~Equity Series*~~	~~0.80%~~
~~Disciplined Value Series Class S~~	~~0.60%~~
~~Disciplined Value Series Class I~~	~~0.60%~~
~~Quality Equity Series Class S~~	~~0.70%~~
~~Quality Equity Series Class I~~	~~0.70%~~

~~* Prior to February 28, 2017, the Equity Series' contractual expense limitation was 1.05%.~~

~~Name of Series~~	~~Contractual Expense Limitation by Class~~		
	~~Class I~~	~~Class K~~	~~Class R~~
~~Target Income Series~~	~~0.05%~~	~~0.05%~~	~~0.05%~~
~~Target 2015 Series~~	~~0.05%~~	~~0.05%~~	~~0.05%~~
~~Target 2020 Series~~	~~0.05%~~	~~0.05%~~	~~0.05%~~
~~Target 2025 Series~~	~~0.05%~~	~~0.05%~~	~~0.05%~~
~~Target 2030 Series~~	~~0.05%~~	~~0.05%~~	~~0.05%~~
~~Target 2035 Series~~	~~0.05%~~	~~0.05%~~	~~0.05%~~
~~Target 2040 Series~~	~~0.05%~~	~~0.05%~~	~~0.05%~~
~~Target 2045 Series~~	~~0.05%~~	~~0.05%~~	~~0.05%~~
~~Target 2050 Series~~	~~0.05%~~	~~0.05%~~	~~0.05%~~
~~Target 2055 Series~~	~~0.05%~~	~~0.05%~~	~~0.05%~~
~~Target 2060 Series~~	~~0.05%~~	~~0.05%~~	~~0.05%~~

For periods ended October 31, the aggregate total of advisory fees paid by ~~each~~ the Series to the Advisor were as follows:

Series	2015~~2014~~ Fees Paid	2015~~2014~~ Fees Waived	2016~~2015~~ Fees Paid	2016~~2015~~ Fees Waived	2017~~2016~~ Fees Paid	2017~~2016~~ Fees Waived
~~Pro-Blend Conservative Term Series~~	~~$ 9,514,992~~	~~$ 0~~	~~$ 9,627,259~~	~~$ 0~~	~~$ 7,615,613~~	~~$ 0~~
~~Pro-Blend Moderate Term Series~~	~~$ 12,547,451~~	~~$ 0~~	~~$ 12,624,249~~	~~$ 0~~	~~$ 9,616,840~~	~~$ 0~~
~~Pro-Blend Extended Term Series~~	~~$ 12,580,921~~	~~$ 0~~	~~$ 12,254,789~~	~~$ 0~~	~~$ 9,387,296~~	~~$ 0~~
~~Pro-Blend Maximum Term Series~~	~~$ 8,416,823~~	~~$ 0~~	~~$ 8,237,135~~	~~$ 0~~	~~$ 6,321,120~~	~~$ 0~~
~~Equity Series~~	~~$ 12,611,595~~	~~$263,945~~	~~$ 7,475,265~~	~~$232,226~~	~~$ 1,302,058~~	~~$121,559~~
Overseas Series	$ 15,520,410	$ 0	$ 8,593,177	$ 0	$ [ ]	$ [ ]
~~Disciplined Value Series~~	~~$ 835,335~~	~~$ 0~~	~~$ 889,197~~	~~$ 0~~	~~$ 742,753~~	~~$ 0~~
~~Quality Equity Series~~	~~$ NA~~	~~$ NA~~	~~$ 0~~	~~$ 2,567~~	~~$ 0~~	~~$ 7,921~~

~~The Advisor does not charge a management fee for the Target Series.~~

~~The Agreement provides that in the event the expenses of the Fund (including the fee of the Advisor but excluding: (i) brokerage commissions; (ii) interest; (iii) taxes; and (iv) extraordinary expenses except for those incurred by the Fund as a result of litigation in connection with a suit involving a claim for recovery by the Fund, or as a result of litigation involving a defense against a liability asserted against the Fund, provided that, if the Advisor made the decision or took the action which resulted in such claim the Advisor acted in good faith without gross negligence or misconduct, and for any indemnification paid by the Fund to its officers, directors and advisors in accordance with applicable state and federal laws as a result of such litigation) for any fiscal year exceed the limits set by applicable regulations of state securities commissions, the Advisor will reduce its fee by the amount of such excess. Any such reductions or refunds are accrued and paid in the same manner as the Advisor's fee and are subject to readjustment during the year.~~

The Agreement states that the Advisor shall give the Fund the benefit of its best judgment and effort in rendering services thereunder, but the Advisor shall not be liable for any loss sustained by reason of the purchase, sale or retention of any security, whether or not such purchase, sale or retention shall have been based upon its own investigation and research or upon investigation and research made by any other individual, firm or corporation, if such purchase, sale or retention shall have been made and such other individual, firm or corporation shall have been selected in good faith. The Agreement also states that nothing contained therein shall, however, be construed to protect the Advisor against any liability to the Fund or its security holders by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under the Agreement.

The Agreement also provides that it is agreed that the Advisor shall have no responsibility or liability for the accuracy or completeness of the Fund's Registration Statement under the 1940 Act or the 1933 Act except for information supplied by the Advisor for inclusion therein; the Fund agrees to indemnify the Advisor to the full extent permitted by the Fund's Articles of Incorporation.

The Agreement will continue in effect from year to year only if such continuance is specifically approved at least annually by the Board of Directors or by vote of a majority of the Fund's outstanding voting securities and by a majority of the Directors who are not parties to the Agreement or interested persons of any such party, at a meeting called for the purpose of voting on such Agreement. The Agreement is terminable without penalty by the Fund ~~on not more than~~upon 60 days'~~, nor less than 30 days',~~ written notice to the Advisor when authorized either by a majority vote of the Fund's shareholders or by a vote of a majority of the Board of Directors of the Fund, or by the Advisor ~~on not more than~~upon 60 days'~~, nor less than 30 days',~~ written notice to the Fund, and will automatically terminate in the event of its "assignment" (as defined in the 1940 Act).

The Advisor serves as the Fund's accounting services agent and provides administration services to the Fund and its series. The Advisor has contracted with BNY Mellon Investment Servicing (US) Inc. ("BNY Mellon"), 4400 Computer Drive, Westborough, MA 01581, to provide-sub-accounting and sub-administration services to each series of the Fund.

~~Pursuant to a Master Services Agreement dated April 14, 2000, as amended, that was in effect through October 31, 2014, the Fund paid the Advisor an annual fee related to fund accounting and administration services in the following amounts: for the Series other than the Target Series, 0.0175% on the first $3 billion of average daily net assets; 0.015% on the next $3 billion of average daily net assets; and 0.01% of average daily net assets in excess of $6 billion; plus a base fee of $25,500 per for the Series; for the Target Series, 0.0025% of average daily net assets with an annual base fee of $40,500 per Series. For purposes of calculating the foregoing fees, the assets of the Series other than the Target Series were aggregated with the assets of the Fund's other series that were not fund-of-fund series, and the assets of the Target Series were aggregated with the assets of the Fund's other fund-of-fund series. Additionally, certain transaction and cusip-based fees and out-of-pocket expenses, including charges for reporting relating to the Fund's compliance program, were charged to the Fund. Effective October 1, 2012 and lasting until October 1, 2014, the Fund received a 10% reduction of all fees, not including out-of-pocket expenses or other agreed upon fees.~~

Pursuant to a Master Services Agreement dated November 1, 2014, as amended and restated, the Fund pays the Advisor an annual fee related to fund accounting and administration services in the following amounts: ~~for the Series other than the Target Series,~~ 0.0085% on the first $25 billion of average daily net assets; 0.0075% on the next $15 billion of average daily net assets; and 0.0065% of

average daily net assets in excess of $40 billion; plus a base fee of $30,400 ~~per~~ for the Series~~; for the Target Series, 0.00225% of average daily net assets with an annual base fee of $45,400 per Series~~. For purposes of calculating the foregoing fees, the assets of the Series ~~other than the Target Series~~ are aggregated with the assets of the Fund's other series that are not fund-of-fund series~~, and the assets of the Target Series are aggregated with the assets of the Fund's other fund of fund series~~. Additionally, certain transaction and out-of-pocket expenses, including charges for reporting relating to the Fund's compliance program, are charged to the Fund.

Prior to March 1, 2017, the Advisor also served as the Fund's transfer agent and dividend disbursing agent, and contracted with BNY Mellon to provide sub-transfer agent services and sub-dividend disbursing agent services to each series of the Fund. Effective March 1, 2017, BNY Mellon serves as the Fund's transfer agent and dividend disbursing agent. Transfer agent fees are charged to the Fund on a per account basis.

For the fiscal years ended October 31, ~~2014,~~ 2015, 2016 and 2017~~2016~~ the Advisor received ~~$3,421,931, $3,110,757~~245,110, ~~and~~ $~~2,760,466~~160,685, and $[   ], respectively, from the Series~~collectively~~.

~~These figures include amounts received from the Class C shares of the Target Series, which terminated operations on February 21, 2014; the Target 2010 Series, which terminated operations on September 21, 2015; and the Tax Managed Series, which terminated operations on February 2, 2017.~~

Shares of the Series may be used from time to time as an investment for clients of the Advisor who utilize discretionary account management services provided by the Advisor or its affiliates. In connection with these services, the shares of a Series may be utilized as the principal investment medium or, for certain Series, may be used as a means of capturing an investment opportunity in a specific market or industry sector. Once the Advisor determines that such an investment opportunity has been captured for its discretionary accounts, it generally will sell the shares of the relevant Series from such clients' accounts. The Advisor will monitor the cash flows in and out of the Series resulting from any such activity in an effort to minimize any potential negative impact upon the performance of the Series.

The Distributor

Manning & Napier Investor Services, Inc. (the "Distributor"), an affiliate of the Advisor, acts as Distributor of Fund shares and is located at the same address as the Advisor and the Fund. The Distributor and the Fund are parties to a distribution agreement (the "Distribution Agreement") which applies to each class of shares of the Fund.

The Distribution Agreement is renewable annually. The continuation of the Distribution Agreement must be specifically approved by the Board of Directors and separately by the Directors who are not parties to the Distribution Agreement or "interested persons" (as defined under the 1940 Act) of any party to the Distribution Agreement.

The Distributor will not receive compensation for distribution of Class ~~S or I~~I or R6 shares of the Fund.

Payments to Broker-Dealers and Other Financial Intermediaries

The Distribution Plan — Class K~~, R and R2~~ Shares

The Fund's Board of Directors has adopted a Distribution and Shareholder Services Plan pursuant to Rule 12b-1 under the 1940 Act (the "Distribution Plan") whereby Class K~~, R and R2~~ shares of ~~each~~the Series are subject to an annual distribution and shareholder services fee (a "Distribution and Shareholder Services Fee") ~~as shown below~~of 0.25% of the Class K shares' average daily net assets.

~~Each Class's Distribution and Shareholder Services Fee is calculated on its average daily net assets.~~ The Distribution and Shareholder Services Fee is intended to compensate the Distributor for services and expenses primarily intended to result in the sale of Class K~~, R and R2~~ shares and/or in connection with the provision of direct client service, personal services, maintenance of shareholder accounts and reporting services to holders of Class K~~, R and R2~~ shares of the Series.

~~Class~~		~~Distribution and Shareholder Services Fee~~
~~Class K~~		~~[0.25]%~~
~~Class R~~		~~0.50%~~
~~Class R2~~		~~1.00%~~

The Distribution Plan has been adopted in accordance with the provisions of Rule 12b-1 under the 1940 Act, which regulates circumstances under which an investment company may directly or indirectly bear expenses relating to the distribution of its shares. The Distribution Plan shall continue in effect ~~for each Class~~ for so long as its continuance is specifically approved at least annually by votes of the majority of both (i) the Directors of the Fund and (ii) those Directors of the Fund who are not "interested persons" (as defined under the 1940 Act) of the Fund, and have no direct or indirect financial interest in the operation of the Distribution Plan or any agreements related to it (referred to as the "Qualified Directors"), cast in person at a Board of Directors meeting called for the purpose of voting on the Distribution Plan. The Distribution Plan requires that quarterly written reports of amounts spent under the Distribution Plan and the purposes of such expenditures be furnished to and reviewed by the Directors. ~~With respect to each Class,~~ ~~T~~the Distribution Plan may not be amended to increase materially the amount of distribution expenses permitted to be paid under the

56

Distribution Plan ~~for such Class~~ without the approval of shareholders holding a majority of the outstanding ~~voting securities of such~~ Class K shares. All material amendments to the Distribution Plan must be approved by votes of the majority of both (i) the Directors of the Fund and (ii) the Qualified Directors.

~~Pursuant to the Distribution Plan, Class K, R and R2 Shares of each~~the Series ~~are subject to an annual Distribution and Shareholder Services Fee as shown in the chart above. The shareholder services component of the foregoing fee for each Class K is limited to [0.25%] of the average daily net assets of such Class.~~

With respect to amounts paid under the Distribution Plan for distribution services, the Distributor may use this fee on any activities or expenses primarily intended to result in the sale of Class K shares ~~of the Classes~~, including, but not limited to, (i) as compensation for the Distributor's services in connection with distribution assistance; or (ii) as a source of payments to financial institutions and intermediaries such as banks, savings and loan associations, insurance companies and investment counselors, broker-dealers, mutual fund supermarkets and the Distributor's affiliates and subsidiaries as compensation for services or reimbursement of expenses incurred in connection with distribution assistance.

With respect to shareholder services, the Distributor may use payments under this aspect of the Distribution Plan to provide or enter into agreements with organizations, including affiliates of the Distributor ~~, such as the Advisor~~ (referred to as "Service Organizations"), who will provide certain shareholder, administrative and non-distribution services for Class K shareholders ~~service activities for shareholders of the Classes~~, including, but not limited to: (i) maintaining accounts relating to shareholders that invest in shares of ~~the a C~~class; ~~(ii) arranging for bank wires;~~ (ii~~i~~) responding to shareholder inquiries relating to the services performed by Distributor and/or Service Organizations; (i~~v~~iii) responding to inquiries from shareholders concerning their investment in shares of the ~~c~~Classes; (iv) assisting shareholders in changing dividend options, account designations and addresses; (v~~i~~) providing information periodically to shareholders showing their position in shares of the ~~c~~Classes ~~the Series~~; (vii) forwarding shareholder communications from the Fund such as proxies, shareholder reports, annual reports, and dividend distribution and tax notices to shareholders; (vii~~i~~) processing purchase, exchange and redemption requests from shareholders and placing orders with the Fund or its service providers; (viii) arranging for bank wires; ~~and~~ (ix) processing dividend payments from the Fund on behalf of shareholders; (x) preparing tax reports; (xi) providing sub-accounting services; and (xii) providing such other similar non-distribution services as the Fund or Distributor may reasonably request to the extent that the Service Organization is permitted to do so under applicable laws or regulations. The Distributor may also use this fee for payments to financial institutions and intermediaries such as banks, savings and loan associations, insurance companies and investment counselors, broker-dealers, mutual fund supermarkets and the Distributor and/or Service Organizations' affiliates and subsidiaries as compensation for such services.

Generally, the Distribution and Shareholder Services Fee paid under the Distribution Plan will not be retained by the Distributor but will instead be reallowed to various financial intermediaries and Service Organizations ~~, including the Advisor,~~ that enter into distribution and/or shareholder servicing agreements with the Distributor. The Distribution Plan and class structure of the Fund permit the Fund to allocate an amount of fees to a financial intermediary or Service Organization based on the level of distribution and/or shareholder services it agrees to provide. ~~The Distributor may, in its discretion, voluntarily waive from time to time all or any portion of the Distribution and Shareholder Services Fee payable to the Distributor, and~~ T~~t~~he Distributor is free to make additional payments out of its own assets to promote the sale of Fund shares.

Payments under the Distribution Plan are made as described above regardless of the Distributor's actual cost of providing the services and may be used to pay the Distributor's overhead expenses. If the cost of providing the services under the Distribution Plan is less than the payments received, the unexpended portion of the fees may be retained as profit by the Distributor ~~or waived and reimbursed to the applicable Series~~.

~~For the fiscal year ended October 31, 2017, no fees were paid under the Distribution Plan for the Series.~~ ~~The tables below shows the fees paid under the Distribution Plan for the Target Series and the Pro-Blend Series for the fiscal year ended October 31, 2016.~~

~~DB1/ 94527216.1~~

Series	Class	Fees Paid in 2016	Fees Retained by Distributor
Target Income Series	K	$162,292	$3,549
	R	$7,395	$122
Target 2015 Series	K	$8,257	$2,916
	R	$4,000	$3,170
Target 2020 Series	K	$195,835	$15,441
	R	$29,967	$109
Target 2025 Series	K	$30,756	$7,922
	R	$10,550	$1,163
Target 2030 Series	K	$195,387	$25,044
	R	$45,575	$181
Target 2035 Series	K	$25,556	$4,978
	R	$12,492	$3,757
Target 2040 Series	K	$133,071	$9,710
	R	$23,722	$69
Target 2045 Series	K	$13,257	$3,950
	R	$8,500	$2,765
Target 2050 Series	K	$35,693	$7,409
	R	$11,617	$0
Target 2055 Series	K	$3,831	$1,586
	R	$2,392	$138
Target 2060 Series	K	$2,164	$180
	R	$559	$255
Pro-Blend Conservative Series	R2	$1,314,820	$1,786
	R	$147,944	$1,269
Pro-Blend Moderate Series	R2	$1,352,656	$823
	R	$178,106	$1,551
Pro-Blend Extended Series	R2	$1,549,008	$3,447
	R	$169,741	$3,103
Pro-Blend Maximum Series	R2	$559,947	$0
	R	$131,626	$491

Class S Shareholder Services Plan (the "Shareholder Services Plan")

The Board of Directors of the Fund has adopted a Shareholder Services Plan with respect to Class S shares of the Series. The Shareholder Services Plan enables the Fund to directly or indirectly bear expenses relating to the provision by the Advisor and/or Service Organizations (as defined below) of certain service activities to the shareholders of Class S shares of the Series. Pursuant to the Shareholder Services Plan, Class S shares of the Pro-Blend Conservative Term Series are subject to an annual shareholder services fee (the "Shareholder Services Fee") of up to 0.20% of the Class's average daily net assets; and Class S shares of each of the Pro-Blend Moderate Term Series, Pro-Blend Extended Term Series, Pro-Blend Maximum Term Series, Disciplined Value Series, Quality Equity Series, and Equity Series are subject to an annual Shareholder Services Fee of up to 0.25% of the Class's average daily net assets, respectively.

As contemplated by the Shareholder Services Plan, a portion of the Shareholder Services Fee received by the Advisor is retained by the Advisor as compensation for its provision of service activities to the Class S shareholders of the Series while the remaining portion of the Shareholder Services Fee received by the Advisor is paid by the Advisor to Service Organizations as compensation for the service activities they provide to Class S shareholders of the Series.

The Advisor may use payments under the Shareholder Services Plan to provide or enter into agreements with organizations, including affiliates of the Fund (referred to as "Service Organizations"), who will provide certain service activities for shareholders of the class, including, but not limited to: (i) maintaining accounts relating to shareholders that invest in shares of the class; (ii) arranging for bank wires; (iii) responding to shareholder inquiries relating to the services performed by the Advisor and/or Service Organizations; (iv) responding to inquiries from shareholders concerning their investment in shares of the class; (v) assisting shareholders in changing dividend options, account designations and addresses; (vi) providing information periodically to shareholders showing their position in shares of the class; (vii) forwarding shareholder communications from the Fund such as proxies, shareholder reports, annual reports, and dividend distribution and tax notices to shareholders; (viii) processing purchase, exchange and redemption requests from shareholders and placing orders with the Fund or its service providers; and (ix) processing dividend payments from the Fund on behalf

58

of shareholders. The Advisor may also use this fee for payments to financial institutions and intermediaries such as banks, savings and loan associations, insurance companies and investment counselors, broker-dealers, mutual fund supermarkets and the Advisor and/or Service Organizations' affiliates and subsidiaries as compensation for the services described above.

The Shareholder Services Plan shall continue in effect for so long as its continuance is specifically approved at least annually by votes of the majority of both (i) the Directors of the Fund and (ii) those Directors of the Fund who are not "interested persons" (as defined under the 1940 Act) of the Fund, and have no direct or indirect financial interest in the operation of the Shareholder Services Plan or any agreements related to it (referred to as the "Qualified Directors"), at a Board of Directors meeting. The Shareholder Services Plan requires that quarterly written reports of amounts spent under the Shareholder Services Plan and the purposes of such expenditures be furnished to and reviewed by the Directors. All material amendments to the Shareholder Services Plan must be approved by votes of the majority of both (i) the Directors of the Fund and (ii) the Qualified Directors.

The table below shows the fees paid under the Shareholder Services Plan for the fiscal year ended October 31, 2016.

Series	Fees Paid in 2016	Fees Retained by Advisor
Pro-Blend Conservative Term Series	$1,607,747	$ 162,603
Pro-Blend Moderate Term Series	$1,422,695	$ 253,104
Pro-Blend Extended Term Series	$1,442,862	$ 543,627
Pro-Blend Maximum Term Series	$1,048,839	$ 221,265
Disciplined Value Series	$ 35,287	$ 21,052
Quality Equity Series	$ 2,370	$ 2,089
Equity Series[*]	N/A	N/A

[*] Prior to February 28, 2017, Class S Shares of the Series were called Class A Shares and were not subject to a Shareholder Services Fee.

Other Payments by the Fund

The Fund may enter into agreements with financial intermediaries pursuant to which the Fund may pay financial intermediaries for non-distribution related sub-transfer agency, administrative, sub-accounting, and other shareholder services in an annual amount not to exceed 0.15% of the average daily net assets of the Class K, Class R, and Class I shares. Payments made pursuant to such agreements are generally based on the current assets and/or number of accounts of the Series attributable to the financial intermediary. Any payments made pursuant to such agreements may be in addition to, rather than in lieu of, any Distribution and Shareholder Services Fee payable under the Distribution Plan of the Fund.

Payments by the Advisor and/or its Affiliates

The Advisor may use its own resources to engage in activities that may promote the sale of the Series' shares, including payments, or other forms of incentives such as discounted fees for products or services of affiliates, to third parties who provide services such as shareholder servicing, marketing support, and distribution assistance to the Series. These fees or other incentives are in addition to any distribution or shareholder services fees payable under a Rule 12b-1 or shareholder service plan of the Fund payments made to the financial intermediaries by the Fund. The level of payments made to financial intermediaries may be a fixed fee or based upon one or more of the following factors: gross sales, current assets and/or number of accounts of the Series attributable to the financial intermediary, the particular type of Series, or other measures as agreed to in writing by the Advisor, the Distributor and/or their affiliates and the financial intermediaries or any combination thereof. The amount of these payments is determined at the discretion of the Advisor, the Distributor and/or their affiliates from time to time and may be different for different financial intermediaries based on, for example, the nature of the services provided by the financial intermediary.

The Distributor may from time to time and from its own resources pay or allow additional discounts or promotional incentives in the form of cash or other compensation (including merchandise or travel) to financial intermediaries and it is free to make additional payments out of its own assets to promote the sale of Fund shares. The Advisor may also, from its own resources, defray or absorb costs relating to distribution, including compensation of employees who are involved in distribution. These payments or discounts may be substantial but are paid or discounted by the Advisor or its affiliates, not by the Series or their shareholders. Such payments may provide an incentive for the financial intermediary to make shares of a Series available to its customers and may allow a Series greater access to the financial intermediary's customers, and may create a conflict of interest by influencing the financial intermediary to recommend a Series over another investment.

Custodian, Independent Registered Public Accounting Firm, and Counsel

The custodian for the Fund is The Bank of New York Mellon (the "Custodian"), 135 Santilli Highway, Everett, MA 02149. The Custodian holds cash, securities, and other assets of the Fund as required by the 1940 Act. The Custodian may, at its own expense, employ one or more sub-custodians on behalf of the Fund, provided that it shall remain liable for all its duties as custodian. The foreign sub-custodians will act as custodian for the foreign securities held by the Fund.

PricewaterhouseCoopers LLP ("PwC")[auditor], with offices at 300 Madison Avenue, New York, NY 10017[address], serves as the independent registered public accounting firm for all the sSeries of the Fund. In addition to providing audit services, PwC [auditor] reviews and signs as paid preparer the Series' federal and New York State tax returns and provides assistance on certain non-audit matters. The financial highlights for the respective Series included in the Prospectuses and the financial statements contained in the Annual Reports and incorporated by reference into this SAI for the fiscal year ended October 31, 20172016 have been audited by [auditor]PwC.

The Fund's counsel is Morgan, Lewis & Bockius LLP ("MLB" or "Counsel"), 1701 Market Street, Philadelphia, PA 19103.

Purchases and Redemptions

<u>Check Acceptance Policy.</u> The Fund reserves the right to reject certain forms of payment for share purchases. The Fund maintains a check acceptance policy for share purchases. Checks must be made payable to the Manning & Napier Fund, Inc. and must be in U.S. dollars. The Fund will not accept cash, third party checks, starter checks, travelers checks, credit card checks, or money orders. Investments that are received in an unacceptable form will be returned.

<u>Investors Outside the U.S.</u> The Fund does not generally accept investments by non-U.S. persons or U.S. persons living outside the U.S. Investments from U.S. persons living outside the U.S. may be accepted if the U.S. person maintains a physical address within the U.S. or utilizes an APO or similar address. Non-U.S. persons may be permitted to invest under certain limited circumstances.

<u>Payment for shares redeemed.</u> Payment for shares presented for redemption may be delayed more than seven days only for (1) any period (a) during which the NYSE is closed other than customary weekend and holiday closings or (b) during which the SEC determines that trading on the NYSE is restricted; (2) for any period during which the SEC determines that an emergency exists as a result of which (a) disposal by the Fund of securities owned by it is not reasonably practicable or (b) it is not reasonably practicable for the Fund to determine the value of its net assets; or (3) for such other periods as the SEC may by order permit.

<u>Other Information about Purchases and Redemptions.</u> The Fund has authorized a number of brokers to accept purchase and redemption orders on its behalf, and these brokers are authorized to designate other intermediaries to accept purchase and redemption orders on the Fund's behalf. Orders placed with an authorized financial intermediary will be processed at the share price of the appropriate Series next computed after they are received in good order by the financial intermediary or its designee. Accordingly, for you to receive the current business day's share price, your order must be received by an authorized financial intermediary or its designee in good order before the close of regular trading on the NYSE. Your financial intermediary is responsible for transmitting requests and delivering funds to the Series on a timely basis.

Portfolio Managers

This section includes information about the investment professionals that serve on the Series' Portfolio Management Teams, including information about the dollar range of Fund shares they own how they are compensated, and other accounts they manage. This information is current as of October 31, 20172016.

Name and Title	Fund Management Role	Dollar Range of Equity Securities Beneficially Owned by the Portfolio Manager in the Series covered by this SAI*	Aggregate Dollar Range of Equity Securities Beneficially Owned By the Portfolio Manager in All Manning & Napier Fund Series*
Christian A. Andreach, CFA, Co-Head of Global Equities, Senior Analyst/Managing Director of Consumer Group	Member of Equity Series, Pro-Blend Series and Target Series Portfolio Management Teams	Equity Series – between $100,001 and $500,000 Overseas Series – between $100,001 and $500,000 Disciplined Value Series – between $100,001 and $500,000 Pro-Blend Extended Term Series – between $10,001 and $50,000	Between $500,001 and $1,000,000
Marc Bushallow, CFA Managing Director of Fixed Income	Member of Pro-Blend Series Portfolio Management Team	None	Between $100,001 and $500,000
Ebrahim Busheri, CFA Director of Investments	Member of Equity Series, Overseas Series, Pro-Blend Series and Target Series Portfolio Management Teams	[None]Equity Series – between $100,001 and $500,000	[Between $100,001 and $500,000]
Jeffrey W. Donlon, CFA,	Member of Overseas Series	[None]Disciplined Value Series –	[Between $100,001

Name and Title	Fund Management Role	Dollar Range of Equity Securities Beneficially Owned by the Portfolio Manager in the Series covered by this SAI*	Aggregate Dollar Range of Equity Securities Beneficially Owned By the Portfolio Manager in All Manning & Napier Fund Series*
Senior Analyst/Managing Director of Emerging Growth Group	Portfolio Management Team	between $100,001 and $500,000	and $500,000]
Christopher F. Petrosino, CFA, Senior Analyst/Managing Director of Quantitative Strategies Group	Member of Disciplined Value Series and Quality Equity Series Portfolio Management Teams	[Overseas Series – between $50,001 and $100,000] Disciplined Value Series – between $100,001 and $500,000 Quality Equity Series – between $10,001 and $50,000	[Between $100,001 and $500,000]
Ajay Sadarangani, CFA Senior Analyst/Managing Director, Small and Mid Cap Research.	Member of Overseas Series Portfolio Management Team	Equity Series – between $100,000 and $500,000 Overseas Series – between $100,001 and $500,000	Between $100,001 and $500,000
Richard J. Schermeyer, III, CFA, Analyst	Member of Disciplined Value Series and Quality Equity Series Portfolio Management Teams	Equity Series – between $50,001 and $100,000 Overseas Series – between $50,001 and $100,000	Between $100,001 and $500,000
Marc Tommasi, Co-Head of Global Equities, Senior Analyst/Chief Investment Strategist	Member of Pro-Blend Series, Target Series and Overseas Series Portfolio Management Teams	[None]	[None]
Jeffrey M. Tyburski, CFA, Senior Analyst	Member of Disciplined Value Series and Quality Equity Series Portfolio Management Teams	None	None
Jay M. Welles, CFA, Senior Analyst	Member of Equity Series Portfolio Management Team	None	None

* Dollar ranges do not reflect interests owned by a Portfolio Manager in collective investment trust funds managed by the Advisor, which may have investment objectives, policies and strategies substantially similar to those of a series of the Fund.

Compensation. The members of the Series' Portfolio Management Teams are compensated by the Advisor. Compensation is provided in two basic forms: a fixed base salary and bonuses. Bonuses may be several times the level of base salary for successful employees. The bonus system has been established to provide a strong incentive for employees to make investment decisions in the best interest of MNA's clients, including Series shareholders.

The Advisor has a bonus system based on the performance of individual investments and/or the overall performance of the portfolio. In the analyst bonus system, the gains/losses of investments recommended and reviewed by an analyst are measured over various time periods and compared to one or more hurdles, including both absolute return hurdles (e.g., 0% or positive returns) and benchmark-relative return hurdles (e.g., S&P 500 Index for US equities, Bloomberg Barclays Aggregate Index for fixed income, etc.). A bonus rate is established for each time period based upon the number of hurdles surpassed by the analyst. The bonus rate could result in a negative, zero, or positive bonus for the period, generally depending upon whether no hurdles, one hurdle, or multiple hurdles are surpassed by an analyst. Bonuses are calculated by multiplying the analyst's total gain/loss and the bonus rate for each time period and summed over the time periods. If this calculation results in a negative bonus (e.g., returns below 0% and the benchmark index), then the negative is carried forward until the analyst achieves a positive bonus to offset the negative balance. In total, the bonus system provides incentives to pursue both downside protection and competitive returns versus benchmarks. In addition, all members of the Portfolio Management Teams may receive bonuses based on the performance of the portfolio as a whole relative to the hurdles described above.

Additional compensation may be provided to certain employees at the discretion of the Director of Investments. Also, certain employees may be selected to purchase equity in the Advisor based upon a combination of performance and tenure. Equity ownership in the Advisor represents an important incentive for senior investment professionals and serves as another method to align the long-

term interest of employees with the best interest of clients. The Advisor may utilize a bonus when recruiting new employees to help defray relocation costs, if applicable.

Management of Other Portfolios. The following table provides information about other portfolios managed by members of the Series' Portfolio Management Teams. The information provided is current as of October 31, 2017~~2016~~. The information below excludes the Series in this SAI. None of these accounts is subject to a performance-based fee.

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts	
Name	Number of Accts	Total Assets*	Number of Accts	Total Assets	Number of Accts	Total Assets*
~~Christian A. Andreach~~	~~1~~	~~$31,117,442~~	~~5~~	~~$5,678,144,342~~	~~6,248~~	~~$12,956,199,854~~
~~Marc Bushallow~~	~~9~~	~~$123,888,094~~	~~4~~	~~$5,439,112,167~~	~~6,271~~	~~$12,124,635,129~~
Ebrahim Busheri	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
Jeffrey W. Donlon	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
~~Christopher F. Petrosino~~	~~[ ]~~	~~$[ ]~~	~~[ ]~~	~~$[ ]~~	~~[ ]~~	~~$[ ]~~
~~Ajay Sadarangani~~						
~~Richard J. Schermeyer, III~~						
Marc Tommasi	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
~~Jeffrey M. Tyburski~~	~~0~~	~~$0~~	~~0~~	~~$0~~	~~80~~	~~$552,055,995~~
~~Jay M. Welles~~	~~0~~	~~$0~~	~~0~~	~~$0~~	~~40~~	~~$761,122,517~~

* At times assets of the Other Accounts in column 3 may be invested in series of the Fund.

Management of Conflicts of Interest. The Advisor's management of other accounts may give rise to potential conflicts of interest in connection with its management of the Series' investments, on the one hand, and the investments of the other accounts, on the other. The Advisor may, for example, have an incentive to favor accounts with higher fees or performance-based fees in the allocation of investment opportunities. However, the Advisor has established policies and procedures to ensure that the purchase and sale of securities among all accounts it manages are fairly and equitably allocated.

For the Fund, other pooled investment vehicles, and Other Accounts that have authorized it to do so, the Advisor trades equities~~,~~ futures and most fixed income investments on an aggregate basis to increase efficiency of execution. For equities, the Advisor uses a computer-generated allocation methodology utilizing either a random or pro rata based methodology to objectively assign the order of execution among accounts. Futures contracts are allocated using a high/low methodology, in which the highest fill prices are allocated to the accounts with the highest account numbers. In the event of a partially filled fixed income order, the Advisor frequently allocates securities first to the Series of the Fund and the Manning & Napier Collective Investment Trust Funds and then assigns the balance of the order among other accounts. Each account that participates in an aggregated order on a particular execution will participate at the average security price with all transaction costs shared on a pro-rata basis.

The Advisor's trading function for equities and most fixed income investments (other than certain fixed income investments, as discussed below) is separate from its research function; that is, the individuals recommending and approving security purchases are not the same individuals responsible for executing the trades. For equities and most fixed income securities trades, traders exercise individual discretion in order to get the Advisor's clients the best possible execution on trades, but guidelines as to security, position size, and price are set by the analysts recommending the security. Proprietary and third-party reporting systems monitor implementation of trading programs across the account base.

To remove the incentive for unauthorized trading and speculation in client accounts, traders are not compensated for profits generated, since investment directives are issued from outside the trading area and then merely implemented by the traders. In addition, the compensation program for individuals recommending securities purchases are based on the returns of the particular security recommended, rather than on the performance of any individual account.

For certain fixed income investments, the Series' Portfolio Management Team identifies the securities to be purchased and a member of the team executes the trades. The team members do not execute trades in the types of securities held in the Series' portfolio for other accounts managed by the Advisor. Rather, when similar fixed income securities are to be purchased for such other accounts, traders exercise individual discretion in order to get the Advisor's clients the best possible execution on trades, but strict guidelines as to security, position size, and price are set by the analysts recommending the security. With respect to any account of the Advisor not receiving a full allocation of a primary market issuance, the Advisor may purchase more bonds on behalf of such account in the secondary market. In such case, the purchase price of such bonds will likely be different than that of the initial issue.

Portfolio Transactions and Brokerage

The Agreement states that in connection with its duties to arrange for the purchase and the sale of securities held in the portfolio of the Fund by placing purchase and sale orders for the Fund, the Advisor shall select such broker-dealers ("brokers") as shall, in the Advisor's judgment, implement the policy of the Fund to achieve "best execution", i.e., prompt and efficient execution at the most

favorable securities price. In making such selection, the Advisor is authorized in the Agreement to consider the reliability, integrity and financial condition of the broker, the size and difficulty in executing the order and the value of the expected contribution of the broker to the investment performance of the Fund on a continuing basis. The Advisor is also authorized to consider whether a broker provides brokerage and/or research services to the Fund and/or other accounts of the Advisor. The Fund understands that a substantial amount of its portfolio transactions may be transacted with primary market makers acting as principal on a net basis, with no brokerage commissions being paid by the Fund. Such principal transactions may, however, result in a profit to market makers. In certain instances the Advisor may make purchases of underwritten issues for the Fund at prices which include underwriting fees. The Agreement states that the commissions paid to such brokers may be higher than another broker would have charged if a good faith determination is made by the Advisor that the commission is reasonable in relation to the services provided, viewed in terms of either that particular transaction or the Advisor's overall responsibilities as to the accounts as to which it exercises investment discretion and that the Advisor shall use its judgment in determining that the amount of commissions paid are reasonable in relation to the value of brokerage and research services provided. The Advisor is further authorized to allocate the orders placed by it on behalf of the Fund to such brokers or dealers who also provide research or statistical material, or other services, to the Fund, the Advisor, or any affiliate of either to the extent permitted by law. Such allocation shall be in such amounts and proportions as the Advisor shall determine, and the Advisor shall report on such allocations regularly to the Fund, indicating the broker-dealers to whom such allocations have been made and the basis therefore.

To the extent research services may be a factor in selecting brokers, such services may be in written form or through direct contact with individuals and may include information as to particular companies and securities as well as market, economic, or institutional areas and information which assists in the valuation and pricing of investments. Examples of research-oriented services for which the Advisor might utilize Fund commissions include research reports and other information on the economy, industries, sectors, groups of securities, individual companies, statistical information, political developments, technical market action, pricing and appraisal services, credit analysis, risk measurement analysis, performance and other analysis. The research which the Advisor receives for the Fund's brokerage commissions, whether or not useful to the Fund, may be useful to the Advisor in managing the accounts of the Advisor's other advisory clients. Similarly, the research received for the commissions of such accounts may be useful to the Fund.

The Advisor primarily directs the execution of futures contracts through an electronic trading platform. The Advisor believes that this platform promotes best execution because it enables the Advisor to easily compare execution costs and services among various brokers who offer execution services on the platform and grants the flexibility to route executions based on the Advisor's analysis of these factors. The Advisor believes that commission costs generally are less than those applied to executions outside of the platform. The Advisor does not pay the platform sponsor for use of this service. Broker-dealers incur the costs of the platform usage, and therefore, may discontinue providing services through the platform if they deem the directed executions insufficient.

Brokerage Commissions Paid in Last Three Fiscal Years

	11/1/14-10/31/15	11/1/15-10/31/16	11/1/16-10/31/17
~~Pro-Blend Conservative Term Series~~	~~$ 716,260~~	~~$ 1,175,751~~	~~$ 452,622~~
~~Pro-Blend Moderate Term Series~~	~~$ 984,988~~	~~$ 1,405,648~~	~~$ 676,152~~
~~Pro-Blend Extended Term Series~~	~~$ 1,248,212~~	~~$ 1,566,158~~	~~$ 713,699~~
~~Pro-Blend Maximum Term Series~~	~~$ 1,086,956~~	~~$ 1,008,128~~	~~$ 580,478~~
Overseas Series*	$ 4,656,602	$ 2,009,708	$ [ ]
~~Equity Series~~	~~$ 1,005,027~~	~~$ 937,012~~	~~$ 283,779~~
~~Disciplined Value Series~~	~~$ 35,906~~	~~$ 86,125~~	~~$ 62,169~~
~~Quality Equity Series~~	~~$ N/A*~~	~~$ 1,361~~	~~$ 1,391~~

~~*The Class K and Class R6 shares of the Series were not active as of the date of this SAI. Accordingly, the Class K and Class R6 shares of the Series have not paid any brokerage commissions.~~ ~~*Commenced operations on June 1, 2015.~~

~~The brokerage commissions for the Pro-Blend Conservative Term Series, Pro-Blend Moderate Term Series, and Pro-Blend Extended Term Series for the fiscal year ended October 31, 2015 were higher than those for the fiscal year ended October 31, 2014 and the fiscal year ended October 31, 2016 due to the Series' increased investments in futures contracts.~~

~~The brokerage commissions for the Overseas Series for the fiscal year ended October 31, 2015 were higher than for the previous fiscal year due to increased trading in response to redemptions of shares of the Series. In addition,~~ [T~~t~~he brokerage commissions for the ~~Pro-Blend Series, Equity Series, and Overseas~~ Series were lower for the fiscal year ended October 31, 2016 than the previous ~~two~~ fiscal year~~s~~ due to the Series' more focused portfolio~~s~~ and lower net assets.]

Directed Brokerage. For the fiscal year ended October 31, 2017~~2016~~, the ~~following~~ Series paid brokerage commissions to brokers because of research services provided as follows:

	Brokerage Commissions Directed in Connection with Research Services Provided		Aggregate Dollar Amount of Transactions for which Such Commissions Were Paid
Pro-Blend Conservative Term Series	$ 266,893	$	363,568,976
Pro-Blend Moderate Term Series	$ 507,200	$	634,091,423
Pro-Blend Extended Term Series	$ 604,211	$	731,673,677
Pro-Blend Maximum Term Series	$ 571,447	$	823,871,946
Overseas Series*	$ [ ]	$	[ ]
Equity Series	$ 276,103	$	503,296,454
Disciplined Value Series	$ 62,169	$	141,858,104
Quality Equity Series	$ 1,391	$	1,904,692

*The Class K and Class R6 shares of the Series were not active as of the date of this SAI. Accordingly, the Class K and Class R6 shares of the Series have not paid any brokerage commissions.

Regular Broker-Dealers. The Series' regular broker-dealers are (i) the ten broker-dealers that received the greatest dollar amount of brokerage commissions from the Series; (ii) the ten broker-dealers that engaged as principal in the largest dollar amount of portfolio transactions of the Series; and (iii) the ten broker-dealers that sold the largest dollar amount of Series shares. [During the fiscal year ended October 31, 20172016, the following Series purchased did not hold any securities issued by itstheir regular broker-dealers.:]

[to be added]

	Regular Broker-Dealer		Value of Portfolio Holdings as of 10/31/16 (000's omitted)
Pro-Blend Conservative Term Series	Bank of America Securities LLC		$7,955
	Barclays Bank PLC		$2,756
	Citigroup Global Markets, Inc.		$7,374
	Deutsche Bank Securities, Inc.		$10
	Goldman Sachs & CO.		$8,808
	JP Morgan Securities, Inc.		$14,549
	Morgan Stanley & Co., Inc.		$8,718
Pro-Blend Moderate Term Series	Bank of America Securities LLC		$5,160
	Barclays Bank PLC		$2,023
	Citigroup Global Markets, Inc.		$4,158
	Deutsche Bank Securities, Inc.		$6
	Goldman Sachs & CO.		$6,361
	JP Morgan Securities, Inc.		$8,560
	Morgan Stanley & Co., Inc.		$3,114
Pro-Blend Extended Term Series	Bank of America Securities LLC		$4,677
	Barclays Bank		$1,846
	Citigroup Global Markets, Inc.		$3,830
	Deutsche Bank Securities, Inc.		$4
	Goldman Sachs & CO.		$5,736
	JP Morgan Securities, Inc.		$6,895
	Morgan Stanley & Co., Inc.		$2,843
Pro-Blend Maximum Term Series	Bank of America Securities LLC		$411
	Barclays Bank PLC		$253
	Citigroup Global Markets, Inc.		$614
	Goldman Sachs & CO.		$902
	JP Morgan Securities, Inc.		$547
	Morgan Stanley & Co., Inc.		$936
Disciplined Series	JP Morgan Securities, Inc.		$5,133

Net Asset Value

The NAV is determined on each day that the NYSE is open for trading. In determining the NAV of eachthe Series' shares, common stocks that are traded OTC or listed on national securities exchanges other than the NASDAQ National Market System are valued at the last sale price on the exchange on which each stock is principally traded as of the close of the NYSE (generally 4:00 p.m., Eastern time), or, in the absence of recorded sales, at the closing bid prices on such exchanges. Securities listed on the NASDAQ National Market System are valued in accordance with the NASDAQ Official Closing Price. Unlisted securities that are not included in such

NASDAQ National Market System are valued at the quoted bid prices in the OTC market. Short-term investments that mature in sixty days or less are valued at amortized cost, which approximates market value. Futures, and related options on futures, traded on U.S. and foreign exchanges are valued at the exchange settlement price, or if no settlement price is available, at the last sale price as of the close of the exchange on the valuation date. Investments in registered investment companies are valued at their NAV per share on valuation date. All securities initially expressed in foreign currencies will be converted to U.S. dollars using current exchange rates. Short securities positions are accounted for at value, using the same method of valuation described above. Securities and other assets for which market quotations are not readily available or for which the Advisor deems the market quotations to be unreliable are valued by appraisal at their fair value as determined in good faith by the Advisor under procedures established by and under the general supervision and responsibility of the Fund's Board of Directors. A Series' determination of a security's fair value price often involves the consideration of a number of subjective factors, and is therefore subject to the unavoidable risk that the value that the Series assigns to a security may be higher or lower than the security's value would be if a reliable market quotation for the security was readily available. The Advisor may use a pricing service to obtain the value of the Fund's portfolio securities where the prices provided by such pricing service are believed to reflect the fair market value of such securities. The methods used by the pricing service and the valuations so established will be reviewed by the Advisor under the general supervision of the Fund's Board of Directors. Several pricing services are available, one or more of which may be used as approved by the Fund's Board of Directors.

The foreign securities held by the Series may be listed on foreign exchanges that trade on days when the NYSE is not open and the Series do not price their shares. As a result, the NAV of a Series may change at a time when shareholders are not able to purchase or redeem shares.

If trading or events occurring in other markets after the close of the principal market in which securities are traded are expected to materially affect the value of those securities, then they may be valued at their fair value taking this trading or these events into account.

Federal Tax Treatment of Dividends and Distributions

The following is only a summary of certain tax considerations generally affecting the Series and ~~their~~ its shareholders, and is not intended as a substitute for careful tax planning. Shareholders are urged to consult their tax advisers with specific reference to their own tax situations, including their state, local and foreign tax liabilities.

The following discussion of certain U.S. federal income tax consequences is based on the Code, and the regulations issued thereunder as in effect on the date of this SAI. New legislation, certain administrative changes, or court decisions may significantly change the conclusions expressed herein, and may have a retroactive effect with respect to the transactions contemplated herein.

Qualification as a Regulated Investment Company ("RIC"). ~~Each~~ The Series is treated as a separate entity for federal income tax purposes and is not combined with the Fund's other series. It is the policy of ~~each~~the Series to qualify for the favorable tax treatment accorded RICs under Subchapter M of the Code. By following such policy, ~~each of~~ the Series expects to be relieved of federal income tax on investment company taxable income and net capital gain (the excess of net long-term capital gain over net short-term capital loss) timely distributed to shareholders.

In order to qualify as a RIC ~~each~~ the Series must, among other things, (1) derive at least 90% of its gross income each taxable year from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies and net income derived from an interest in a qualified publicly traded partnership (the "Qualifying Income Test"); and (2) diversify its holdings so that at the close of each quarter of each taxable year (i) at least 50% of the value of the Series' total assets is represented by cash and cash items, U.S. Government securities, securities of other RICs, and other securities limited, in respect of any one issuer, to a value not greater than 5% of the value of the Series' total assets and 10% of the outstanding voting securities of such issuer, including the equity securities of a qualified publicly traded partnership and (ii) not more than 25% of the value of its assets is invested in the securities of any one issuer (other than U.S. Government securities or securities of any other RIC) or the securities (other than the securities of other RICs) of two or more issuers that are engaged in the same or similar trades or businesses or related trades or businesses if the Series owns at least 20% of the voting power of each such issuer, or the securities of one or more qualified publicly traded partnerships. These requirements may restrict the degree to which the Series may engage in certain hedging transactions and may limit the range of the Series' investments. If ~~a~~ the Series qualifies as a RIC, it will not be subject to federal income tax on the part of its net investment income and net realized capital gains, if any, which it timely distributes each year to the shareholders, provided the Series distributes at least (a) 90% of its investment company taxable income (generally, net investment income plus the excess, if any, of net short-term capital gain over net long-term capital loss) and (b) 90% of its net exempt interest income (the excess of (i) its tax-exempt interest income over (ii) certain deductions attributable to that income).

If ~~a~~ the Series fails to satisfy the qualifying income or diversification requirements in any taxable year, it may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. If these relief provisions are not available to a Series for any year in which it fails to qualify as a RIC, all of its taxable income will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and its distributions (including capital gains distributions) generally will be taxable as ordinary income dividends to its shareholders, subject to the dividends received deduction for corporate shareholders and lower tax rates on qualified dividend income for individual

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shareholders. In addition, the Series could be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions before requalifying as a RIC under Subchapter M of the Code.

For taxable years beginning after December 22, 2010, each the Series may elect to treat part or all of any "qualified late year loss" as if it had been incurred in the succeeding taxable year in determining the Series' taxable income, net capital gain, net short-term capital gain, and earnings and profits. The effect of this election is to treat any such "qualified late year loss" as if it had been incurred in the succeeding taxable year in characterizing the Series' distributions for any calendar year. A "qualified late year loss" generally includes net capital loss, net long-term capital loss, or net short-term capital loss incurred after October 31 of the current taxable year (commonly referred to as "post-October losses") and certain other late-year losses.

The treatment of capital loss carryovers for RICs is similar to the rules that apply to individuals which provide that such losses are carried over by a Series indefinitely. Thus, if a Series has a "net capital loss" (that is, capital losses in excess of capital gains) for a taxable year beginning after December 22, 2010, the excess of the Series' net short-term capital losses over its net long-term capital gains is treated as a short-term capital loss arising on the first day of such Series' next taxable year, and the excess (if any) of the Series' net long-term capital losses over its net short-term capital gains is treated as a long-term capital loss arising on the first day of the Series' next taxable year. Certain rules require capital losses incurred after December 22, 2010, to be utilized before losses incurred prior to December 22, 2010, which, depending on the circumstances for the Series, may result in the expiration of losses incurred prior to December 22, 2010. In addition, the carryover of capital losses may be limited under the general loss limitation rules if the Series experiences an ownership change as defined in the Code.

Each The Series is treated as a separate corporation for federal income tax purposes. Each The Series therefore is considered to be a separate entity in determining its treatment under the rules for RICs described herein. Losses in one Series do not offset gains in another and the requirements (other than certain organizational requirements) for qualifying RIC status are determined at the Series level rather than at the Fund level.

Excise Tax. If a the Series fails to distribute in a calendar year at least 98% of its ordinary income for the year and 98.2% of its capital gain net income (the excess of short and long term capital gains over short and long term capital losses) for the one-year period ending October 31 of that year (and any retained amount from the prior year), the Series will be subject to a nondeductible 4% federal excise tax on the undistributed amounts. The Series generally intend to make sufficient distributions to avoid imposition of this tax. A Series may in certain circumstances be required to liquidate investments in order to make sufficient distributions to avoid federal excise tax liability at a time when the investment advisor might not otherwise have chosen to do so, and liquidation of investments in such circumstances may affect the ability of the Series to satisfy the requirements for qualification as a RIC.

Distributions and Dividends. Each The Series receives income generally in the form of dividends and interest on its investments. This income, less expenses incurred in the operation of the Series, constitutes their net investment income from which dividends may be paid to you. All or a portion of the net investment income distributions may be treated as "Qualified Dividend Income" (currently eligible for the reduced maximum capital gains rate to individuals of up to 20% (lower rates apply to individuals in lower tax brackets)) to the extent that a Series receives, and reports its dividends as Qualified Dividend Income. Qualified Dividend Income is, in general, dividend income from taxable domestic corporations and certain foreign corporations (e.g., foreign corporations incorporated in a possession of the U.S. or in certain countries with a comprehensive tax treaty with the U.S., or the stock of which is readily tradable on an established securities market in the United States). In order for some portion of the dividends received by a Series' shareholder to be Qualified Dividend Income, the Series must meet the holding period and other requirements with respect to the dividend paying stocks in its portfolio, and the shareholder must meet holding period and other requirements with respect to the Series' shares. Distributions that the Series receive from an ETF or underlying fund taxable as a RIC or REIT will be treated as Qualified Dividend Income only to the extent so reported by such ETF, underlying fund or REIT.

Any distribution by a the Series may be taxable to shareholders regardless of whether it is received in cash or in additional shares. The Series may derive capital gains and losses in connection with sales or other dispositions of the portfolio securities. Distributions from net short-term capital gains will generally be taxable to shareholders as ordinary income. Distributions from net long-term capital gains will be taxable to shareholders as long-term capital gains regardless of how long the shares have been held. The current maximum tax rate on long-term capital gains is 20% (lower rates apply to individuals in lower tax brackets). Certain distributions may qualify for a dividends-received deduction for corporate shareholders, subject to holding period requirements and other limitations under the Code, if they are attributable to the qualifying dividend income a Series receives from a domestic corporation and are properly reported by that Series.

Each The Series will inform you of the amount of your ordinary income dividends, Qualified Dividend Income, and capital gain distributions shortly after the close of each calendar year. Shareholders who have not held the Series' shares for a full year should be aware that the Series may designate and distribute, as ordinary income or capital gain, a percentage of income that is not equal to the actual amount of such income earned during the period of investment in the Series. A distribution will reduce a the Series' NAV per share and may be taxable to you as ordinary income or capital gain even though, from an investment standpoint, the distribution may constitute a return of capital. Therefore, an investor should consider the tax consequences of purchasing shares immediately before a distribution record date.

REITs in which ~~a~~ the Series invests often do not provide complete and final tax information to the Series until after the time that the Series issues the tax reporting statement. As a result, the Series may at times find it necessary to reclassify the amount and character of its distributions to you after it issues your tax reporting statement. When such reclassification is necessary, the Series will send you a corrected, final Form 1099-DIV to reflect the reclassified information. If you receive a corrected Form 1099-DIV, use the information on this corrected form, and not the information on the previously issued tax reporting statement, in completing your tax returns.

If ~~a~~ the Series' distributions exceed its taxable income and capital gains realized during a taxable year, all or a portion of the distributions made in the same taxable year may be re-characterized as a return of capital to shareholders. A return of capital distribution will generally not be taxable, but will reduce each shareholder's cost basis in the Series' shares and result in higher reported capital gain or lower reported capital loss when those shares on which a distribution was received are sold.

Distributions declared in October, November, or December to shareholders of record during those months and paid during the following January are treated as if they were received by each shareholder on December 31 of the year in which they are declared for tax purposes.

U.S. individuals with income exceeding $200,000 ($250,000 if married and filing jointly) are subject to a 3.8% Medicare contribution tax on their "net investment income," including interest, dividends, and capital gains (including capital gains realized on the sale, exchange, or redemption of shares of the Series).

Sale, Exchange, or Redemption of Shares. Any gain or loss recognized on a sale, exchange or redemption of shares of ~~a~~ the Series by a shareholder who is not a dealer in securities will generally, for individual shareholders, be treated as a long-term capital gain or loss if the shares have been held for more than one year and otherwise generally will be treated as short-term capital gain or loss. However, if shares on which a shareholder has received a net capital gain distribution are subsequently sold, exchanged or redeemed and such shares have been held for six months or less, any loss recognized will be treated as long-term capital loss to the extent of the net capital gain distribution. In addition, the loss realized on a sale or other disposition of shares will be disallowed to the extent a shareholder repurchases (or enters into a contract or option to repurchase) shares within a period of 61 days (beginning 30 days before and ending 30 days after the disposition of the shares). This loss disallowance rule will apply to shares received through the reinvestment of dividends during the 61-day period. For tax purposes, an exchange of shares of ~~a~~ the Series for shares of a different Series is the same as a sale.

~~Each~~ The Series (or its administrative agent) is required to report to the Internal Revenue Service ("IRS") and furnish to shareholders the cost basis information for shares of the Series purchased on or after January 1, 2012, and sold on or after that date. In addition to the requirement to report the gross proceeds from the sale of shares, the Series is also required to report the cost basis information for such shares and indicate whether the shares had a short-term or long-term holding period. Each time a shareholder sells shares, the Series will permit the shareholder to elect from among several IRS accepted cost basis methods, including average cost. In the absence of an election, the Series will use average cost. The cost basis method elected by the shareholder (or the cost basis method applied by default) for each sale of shares may not be changed after the settlement date of each such sale of shares. Shareholders should consult with their tax advisors to determine the best IRS accepted cost basis method for their tax situation and to obtain more information about how cost basis reporting applies to them. The requirement to report gross proceeds from the sale of shares of the Series continues to apply to all shares acquired through December 31, 2011, and sold on and after that date. Shareholders also should carefully review any cost basis information provided to them and make any additional basis, holding period or other adjustments that are required when reporting these amounts on their federal income tax returns.

Under current law, the Series serve to block unrelated business taxable income ("UBTI") from being realized by their tax-exempt shareholders. Notwithstanding the foregoing, a tax-exempt shareholder could realize UBTI by virtue of its investment in ~~a~~ the Series if shares in the Series constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of section 514(b) of the Code. Certain types of income received by ~~a~~ the Series from REITs, REMICs, taxable mortgage pools or other investments may cause the Series to designate some or all of its distributions as "excess inclusion income." To Series shareholders such excess inclusion income may (i) constitute taxable income, as UBTI for those shareholders who would otherwise be tax-exempt such as individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities; (ii) not be offset by otherwise allowable deductions for tax purposes; (iii) not be eligible for reduced U.S. withholding for non-U.S. shareholders even from tax treaty countries; and (iv) cause the Series to be subject to tax if certain "disqualified organizations" as defined by the Code are Series shareholders.

Tax-exempt investors sensitive to UBTI, especially charitable remainder trusts, are strongly encouraged to consult their tax advisers prior to investment in the Series regarding this issue and IRS pronouncements regarding the treatment of such income in the hands of such investors.

Taxation of Series Investments. ~~A~~ The Series' transactions in certain futures contracts, options, forward contracts, foreign currencies, foreign debt securities, foreign entities treated as investment companies, derivative securities, and certain other investment and hedging activities will be subject to special tax rules. In a given case, these rules may accelerate income to the Series, defer losses to the Series, require adjustments in the holding periods of the Series' assets, convert short-term capital losses into long-term capital losses, or otherwise affect the character of the Series' income. These rules could therefore affect the amount, timing, and character of distributions to shareholders. ~~Each~~ The Series will endeavor to make any available elections pertaining to such transactions in a manner believed to be in the best interest of the Series.

With respect to investments in zero coupon securities which are sold at original issue discount ("OID") and thus do not make periodic cash interest payments, ~~a~~ the Series will be required to include as part of its current income the imputed interest on such obligations even though the Series has not received any interest payments on such obligations during that period. Because ~~each~~ the Series intends to distribute all of its net investment income to its shareholders, ~~a~~ the Series may have to sell securities to distribute such imputed income which may occur at a time when the Advisor would not have chosen to sell such securities and which may result in a taxable gain or loss. Special rules apply if ~~a~~ the Series holds inflation-indexed bonds. Generally, all stated interest on such bonds is recorded as income by the Series under its regular method of accounting for interest income. The amount of positive inflation adjustment, which results in an increase in the inflation-adjusted principal amount of the bond, is treated as OID. The OID is included in the Series' gross income ratably during the period ending with the maturity of the bond, under the general OID inclusion rules. The amount of the Series' OID in a taxable year with respect to a bond will increase the Series' taxable income for such year without a corresponding receipt of cash, until the bond matures. As a result, the Series may need to use other sources of cash to satisfy its distributions for such year. The amount of negative inflation adjustments, which results in a decrease in the inflation-adjusted principal amount of the bond, reduces the amount of interest (including stated interest, OID, and market discount, if any) otherwise includible in the Series' income with respect to the bond for the taxable year.

Any market discount recognized on a bond is taxable as ordinary income. A market discount bond is a bond acquired in the secondary market at a price below redemption value or adjusted issue price if issued with original issue discount. Absent an election by ~~a~~ the Series to include the market discount in income as it accrues, gain on its disposition of such an obligation will be treated as ordinary income rather than capital gain to the extent of the accrued market discount.

~~Each~~ The Series is required for federal income tax purposes to mark-to-market and recognize as income for each taxable year its net unrealized gains and losses on certain futures contracts as of the end of the year as well as those actually realized during the year. Gain or loss from futures and options contracts on broad-based indexes required to be marked to market will be 60% long-term and 40% short-term capital gain or loss. Application of this rule may alter the timing and character of distributions to shareholders. ~~A~~ The Series may be required to defer the recognition of losses on futures contracts, options contracts and swaps to the extent of any unrecognized gains on offsetting positions held by the Series. It is anticipated that any net gain realized from the closing out of futures or options contracts with respect to securities may be considered gain from the sale of securities and therefore may be qualifying income for purposes of the Qualifying Income Test (as described above). ~~Each~~ The Series intends to distribute to shareholders at least annually any net capital gains which have been recognized for federal income tax purposes, including unrealized gains at the end of the Series' fiscal year on futures or options transactions. Such distributions are combined with distributions of capital gains realized on the Series' other investments, and shareholders are advised on the nature of the distributions.

Certain investments in other underlying funds and ETPs may not produce qualifying income for purposes of the Qualifying Income Test (as described above) or satisfy the asset holdings requirements, that must be met in order for a Series to maintain its status as a RIC under the Code. For example, investments in ETPs that track physical commodities and which are treated as grantor trusts under the Code do not generate qualifying income and are not considered "securities" for purposes of the asset diversification requirements (as described above). If one or more underlying funds and/or ETPs generates more non-qualifying income for purposes of the Qualifying Income Test than the Series' portfolio management expects, it could cause the Series to inadvertently fail the Qualifying Income Test, thereby causing the Series to inadvertently fail to qualify as a RIC under the Code.

~~A~~ The Series may invest in certain MLPs which may be treated as qualified publicly traded partnerships. Income from qualified publicly traded partnerships is qualifying income for purposes of the Qualifying Income Test (as described above), but a Series' investment in one or more of such qualified publicly traded partnerships is limited under the asset diversification requirements (as described above) to no more than 25% of the value of the Series' assets. MLPs deliver Form K-1s to the Series to report their share of income, gains, losses, deductions and credits of the MLP. These Form K-1s may be delayed and may not be received until after the time that a Series issues its tax reporting statements. As a result, ~~a~~ the Series may at times find it necessary to reclassify the amount and character of its distributions to you after it issues you your tax reporting statement.

~~A~~ The Series may invest in REITs. Investments in REIT equity securities may require ~~a~~ the Series to accrue and distribute income not yet received. To generate sufficient cash to make the requisite distributions, ~~a~~ the Series may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold. ~~A~~ The Series' investments in REIT equity securities may at other times result in ~~a~~ the Series' receipt of cash in excess of the REIT's earnings; if ~~a~~ the Series distributes these amounts, these distributions could constitute a return of capital to ~~such a~~ the Series shareholders for federal income tax purposes. Dividends received by a Series from a REIT generally will not constitute qualified dividend income.

Foreign Investments. Transactions by ~~a~~ the Series in foreign currencies and forward foreign currency contracts will be subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the Series (i.e., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Series and defer losses. These rules could therefore affect the character, amount and timing of distributions to shareholders. These provisions also may require ~~a~~ the Series to mark-to-market certain types of positions in its portfolio (i.e., treat them as if they were closed out) which may cause the Series to

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recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the RIC distribution requirements for avoiding income and excise taxes. ~~Each~~ The Series intends to monitor its transactions, intends to make the appropriate tax elections, and intends to make the appropriate entries in its books and records when it acquires any foreign currency or forward foreign currency contract in order to mitigate the effect of these rules so as to prevent disqualification of the Series as a RIC and minimize the imposition of income and excise taxes.

Dividends and interest received by ~~a~~ the Series may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions that would reduce the yield on its securities. Tax conventions between certain countries and the U.S. may reduce or eliminate these taxes. Foreign countries generally do not impose taxes on capital gains with respect to investments by foreign investors. If more than 50% of the value of ~~a~~ the Series' total assets at the close of its taxable year consists of stock or securities of foreign corporations, the Series will be eligible to, and may, file an election with the IRS that will enable shareholders, in effect, to receive the benefit of the foreign tax credit with respect to any foreign and U.S. possessions' income taxes paid by the Series. If the Series were to make such an election, the Series would treat those taxes as dividends paid to its shareholders. Each shareholder would be required to include a proportionate share of those taxes in gross income as income received from a foreign source and to treat the amount so included as if the shareholder had paid the foreign tax directly. The shareholder may then either deduct the taxes deemed paid by him or her in computing his or her taxable income or, alternatively, use the foregoing information in calculating the foreign tax credit (subject to significant limitations) against the shareholder's federal income tax. If ~~a~~ the Series makes the election, it will report annually to its shareholders the respective amounts per share of the Series' income from sources within, and taxes paid to, foreign countries and United States possessions.

Foreign tax credits, if any, received by ~~a~~ the Series as a result of an investment in another RIC (including an ETF which is taxable as a RIC) will not be passed through to you unless the Series qualifies as a "qualified fund-of-funds" under the Code. If ~~a~~ the Series is a "qualified-fund-of-funds" it will be eligible to file an election with the IRS that will enable it to pass along these foreign tax credits to its shareholders. ~~A~~ The Series will be treated as a "qualified fund-of-funds" if at least 50% of the value of the Series' total assets (at the close of each quarter of the Series' taxable year) is represented by interests in other RICs.

If ~~a~~ the Series owns shares in certain foreign investment entities, referred to as "passive foreign investment companies" or "PFIC," the Series will be subject to one of the following special tax regimes: (i) the Series is liable for U.S. federal income tax, and an additional interest charge, on a portion of any "excess distribution" from such foreign entity or any gain from the disposition of such shares, even if the entire distribution or gain is paid out by the Series as a dividend to its shareholders; (ii) if the Series were able and elected to treat a PFIC as a "qualified electing fund" or "QEF," the Series would be required each year to include in income, and distribute to shareholders in accordance with the distribution requirements set forth above, the Series' *pro rata* share of the ordinary earnings and net capital gains of the PFIC, whether or not such earnings or gains are distributed to the Series; or (iii) the Series may be entitled to mark-to-market annually shares of the PFIC, and in such event would be required to distribute to shareholders any such mark-to-market gains in accordance with the distribution requirements set forth above. The~~A~~ Series may have to distribute to its shareholders certain "phantom" income and gain the Series accrues with respect to its investment in a PFIC in order to satisfy its distribution requirement and to avoid imposition of the 4% excise tax described above. ~~A~~ The Series will make the appropriate tax elections, if possible, and take any additional steps that are necessary to mitigate the effect of these rules.

Backup Withholding. In certain cases, ~~a~~ the Series will be required to withhold and remit to the U.S. Treasury 28% of any taxable dividends, capital gain distributions and redemption proceeds paid to a shareholder (1) who has failed to provide a correct and properly certified taxpayer identification number, (2) who is subject to backup withholding by the IRS, (3) who has not certified to the Series that such shareholder is not subject to backup withholding, or (4) who has failed to certify that he or she is a U.S. person (including a U.S. resident alien). This backup withholding is not an additional tax, and any amounts withheld may be credited against the shareholder's U.S. federal income tax liability.

Foreign Shareholders. Foreign shareholders (i.e., nonresident alien individuals and foreign corporations, partnerships, trusts and estates) are generally subject to U.S. withholding tax at the rate of 30% (or a lower tax treaty rate) on distributions derived from net investment income. ~~A~~ The Series may, under certain circumstances, report all or a portion of a dividend as an "interest-related dividend" or a "short-term capital gain dividend," which would generally be exempt from this 30% U.S. withholding tax, provided certain other requirements are met. Short-term capital gain dividends received by a nonresident alien individual who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year are not exempt from this 30% withholding tax. Gains realized by foreign shareholders from the sale or other disposition of shares of ~~a~~ the Series generally are not subject to U.S. taxation, unless the recipient is an individual who is physically present in the U.S. for 183 days or more per year. Foreign shareholders who fail to provide an applicable IRS form may be subject to backup withholding on certain payments from ~~a~~ the Series. Backup withholding will not be applied to payments that are subject to the 30% (or lower applicable treaty rate) withholding tax described in this paragraph. Different tax consequences may result if the foreign shareholder is engaged in a trade or business within the United States. In addition, the tax consequences to a foreign shareholder entitled to claim the benefits of a tax treaty may be different than those described above.

Under legislation generally known as "FATCA" (the Foreign Account Tax Compliance Act), ~~a~~ the Series is required to withhold 30% of certain ordinary dividends it pays, and, after December 31, 2018, 30% of the gross proceeds of share redemptions and certain capital gain dividends it pays, to shareholders that fail to meet prescribed information reporting or certification requirements. In general, no such withholding will be required with respect to a U.S. person or non-U.S. individual that timely provides the certifications required by a Series or its agent on a valid IRS Form W-9 or applicable IRS Form W-8, respectively. Shareholders potentially subject to withholding include foreign financial institutions ("FFIs"), such as non-U.S. investment funds, and non-financial foreign entities ("NFFEs"). To avoid withholding under FATCA, an FFI generally must enter into an information sharing agreement with the IRS in which it agrees to report certain identifying information (including name, address, and taxpayer identification number) with respect to its U.S. account holders (which, in the case of an entity shareholder, may include its direct and indirect U.S. owners), and an NFFE generally must identify and provide other required information to a the Series or other withholding agent regarding its U.S. owners, if any. Such non-U.S. shareholders also may fall into certain exempt, excepted or deemed compliant categories as established by regulations and other guidance. A non-U.S. shareholder resident or doing business in a country that has entered into an intergovernmental agreement with the U.S. to implement FATCA will be exempt from FATCA withholding provided that the shareholder and the applicable foreign government comply with the terms of the agreement.

A non-U.S. entity that invests in a the Series will need to provide the Series with documentation properly certifying the entity's status under FATCA in order to avoid FATCA withholding.

Foreign shareholders are urged to consult their own tax advisors concerning the applicability of the U.S. withholding tax and the proper withholding form(s) to be submitted to the Series.

Potential Reporting Requirements. Under U.S. Treasury regulations, generally, if a shareholder recognizes a loss of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC such as the Series are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

State and Local Taxes. Distributions by a Series to shareholders and the ownership of shares may be subject to state and local taxes. Therefore, shareholders are urged to consult with their tax advisors concerning the application of state and local taxes to investments in the Series, which may differ from the federal income tax consequences.

Many states grant tax-free status to dividends paid to you from interest earned on direct obligations of the U.S. Government, subject in some states to minimum investment requirements that must be met by a Series. Investments in Ginnie Mae or Fannie Mae securities, bankers acceptances, commercial paper, and repurchase agreements collateralized by U.S. Government securities do not generally qualify for such tax-fee treatment. The rules on exclusion of this income are different for corporate shareholders. Shareholders are urged to consult their tax advisors regarding whether, and under what conditions, such exemption is available.

Shareholders should consult their own tax advisors regarding the effect of federal, state, local, and foreign taxes affecting an investment in shares of the Series.

A The Series' shares held in a tax-qualified retirement account will generally not be subject to federal taxation on income and capital gains distribution from a the Series until a shareholder begins receiving payments from its retirement account. Because each shareholder's tax situation is different, shareholders should consult their tax advisor about the tax implications of an investment in the shares of a the Series.

Performance Reporting

The performance of the Series of the Fund may be compared in publications to the performance of various indices and investments for which reliable performance data is available. It may also be compared to averages, performance rankings, or other information prepared by recognized mutual fund statistical services. The Series' annual reports contain additional performance information. These reports are available without charge at the Fund's website, www.manning-napier.com, or by calling 1-800-466-3863.

Financial Statements

Each The Series' audited financial statements, including the report of PwC [auditor] thereon, from the Series' annual reports for the fiscal year ended October 31, 20172016 are hereby incorporated by reference into this SAI. Thisese Reports may be obtained without charge by calling 1-800-466-3863. The financial statements with respect to the Series have been audited by PwC[auditor]. Because the Class K and Class R6 shares of the Series were not active as of the date of this SAI, no financial statements for the Class K and Class R6 shares are incorporated by reference into this SAI.

Appendix A — Description of Bond Ratings[1]

Moody's Investors Service, Inc. ("Moody's") Short-Term Prime Rating System — Taxable Debt and Deposits Globally

Moody's short-term debt ratings are opinions of the ability of issuers to repay punctually senior debt obligations. These obligations have an original maturity not exceeding one year, unless explicitly noted.

Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:

Prime-1: Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

Leading market positions in well-established industries.
High rates of return on funds employed.
Conservative capitalization structure with moderate reliance on debt and ample asset protection.
Broad margins in earnings coverage of fixed financial charges and high internal cash generation.
Well-established access to a range of financial markets and assured sources of alternate liquidity.

Prime-2: Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Prime-3: Issuers rated Prime-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Not Prime: Issuers rated Not Prime do not fall within any of the Prime rating categories.

Obligations of a branch of a bank are considered to be domiciled in the country in which the branch is located. Unless noted as an exception, Moody's rating on a bank's ability to repay senior obligations extends only to branches located in countries which carry a Moody's Sovereign Rating for Bank Deposits. Such branch obligations are rated at the lower of the bank's rating or Moody's Sovereign Rating for Bank Deposits for the country in which the branch is located.

When the currency in which an obligation is denominated is not the same as the currency of the country in which the obligation is domiciled, Moody's ratings do not incorporate an opinion as to whether payment of the obligation will be affected by actions of the government controlling the currency of denomination. In addition, risks associated with bilateral conflicts between an investor's home country and either the issuer's home country or the country where an issuer's branch is located are not incorporated into Moody's short-term debt ratings.

If an issuer represents to Moody's that its short-term debt obligations are supported by the credit of another entity or entities, then the name or names of such supporting entity or entities are listed within the parenthesis beneath the name of the issuer, or there is a footnote referring the reader to another page for the name or names of the supporting entity or entities. In assigning ratings to such issuers, Moody's evaluates the financial strength of the affiliated corporations, commercial banks, insurance companies, foreign governments or other entities, but only as one factor in the total rating assessment.

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[1] The ratings indicated herein are believed to be the most recent ratings available at the date of this SAI for the securities listed. Ratings are generally given to securities at the time of issuance. While the rating agencies may from time to time revise such ratings, they undertake no obligation to do so, and the ratings indicated do not necessarily represent ratings which will be given to these securities on the date of the fund's fiscal year-end.

Moody's Municipal and Corporate Bond Ratings

Aaa: Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities.

A: Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa: Bonds which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba: Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C: Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicated that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicated a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Moody's may also assign conditional ratings to municipal bonds. Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by 9(a) earnings of projects under constructions, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

Standard & Poor's Short-Term Issue Credit Ratings

A-1: A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2: A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3: A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B: A short-term obligation rated 'B' is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitments.

C: A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D: A short-term obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor's believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.

Standard & Poor's Municipal and Corporate Bond Ratings

AAA: An obligation rated 'AAA' has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA: An obligation rated 'AA' differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A: An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB: An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB: An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B: An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC: An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC: An obligation rated 'CC' is currently highly vulnerable to nonpayment. The 'CC' rating is used when a default has not yet occurred, but Standard & Poor's expects default to be a virtual certainty, regardless of the anticipated time to default.

C: An obligation rated 'C' is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.

D: An obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor's believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.

NR: This indicates that no rating has been requested, or that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

The letters 'pr' indicate that the rating was provisional. A provisional rating assumed the successful completion of a project financed by the debt being rated and indicates that payment of debt service requirements was largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, made no comment on the likelihood of or the risk of default upon failure of such completion.

The 'r' modifier was assigned to securities containing extraordinary risks, particularly market risks, which are not covered in the credit rating. The absence of an 'r' modifier should not be taken as an indication that an obligation would not exhibit extraordinary non-credit related risks. Standard & Poor's discontinued the use of the 'r' modifier for most obligations in June 2000 and for the balance of obligations (mainly structured finance transactions) in November 2002.

Appendix B — Procedures for the Nominating Committee's Consideration of Potential Nominees Submitted by Stockholders

A nominee for nomination as a Director submitted by a stockholder will not be deemed to be properly submitted to the Committee for the Committee's consideration unless the following qualifications have been met and procedures followed:

1. A stockholder or group of stockholders (referred to in either case as a "Nominating Stockholder") that, individually or as a group, has beneficially owned at least 5% of the Fund's common stock for at least two years prior to the date the Nominating Stockholder submits a candidate for nomination as a Director may submit one candidate to the Committee for consideration at an annual meeting of stockholders.

2. The Nominating Stockholder must submit any such recommendation (a "Stockholder Recommendation") in writing to the Fund, to the attention of the Secretary, at the address of the principal executive offices of the Fund.

3. The Stockholder Recommendation must be delivered to or mailed and received at the principal executive offices of the Fund not less than the date specified in a public notice by the Fund. Such public notice shall be made at least 30 calendar days prior to the deadline for submission of Stockholder Recommendations. Such public notice may be given in a stockholder report or other mailing to stockholders or by any other means deemed by the Committee or the Board of Directors to be reasonably calculated to inform stockholders.

4. The Stockholder Recommendation must include: (i) a statement in writing setting forth (A) the name, date of birth, business address and residence address of the person recommended by the Nominating Stockholder (the "candidate"); (B) any position or business relationship of the candidate, currently or within the preceding five years, with the Nominating Stockholder or an Associated Person of the Nominating Stockholder (as defined below); (C) the class or Series and number of all shares of the Fund owned of record or beneficially by the candidate, as reported to such Nominating Stockholder by the candidate; (D) any other information regarding the candidate that is required to be disclosed about a nominee in a proxy statement or other filing required to be made in connection with the solicitation of proxies for election of Directors pursuant to Section 20 of the Investment Company Act of 1940, as amended (the "1940 Act") and the rules and regulations promulgated thereunder; (E) whether the Nominating Stockholder believes that the candidate is or will be an "interested person" of the Fund (as defined in the 1940 Act) and, if believed not to be an "interested person," information regarding the candidate that will be sufficient for the Fund to make such determination; and (F) information as to the candidate's knowledge of the investment company industry, experience as a director or senior officer of public companies, directorships on the boards of other registered investment companies and educational background ; (ii) the written and signed consent of the candidate to be named as a nominee and to serve as a Director if elected; (iii) the written and signed agreement of the candidate to complete a directors' and officers' questionnaire if elected; (iv) the Nominating Stockholder's consent to be named as such by the Fund; (v) the class or Series and number of all shares of the Fund owned beneficially and of record by the Nominating Stockholder and any Associated Person of the Nominating Stockholder and the dates on which such shares were acquired, specifying the number of shares owned beneficially but not of record by each, and stating the names of each as they appear on the Fund's record books and the names of any nominee holders for each; and (vi) a description of all arrangements or understandings between the Nominating Stockholder, the candidate and/or any other person or persons (including their names) pursuant to which the recommendation is being made by the Nominating Stockholder. "Associated Person of the Nominating Stockholder" as used in this paragraph 4 means any person required to be identified pursuant to clause (vi) and any other person controlling, controlled by or under common control with, directly or indirectly, (a) the Nominating Stockholder or (b) any person required to be identified pursuant to clause (vi).

5. The Committee may require the Nominating Stockholder to furnish such other information as it may reasonably require or deem necessary to verify any information furnished pursuant to paragraph 4 above or to determine the qualifications and eligibility of the candidate proposed by the Nominating Stockholder to serve on the Board. If the Nominating Stockholder fails to provide such other information in writing within seven days of receipt of written request from the Committee, the recommendation of such candidate as a nominee will be deemed not properly submitted for consideration, and will not be considered, by the Committee.

Appendix C – Manning & Napier Advisors, LLC Proxy Policy